ORBIS

04046760

Warsaw, 2004-11-02

RECEIVED NOV 2004 PROCESSING SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of:
1) the Semi Annual 2004 Consolidated Report
2) the current report no 33/2004.

Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
DEC 2 0 2004
THOMSON FINANCIAL

SUPPL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no. 33/2004

The Management Board of the Company "Orbis" S.A. hereby informs about the acquisition of 109 619 868 bonds, with a nominal value of PLN 1 each (average unit acquisition price), by its subsidiary - Hekon Hotele Ekonomiczne S.A. on October 29, 2004. Bonds have been issued by "Orbis" S.A. by virtue of the Bonds' Act of June 29, 1995. The Management Board has determined terms and conditions of the issue by virtue of Resolution of the General Assembly of Shareholders, within the framework of the bonds issue program (Current report no. 25/2003). The reason for and the objective of the bonds issue and their acquisition by a subsidiary company was to deduct liabilities under redemption of bonds, issued within the framework of non-cash settlement of part of the transaction under the Sale and Purchase Agreement executed on June 24, 2003 (Current report no. 30/2003).

ORBIS
GRUPA HOTELOWA

SAPS - 2004
Semi Annual Report

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Contents:

Ladies and Gentlemen,

The first six months of operations of the expanded Orbis Group are already a thing of the past. The results of the company Hekon - Hotele Ekonomiczne, operator of the Ibis economy hotel chain in Poland have been consolidated in the financial statements since the beginning of the year, while since the second quarter of 2004 our Group has included the company UAB Hekon, operator of the Novotel Vilnius in Vilnius – the first hotel of the Orbis Hotel Group operating abroad. Moreover, changes occurred also as regards the scope of consolidation of results in the groups of our daughter companies, namely Orbis Transport and Orbis Travel.

The consolidated financial figures generated by the Orbis Group in the first half of 2004 indicate that the conditions prevailing at the tourist market in Poland improved predominantly in the first quarter of 2004 and, to a lesser degree, in the second quarter. Nonetheless, during the first six months of the year, all the companies of the Group generated higher sales revenues than in the semi-annual period of 2003. It was attainable thanks to improvement of the economic conditions in the country, Poland's accession to the European Union and increased international tourist traffic. At the same time, companies forming the Group operating on highly competitive markets either reduced prices of services on offer or had to enlarge their operating expenses. This applied to the hotel as well as tourist sectors, but also to the car rental and coach transport markets. To recapitulate, the first semi-annual period of the year has brought about an over 50% rise in the operating profit in terms of the entire Group thanks to market environment and changes in the Group's structure.

In the first half of 2004, both hotel companies of the Group, that is Orbis and Hekon, took advantage of the improved business environment and perked up their operating results, whilst Orbis in addition managed to cut its operating expenses. Both the companies reported higher net result as well. Our new Lithuanian company, UAB Hekon, operating the Novotel in Vilnius, is still in the red due to the fact that the hotel commenced its operations in April this year. Orbis Travel Group augmented sales revenues thanks to the intensive activity of its sales department that has, in consequence, enabled an increase in market share, and thanks to the newly introduced economic travel product "Time Travel". The greater demand for foreign travels offer and the intensified foreign incoming traffic into Poland, coupled with further cost cutting efforts during the period in question and changes as regards consolidation of the financial statements of this group, allowed to curtail the net loss as compared with the corresponding figure reported in the semi-annual period of 2003. Furthermore, Orbis Transport has also boosted sales of its services, yet owing to fierce competition in the car rental sector, soliciting new clients by Orbis Transport resulted in a temporary growth of operating expenses. The services rendered by Orbis Casino invoked great interest in the first half of the year which allowed the company to generate a positive net result.

During the second semi-annual period of the year, Orbis S.A. will devote its efforts to the devising of a new strategy and preparation of a wide-reaching plan of actions pertaining to all the areas of the Company's activity, and for all the companies of the Orbis Group it will be a period of continued pursuance of activities supporting sales and cost-curbing efforts. Improvement of the Group's results in the second half of 2004 is nonetheless a very ambitious task since the performance in the second half of 2003 was better than in the first half of the year, thus attainment of good comparative results in the coming months seems all the more difficult. I wish to express my hopes that economic growth in Poland as well as growing foreign incoming traffic into Poland will attract new clients to all the companies of our Group. Thus, I would like to heartily invite you to avail of all the services offered by the companies of the Orbis Group.

Jean-Philippe Savoye
President of the Management Board
of ORBIS S.A.

ORBIS
GRUPA HOTELOWA

Report
of auditor

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

ORBIS S.A. CAPITAL GROUP

WARSAW, UL. BRACKA 16

AUDITOR'S REPORT ON THE REVIEW OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2004

CERTIFIED AUDITOR'S REPORT ON THE REVIEW OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

To the Shareholders, Supervisory Board and Management Board of Orbis S.A.

I. We have reviewed the attached consolidated financial statements of Orbis S.A. Capital Group, with Orbis S.A. with registered office in Warsaw, ul. Bracka 16 acting as the holding company, including:

- introduction to the consolidated financial statements;
- consolidated balance sheet prepared as of 30 June 2004, with total assets and liabilities plus equity of PLN 1,824,206 thousand;
- consolidated profit and loss account for the period from 1 January 2004 to 30 June 2004, disclosing a net profit of PLN 26,500 thousand;
- statement of changes in consolidated equity for the period from 1 January 2004 to 30 June 2004, disclosing an increase in equity of PLN 7,068 thousand;
- consolidated cash flow statement for the period from 1 January 2004 to 30 June 2004, showing a cash inflow of PLN 17,801 thousand during the financial year;
- additional information and explanations.

Fairness, correctness and clarity of information included in the consolidated financial statements are the responsibility of the Management Board of Orbis S.A. Our responsibility was to review these financial statements.

II. With the exception of the issues described in paragraphs III and IV, our review was carried out in accordance with professional standards issued by the National Board of Certified Auditors in Poland and the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities.

Our review was carried out based on analysis of data included in the consolidated financial statements, insight into the accounting records and information provided by the Management Board and the financial and accounting personnel of Orbis S.A.

The scope and method of review of the consolidated financial statements are substantially different from an audit. It is not an objective of the review to express an opinion on the accuracy, fairness and clarity of the consolidated financial statements. Therefore, no such opinion is issued.

III. As described in item 26.1 e) of additional explanatory notes to the consolidated financial statements, on 23 December 2003, the Company received a statement of claim filed by Hotel Europejski in Warsaw Spółka Akcyjna ("HESA") for adjudicating from Orbis S.A. the remuneration for using real property of Hotel Europejski, located in Warsaw, ul. Krakowskie Przedmieście. As of 30 June 2004 the building of Hotel Europejski was covered with a write-down in the full amount. The Company created a provision for the potential charge for using the property in the total amount of PLN 5,161,642.00, which in the Management Board's opinion constitutes an equivalent of the market rent for this real property for the period after assigning the right to perpetual usufruct of land of the real property to HESA, i.e. from 1 September 2001 to 30 June 2004.
Final outcome of the court proceedings in progress cannot be predicted and thus, their impact on the ownership to the building of Hotel Europejski and related potential liabilities. Consequently, we are not able to confirm the period for which the provision related to costs of using this real property was created. Due to lack of comparable transactions and inability to refer to rent for other real property with similar characteristics and location, we are not able to confirm the value of created provision.

IV. In restating the opening balance under the amended Accounting Act effective as of 1 January 2002, the holding company recognised under assets the titles to perpetual usufruct of land previously stated off-balance sheet. As of 30 June 2004, the titles were recorded at PLN 63,126,872.08 i.e. the value of land assessed by authorities responsible for setting charges for perpetual usufruct.
Until the date of this report, no binding interpretation of the provisions of the amended Accounting Act regarding measurement and recognition of titles to perpetual usufruct was issued. In our opinion, those titles should be measured at fair value as at the recognition date.

V. The parent company created a provision for restructuring costs related to potential termination of employment with employees of one of the hotels for the amount of PLN 2,025 thousand. In our opinion, as at the balance sheet date, no obligations of the Company could be recognised meeting the conditions for creating the provision, defined in Article 35d clause 1 item 2 of the Accounting Act and thus, this provision should not be created. If the Company had not created the aforementioned provision, provisions for liabilities would have be lower, and the financial result disclosed in the

attached consolidated financial statements would have be higher by the aforementioned amount.

VI. The parent company is currently analysing the estimated value of permanent impairment of tangible fixed assets under construction. The analysis has not been completed and approved by the Management Board of the parent company as at the date of this report. In accordance with our estimations based on the data presented to us, potential impact of permanent impairment would result in a need to write-down tangible fixed assets under construction for the amount of PLN 2,991 thousand and to create additional provisions for liabilities in the amount of PLN 658 thousand. Recognising the aforementioned write-down and provisions would reduce the financial result and the value of tangible fixed assets under construction, and increase the provisions for liabilities by PLN 3,649 thousand, PLN 2,991 thousand and PLN 658 thousand respectively.

VII. Except for the impact of issues described in items V and VI above regarding the provision for restructuring and permanent impairment of tangible fixed assets and potential impact of issues described in items III and IV, our review did not identify any need to introduce any material changes to the attached consolidated financial statements, in order to ensure that they present a true and fair view of the economic and financial position of Orbis S.A. Capital Group as of 30 June 2004, its financial result and cash flows for the period of 6 months ended that day, in accordance with the principles defined in the Accounting Act of 29 September 1994 and the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities (Dz. U. No. 139, item 1569, with subsequent amendments) and the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus (Dz. U. No. 139, item 1568, with subsequent amendments).

Without further qualifications to the financial statements to the reviewed consolidated financial statements except for the aforementioned ones, we would like to point out the information included in item 9 of the introduction to the consolidated financial statements in which the Management Board explained the reasons due to which the Capital Group did not perform reconciliation between equity and net profit disclosed in the financial statements and equity and net profit that would be disclosed in the financial statements prepared in line with the International Financial Reporting Standards ("IFRS").

Additionally, we would like to point out the fact that in accordance with IFRS only complete financial statements, including the consolidated balance sheet, consolidated profit and loss account, statement of changes in consolidated equity, consolidated cash flow statement together with comparable data and explanatory notes can reliably present the financial position, result of activities and cash flows in line with IFRS.

Jarosław Suder

Certified auditor
No. 9774

....
Represented by

Entity entitled to audit financial
statements entered under
number 73 on the list kept by the
National Chamber of Certified Auditors

Warsaw, 15 October 2004

The above review report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

ORBIS
GRUPA HOTELOWA

Introduction

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

INTRODUCTION TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basic information about the issuer

The attached financial statements contain the financial figures of the Company Orbis S.A. having its registered address in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 55.11. On the regulated market, the Company's operations are classified as miscellaneous services.

The scope of the Company's business operations includes, among others:

- provision of hotel lodging and food&beverage services as well as provision of ancillary services,
- management of foreign hotels within the framework of management systems in place,
- organization and servicing of domestic and international tourism,
- provision of transport services, including lease of transport vehicles,
- organization and running of gambling games and lotteries,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- provision of services and conducting business operations in the area of training, investment and information technology .

2. Format of the financial statements

The attached consolidated financial statements present financial figures contained in the balance sheet as of June 30, 2004, in comparison with the respective figures as of June 30, 2003 and December 31, 2003, changes in the Company's equity for the 1st half of 2004, the 1st half of 2003 and the entire year 2003, the profit and loss account and the cash flow statement covering data for the 1st half of 2004 and comparative data for the 1st half of 2003, as well as additional notes to the above mentioned financial statements.

3. Members of the Orbis S.A. Management Board (serving during the 5th tenure of the Board):

1/ Jean Philippe Savoye - President of the Management Board
2/ Krzysztof Andrzej Gerula - Vice-President of the Management Board
3/ Andrzej Bobola Szułdrzyński - Vice-President of the Management Board
4/ Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
5/ Yannick Yvon Rouvrais - Member of the Management Board
6/ Alain Billy - Member of the Management Board

Members of the Orbis S.A. Supervisory Board (serving during the 6th tenure of the Board):

Chairman: Claude Moscheni
Members: Erez Boniel, Sabina Czepielinda, Paweł Dębowski, Michael Flaxman, Christophe Guillemot, Michael Harvey, Andrzej Przytuła, JanuszRóżdżyński, Christopher Voutsinas until July 13, 2004, Denys Sappey as from August 3, 2004.

4. The current consolidated financial statements of the Orbis Group as well as the comparative financial figures covering the past periods contain cumulative data of all the organizational units of the Company Orbis S.A. which keep separate accounting books as well as data of the consolidated subsidiary and associated companies of the Orbis Group.
At the end of the reporting period, the organizational structure of the Company comprises 55 units keeping separate accounting books: the Management Board's Office and 54 Hotel Branches. Orbis S.A. leads the Orbis Group consisting of five subsidiary companies and four directly associated companies as well as six indirect subsidiaries.

Graphic presentation of the organizational structure of the issuer's group companies and information concerning the types of relations within the Grou


ORBIS S.A.
Controlling (Dominant) Company
Subsidiaries
Hekon Hotele Ekonomiczne S.A.
100%
UAB Hekon
100%
PBP Orbis Sp. z o.o.
70.41%
31%
88%
Inter Bus Sp. z o.o.
Orbis Polish Travel
0.36%
39%
Orbis Transport Sp. z o.o.
84.44%
Capital Parking Sp. z o.o.
68%
100%
PKS Tarnobrzeg Sp. z o.o.
100%
AutoORBISbus France Sarl
Wioska Turystyczna Wilkasy Sp. z o.o.
100%
Conbis Sp. z o.o.
50%
Associated Companies
33.33%
Orbis Casino Sp. z o.o.
49%
PH Majewicz Sp. z o.o.
25%
Globis Poznań Sp. z o.o.
25%
Globis Wrocław Sp. z o.o.

4.1 In the course of the current reporting period and in the comparable period no merger with other companies took place.

4.2 The financial statements have been prepared on the assumption that the Orbis S.A and Companies forming the Orbis Group further continue their business operations. As of the date of these financial statements, no circumstances exist that would indicate a threat for the continuation of Companies' activities in the foreseeable future.

5. Companies forming the Orbis Group, fully consolidated or accounted for by the equity method:

Company Legal status / seat	Consolidation method	Core business	Court or other registration body	Share capital, in PLN'000	Orbis S.A. Share	
					in the equity	in the total no of votes
					Orbis S.A. stake	
Hekon Hotele Ekonomiczne S.A. Warszawa, ul. Jana Pawła II 22	full	Hotel and food&beverage services	District Court for the capital city of Warsaw, XIX Economic Division of the National Court Registry	300 000	100.00%	100.00%
PBP Orbis Sp. z o.o. Warszawa, ul. Annopol 3	full	Travel agency – retail and tour operator	District Court for the capital city of Warsaw, XX Economic Division of the National Court Registry	16 454	70.41 %	70.41 %
ORBIS Transport Sp. z o.o. Warszawa, ul. Łopuszańska 47	full	Transport of passengers, rental and leasing of vehicle fleet	District Court for the capital city of Warsaw, XX Economic Division of the National Court Registry	14 429	84.44 %	84.44 %
ORBIS CASINO Sp. z o.o. Warszawa, ul. Okrąg 3	equity method	Running casinos and arcade games salons	District Court for the capital city of Warsaw, XVI Economic Division of the National Court Registry	4 800	33.33 %	33.33 %
					Stake of Hekon – Hotele Ekonomiczne S.A.	
UAB Hekon Vilnius, Labdariu 5, Republic of Lithuania	full	Hotel and food&beverage services		9 383	100.00%	100.00%
					Stake of ORBIS Transport Sp. z o.o.	
INTER Bus Sp. z o.o., Warszawa, ul. Nowogrodzka 27	full	Manufacturing, construction, trade and design	District Court for the capital city of Warsaw, XIX Economic Division of the National Court Registry	26	39.00%	39.00%
Capital Parking Sp. z o.o., Warszawa, ul. Nowogrodzka 27	full	Parkings-related activities	District Court for the capital city of Warsaw, XX Economic Division of the National Court Registry	500	68.00%	68.00%
					Stake of PBP Orbis Sp. z o.o.	

INTER Bus Sp. z o.o., Warszawa, ul. Nowogrodzka 27	full	Manufacturing, construction, trade and design	District Court for the capital city of Warsaw, XIX Economic Division of the National Court Registry	26	31.00%	31.00%
Orbis Polish Travel Bureau INC New York	full	Travel agency		293	88.00%	88.00%

The companies listed below have not been consolidated:

- Wioska Turystyczna Wilkasy Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.
- Conbis Sp. z o.o.
- PKS Tarnobrzeg Sp. z o.o.
- AutoORBISbus France Sarl

As at June 30, 2004 the financial statements of the above-mentioned companies have not been consolidated since the values reported in the financial statements of these companies are negligible in terms of implementing the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994.

No.	**Name of the Company**	Degree of control over management	Balance sheet total in PLN '000	Net revenues from the sale of goods and products and financial operations in PLN '000	Financial result in PLN '000
1.	Wioska Turystyczna Wilkasy Sp. z o.o.	subsidiary	4,387	547	-169
2.	P. H. "Majewicz" Sp. z o.o.	associated	4,316	3,765	62
3.	Globis Poznań Sp. z o.o.	associated	58,576	3,029	888
4.	Globis Wrocław Sp. z o.o.	associated	56	0	0
5.	Conbis Sp. z o.o.	subsidiary	The company has not started operations		
6.	PKS Tarnobrzeg	indirect subsidiary	The company has not started operations		
7.	AutoORBISbus France Sarl	indirect subsidiary	The company has not started operations		

During the period covered by the consolidated financial statements and by the comparative consolidated financial statements, the composition of the consolidated units changed. The companies Orbis Polish Travel and UAB Hekon joined the group of consolidated companies since the consolidation thresholds in these companies were exceeded.

If the companies Orbis Polish Travel and INTER Bus Sp. z o.o. had been consolidated as at June 30, 2003, the impact upon the value of equity and minority interests for that period would have been as follows:

Equity as at June 30, 2003		Published version	After inclusion of these companies	Difference
1.	Share capital	92 154	92 154	0

2.	Reserve capital	742 323	742 634	311
3.	Revaluation reserve capital	268 435	268 435	0
4.	Other reserve capitals	65 126	65 196	70
5.	Past year's profit (loss) brought forward	2 138	505	-1 633
6.	Net profit (loss)	31 169	31 171	2
Total equity:		**1 201 345**	**1 200 095**	**- 1 250**
Minority interests		**10 000**	**9 774**	**-226**

If the companies Orbis Polish Travel and UAB Hekon had been consolidated as at the end of 2003, the impact upon the value of equity and minority interests for that period would have been as follows:

Equity as at June 30, 2003		Published version	After inclusion of these companies	Difference
1.	Share capital	92 154	92 154	0
2.	Reserve capital	744 937	745 202	265
3.	Revaluation reserve capital	268 197	268 197	0
4.	Other reserve capitals	65 070	65 070	0
5.	Past year's profit (loss) brought forward	-3 104	-4 395	-1 291
6.	Net profit (loss)	46 600	45 934	-666
Total equity:		**1 213 854**	**1 212 162**	**-1 692**
Minority interests		**10 227**	**9 655**	**-572**

6. The financial statements for comparative periods have not been adjusted to ensure the comparability of data as compared to figures published in the annual report for 2003.

7. No adjustment stemming from a qualification made by the company licensed to audit the financial statements was made in the comparative financial data.

8. ACCOUNTING PRINCIPLES

8.1 Basis for preparation of the financial statements

The consolidated financial statements of the Orbis Group have been prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

8.2 Principles of consolidation

The consolidated financial statements prepared as of June 30, 2004, include the financial statements of the joint-stock company Orbis S.A., the financial statements of a joint-stock company Hekon Hotele Ekonomiczne S.A. in which Orbis S.A. holds 100% shares, the financial statements of the Group of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the consolidated financial statements of the Group of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 84.44% of shares as well as the financial statements of UAB Hekon, in which a subsidiary Hekon – Hotele Ekonomiczne holds 100% of shares and the financial statements of

a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Group represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.
No preference shares exist in Hekon S.A.

The financial statements of Hekon Hotele Ekonomiczne S.A. and of UAB Hekon, consolidated financial statements of Polskie Biuro Podróży Orbis Sp. z o.o. and the consolidated financial statements of Orbis Transport Sp. z o.o. have been fully consolidated. The financial statements of Orbis Casino Sp. z o.o. have been accounted for by the equity method.

On the basis of Article 4 section 4 and article 85 section 1 point 1 of the Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and affiliates will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) company exceeds 3%. Associated companies whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) company exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) company may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.

Orbis S.A. subsidiaries adopted the same accounting principles as regards their respective group companies.

8.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less cumulative depreciation write-offs calculated according to the rates reflecting their usable life and less write-offs for a permanent impairment.

8.4 Tangible fixed assets

Fixed assets are valued at acquisition cost or cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar fixed asset.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued value (following revaluation of fixed assets) less accrued depreciation write-offs, including write-offs for a permanent impairment.

Fixed assets were been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed

assets revaluation is appropriated directly to the reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is appraised at the acquisition cost or manufacture price, taking into account the cost of servicing liabilities taken for the purposes of financing work in progress and related exchange rate differences minus income derived there from. In case of a permanent impairment of a fixed asset under construction, it is revalued so that its value equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities. The titles to perpetual usufruct of land are not depreciated.

The housing cooperative member's title to buildings and premises has been reported ay acquisition price.

8.5 Depreciation

The rate of depreciation reflecting the usable life of a given asset is determined as at the date of acquisition of an intangible fixed asset or a fixed asset.

The period of economic life of a fixed asset serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs and the final write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

Depreciation write-offs are made on the goodwill in the period of five years. However, in justified cases, the Management Board may take a decision to extend that period up to 20 years. Such a decision was taken in respect of the goodwill of Hekon Hotele Ekonomiczne S.A. The justification has been presented in Note no 2B concerning the goodwill.

8.6 Long-term investments

Long-term investments comprise assets acquired for the purposes of deriving economic benefit, among others real property, long-term financial assets (shares and interest in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of concluding and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market value appraised on the basis of a valuation performed by an independent expert, except for works of art, the value of which is specified in specialist catalogues, and real property related to the Bristol Hotel, belonging to Orbis S.A. that have been presented at the acquisition cost or manufacturing cost owing to a lack of a reliable market valuation as at the balance sheet date.

The titles to perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land, and as at the balance sheet date they are appraised to reflect their market value.

8.7 Interest in subsidiaries, affiliates and associated companies

Interest in subsidiaries, affiliates and associated companies regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for permanent impairment.

8.8 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of concluding and settling the transaction are insignificant. As at the balance sheet date, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for the calculation of an initial fee for the use of this land.

8.9 Derivatives

Derivatives are reported when a company becomes a party to a binding contract.
As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are regarded as financial assets, while derivatives with negative fair value are treated as financial liabilities.
Profit or loss on derivatives is reported in financial income or expenses, accordingly and, in the cash flow statement as a flow from operating activities.

8.9.1 Derivatives incorporated in contracts

Derivatives incorporated in contracts are based on contractual stipulations contained in executed agreements, by virtue of which a part or all cash flows derived from a given contract change in a manner similar to that that would have been caused by standalone derivatives. They form part of the so-called basic contracts. Derivative instruments incorporated in lease contracts made in a currency typical for such transactions (USD) are not recognized.

8.10 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported as at the payment date according to the buying or selling rate of exchange of the bank servicing the company, while other operations are reported according to the average rate of exchange of the given currency as at the date of transaction determined by the National Bank of Poland (NBP), unless other exchange rate was specified in a customs declaration or other document binding upon a given company. As at the date of preparation of the financial statements, all amounts due from debtors and due to creditors denominated in foreign currencies are appraised (converted) according to the

average daily foreign currency exchange rate of the National Bank of Poland applicable as at the last day of the reporting period.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Furthermore, the Companies make general revaluation write-offs for amounts due from debtors that have been:

- overdue for 6 to 9 months – up to 50% of the amount due,
- overdue for 9 to 12 months – up to 80% of the amount due,
- overdue for over 12 months – up to 100% of the amount due.

8.11 Inventories

Tangible current assets are appraised according to the mean weighted acquisition price at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted mean acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price at the level of a retail price comprising the purchase price, the trade margin and output VAT. As of the balance date, the value of inventories is adjusted to take into account the VAT and the deflections from the trade margin, hence, the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net sale price, whichever is lower.
If an event that permanently reduces the value of inventories occurs during the financial year, revaluation write-offs are made.

8.12 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the average exchange rate of the National Bank of Poland, except for cash in the exchange offices, that is valued at purchase price, not exceeding the average exchange rate of the National Bank of Poland fixed for that day.

8.13 Deferred expenses, accrued expenses and deferred income

As at the balance day, deferred expenses are reported according to the initial value less write-offs that had been posted to expenses by the balance sheet day. Deferred income is reported, as at the balance sheet day, at its initial value less write-offs, made prior to the balance sheet day, reflecting the deletion of deferred income item that would either generate income or be posted to capital.

Deferred income is reported according to the principle of prudence and includes in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

Accrued expenses are accounted according to the value of probable liabilities relating to the given reporting period, resulting in particular from services provided by business partners.

8.14 Deferred income tax

Deferred income tax assets are determined as being equal to the amount estimated to be deducted from the income tax in the future as a result of temporary differences in minus, which would in the future reduce the taxation base, as well as the value of a tax loss that may be deducted in the future, calculated according to the principle of prudence.

The main factors that affect the occurrence of negative temporary differences are as follows:

- applying tax depreciation rate which is lower than the rate applied for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are certain to generate a tax cost at the time of their use,
- assets revaluation write-offs that have already been made, but in the future would reduce the taxation base.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that would bring about an increase in the taxation base in the future.

The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet date, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on income and expenses posted directly to shareholders' equity is also posted to that equity.

8.15 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The share capital of the Orbis Group comprises of the share capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statute and entered in the court register. The share capital must be valued at least as often as any change in its nominal value occurs.

The reserve capital comprises annual write-offs of at least 8% of net profit until such time as its value reaches at least 1/3 of the share capital.

The reserves are created, independently of the reserve capital, from net profit up to the amount determined by the General Assembly of Shareholders.

The revaluation reserve capital is set up as at the day of:
- fixed assets revaluation performed in the companies forming the Orbis Group pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve;

Other reserve capitals are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted by virtue of decisions of the administrative authorities and entered for the first time in the balance sheet as assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land. The value of the reserves may not be reclassified as reserve capital, except when the titles to the perpetual usufruct of land are sold.

8.16 Provisions

Provisions are set up for future liabilities that are certain or highly likely to arise and the amount of which can be reliably assessed.

Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:
- provisions for current and deferred income tax;
- provisions for liabilities, particularly for losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, and results of pending court proceedings, and for retirement severance pays and similar performances;
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of their value.

8.17 Income, expenses and the principles of determining the income

In the Orbis Group, the net income is an outcome of:

a) operating income:
  - income (loss) on basic operating activities,
  - income (loss) on other operating activities,

b) income on financial operations,

c) extraordinary items,

d) obligatory charges on income in the form of the income tax paid by the companies of the Orbis Group and equivalent payments due by virtue of separate regulations, broken down into:

- current income tax resulting from the taxation base;
- deferred income tax representing a change of the balance of assets and provisions for the deferred income tax.

The income on basic operating activities constitutes a difference between income and expenses generated and incurred in relation to the basic operating activities. Sales of services are valued according to services rendered.

The income on other operating activities constitutes a difference between income and expenses directly relating to operating activities of the company. Other operating income and expenses embrace the following:

- income and expenses being a result of ongoing events that took place in the course of the reporting period,
- income and expenses being a result of alterations in estimates made at the valuation of assets and liabilities other than financial liabilities,
- income derived from profits generated in the preceding years being posted forward.

The income on financial operations constitutes a difference between financial income and financial expenses comprising the following groups:

- income on interest, dividends and other benefits from the holding of financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade and other receivable, other than those treated as financial assets and costs of interest on trade and other liabilities not posted to financial liabilities,
- income on and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for impairment previously posted to financial expenses,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value and the their market price value,
- income on the sale of investments, as broken down to income on the sale of investments in financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

Extraordinary items represent a difference between profits and losses being a result of occurrence of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations. It applies in particular to disasters, fire, floods and other Acts of God. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of Acts of God.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax return for the current reporting period, net of the amount of the current income tax for past years if it is classified as a material (fundamental) fault which is reported in shareholders' equity as an adjustment of profit/loss from past years. According to the Polish regulations, the Companies calculate the income tax liabilities for the year 2004 at 19% of their taxable income.

Deferred income tax charged to the financial result of the reporting period, constitutes a change in assets and provisions for deferred income tax being a result of events reported in the financial result of that period.

9. International Accounting Standards

The Capital Group Orbis S.A. applies accounting principles and valuation and classification methods in accordance with the Accounting Act (referred to hereinafter as Polish Accounting Principles – „PAP").

According to § 17 item 2 the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus, issuer is obliged to indicate and explain differences in the value of disclosed information, concerning at least equity, financial net result and significant differences, concerning accounting principles applied, between financial statements prepared in accordance with PAP and those prepared in accordance with International Financial Reporting Standards (IFRS).

As at the balance sheet date the Capital Group Orbis S.A. identified all areas of differences between accounting principles applied by the Group and IFRS. The identified areas were connected with differences in value, differences in presentation and disclosures. However, in spite of appropriate effort, the Capital Group was not able to indicate, in a reliable way, differences in the value of disclosed information in the following areas:

1. *Fixed assets*

   The Capital Group identified main areas of differences in the scope of fixed assets and is in the process of analysis and procedures connected with their assessment. According to the Management Board main differences concern the following issues:
   - estimation of hyperinflation effects in accordance with IAS 29,
   - differences in valuation of particular fixed assets objects, resulting from the amended IAS 16 mainly in the area of the fixed assets components and low-value fixed assets,
   - relevant to manufacturing of fixed assets borrowing costs (IAS 23),
   - impairment of fixed assets (IAS 36).

   Owing to complexity of calculations and their mutual connection, the Group was not able to end the procedures provided for in this area and to estimate the final value of differences. In this connection, owing to lack of the final and reliable estimates in this area, the Group did not present the effects in value regarding differences identified in fixed assets in this financial statement.

2. *Goodwill*

   The Capital Group is in the process of analysis and estimations relevant to possible impairment of goodwill disclosed in the consolidated financial statement. The carrying out of tests for the impairment in this area requires specification of entities generating cash flows and proper goodwill allocation. The Group was not able to end, as at the balance sheet date, the procedures of goodwill impairment estimation, hence owing to lack of reliable estimates in this stage of work, possible differences in value in this area were not presented in this financial statement.

3. Assets held for sale

The holding company in accordance with PAP presents property intended for sale as a „Short-term investments". Fixed assets intended for sale are presented in „Tangible fixed assets". Assets intended for sale as to which proper procedures were started ought to be presented according to International Financial Reporting Standard No 5 in a separate balance sheet position, at the lower of net book value and fair value less costs of sale. As at the balance sheet date the Company did not end the procedures heading towards fair value of objects intended for sale valuation, thus differences in value in this area were not presented in this financial statement.

4. Right to perpetual usufruct

According to the Management Board, rights to perpetual usufruct, which in accordance with PAP were brought to assets and equity and liabilities of the Company in the value resulting from decisions obtained, for IFRS purposes should be treated as intangibles and valuated in the fair value. As at the balance sheet date the Company did not end the procedures of valuation of the usufruct lands.

5. investment premium

The holding company exercised an investment relief connected with fixed assets purchase in previous years. According to IAS 20 „Accounting for Government Grants" investment premium obtained ought to be settled in the period of using fixed assets included by the investment relief. As at the balance sheet date the Company did not end the estimations connected with proper settlement of investments premium values obtained in previous years, so differences in value in this area were not presented in this financial statement.

6. Deferred income tax

Owing to the fact that differences in value in the areas described above were not estimated as at the balance sheet date, final effects in the deferred income tax that ought to be disclosed, were not noted.

In connection with the abovementioned, on the basis of § 18 item 2 point 5, in connection with § 196 of the Council of Ministers' ordinance regulation dated 11 August 2004 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus, the Capital Group did not make a reconciliation between equity and net profit revealed in this financial statement and equity and net profit, which would be revealed in financial statement prepared in accordance with IFRS.

As early as 1 January 2005 the Capital Group will be obliged to present financial statements in accordance with IFRS. The influence of differences on a comparable equity and net profit for the I half of the year 2004 in a six-month report for the year 2005 may differ from the presented above because of several reasons. Firstly, works on changing existing IFRS are still in progress and, although such changes do not need to be obligatory from 1 January 2005,

there is a probability that their earlier application will be accepted, and the Capital Group will decide on such move. Secondly, European Committee did not take the final standpoint on the scope of standards, which will be in force in the European Union from 1 January 2005. Thirdly, the Capital Group did not make a final decision concern to applying of all of the optional exceptions included in IFRS 1 „First time adoption", which may have an essential influence on the fixed assets valuation in financial statements prepared in accordance with IFRS.

During the preparation of the above differences listing the Management Board made assumptions as to the selection of standards and interpretations, which most probably will have application in first financial statement prepared in accordance with IFRS. However, taking the abovementioned factors and assumptions made by the Management Board into consideration, the influence of above differences on a comparable equity and net profit for the I half of the year 2004 in a six-month report for the year 2005 may differ from the amounts presented above.

At this point of time and based on the information we have in hand we may confirm that it will have a positive impact on our Fixed Asset and therefore on our Net Shareholders Equity. All calculations of the impact of implantation of IFRS on own Balance Sheet should be review by own external audit during the 4th quarter 2004.

10. Reporting by Business and Geographical Segments

a) The Orbis Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format.

b) For the purposes of business segment reporting, the following business segments have been identified:
- hotels with restaurants – provision of hotel and food & beverage services along with ancillary services,
- tourism - organization and servicing of domestic and international tourism, congresses, gatherings and conferences as well as agency services in the area of booking and sale of carriage documents for Polish and foreign carriers in domestic and international travel,
- transport - domestic and international transport services, transport of passengers, lease of vehicle fleet and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

c) Method of segment identification:
Business segments have been identified on the basis of the core business operations of the Companies of the Orbis Group according to the Polish Classification of Business Activity (PKD).

d) Method of identification and valuation of segment revenues and expenses:

Segment revenues represent revenues from sales to external customers or from inter-segment transactions disclosed in the profit and loss account, that are directly attributable to a given segment, as well as part of revenues that are reasonably allocable to it.
Segment revenues include in particular:

- sales revenues,
- other related operating income.

Segment expenses include expenses of segment operating activities that are directly attributable to that segment, along with part of other expenses that are reasonably allocable to it.
Segment expenses include in particular:
- costs of products and merchandise sold,
- distribution expenses,
- other related operating expenses.

Segment result is a difference between segment revenues and expenses. It represents the operating profit before to the inclusion of costs of the head office, interest income or expenses, income tax, extraordinary items, profits or losses from investments, revenues and expenses of associated companies and joint undertakings consolidated by the equity method as well as prior to the deduction of minority interests.

e) Method of identification and valuation of segment assets and liabilities:

Segment assets represent assets posted to operating activities and:
- used by the segment in its operating activities,
- directly attributable to a given segment or reasonably allocable to it.

Segment assets do not include assets derived from income tax nor assets used in the general operations of a company.
Segment assets include in particular:
- intangible assets,
- tangible fixed assets,
- inventories,
- short-term receivables for supplies and services, taxes, subsidies, customs duties, social and health security and other benefits as well as other receivables related to the operations of a segment,
- short-term deferred expenses.

Segment liabilities are liabilities posted to operating activities that are directly attributable to a given segment or reasonably allocable to it.
Segment liabilities include:
- short-term liabilities for goods for supplies and services, taxes (save for income tax), customs duties, insurance and other benefits, for salaries and wages and other liabilities related to the operations of a segment,
- prepayments for supplies,
- guarantee fees,
- takings,
- deposits,
- lease-related liabilities,
- prepayments – prepayments for services,
- deferred costs.

f) Inter-segment transaction prices are fixed in accordance with market rules.

g) Companies of the Orbis Group have adopted the criterion of geographic location of their customers for the purposes of identification of geographical segments.

The following segments have been identified within the framework of geographical segment reporting:

- Poland,
- Europe (excluding Poland),
- Asia,
- North America.

Hotel operations are run in all identified geographical segments. Clients availing themselves of tourist services come from all segments except for Asia, while transport services are rendered under the geographical segment "Poland and Europe".

11. Average exchange rates of Polish Zloty in the periods covered by the financial statements and the comparative financial figures

In respect of the reporting period covered by the financial statements and the comparative financial figures, the following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1/ Balance sheet figures - the average rate of exchange quoted by the NBP:
- on June 30, 2003, i.e. EUR 1 = PLN 4.4570,
- on June 30, 2004, i.e. EUR 1 = PLN 4.5422,

2/ Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e.:
- from January 1, 2003, until June 30, 2003, EUR 1 = PLN 4.3110,
- from January 1, 2004, until June 30, 2004, EUR 1 = PLN 4.7311.

First half of 2003	**Rate of exchange of the Euro on the last day of the month**	**First half of 2004**	**Rate of exchange of the Euro on the last day of the month**
31.01.03	4.1286	31.01.04	4.7614
28.02.03	4.2083	28.02.04	4.8746
31.03.03	4.4052	31.03.04	4.7455
30.04.03	4.2755	30.04.04	4.8122
31.05.03	4.3915	31.05.04	4.6509
30.06.03	4.4570	30.06.04	4.5422
Arithmetic mean	**4.3110**	**Arithmetic mean**	**4.7311**

ORBIS

GRUPA HOTELOWA

Financial statements

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

Consolidated Semi-annual Report SA-PS 2004

(In accordance with § 57 section 2 of the Ordinance of the Council of Ministers dated October 16, 2001
- Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)
(for issuers of securities with the business profile of production, construction, trade or services)

For the current 1st half-year, period from	**01.01.2004**	to	**30.06.2004**
and for the prior 1st half-year, period from	01.01.2003	to	30.06.2003
Date submitted	29.10.2004		

"Orbis" Spółka Akcyjna
(full name of company)

Orbis S.A. (brief name of company)	**12** (sector in accordance with WSE classification)
00-028 (postcode)	**Warszawa** (city)
Bracka (street)	**16** (number)
827 34 25, 829 39 30 (phone, facsimile)	**sekrde@orbis.pl** (e-mail)
526-025-04-69, 006239529 (VAT no., REGON)	**www.orbis.pl** (www)

Deloitte & Touche Audit Services Sp. z o.o.
(chartered auditors

Consolidated Semi-annual Report SA-PS 2004 comprises :

- ☑ Report of chartered auditors on the reviewed consolidated semi-annual financial statements
- ☐ Opinon and report of chartered auditors on the audit of consolidated semi-annual financial statements
- ☑ Consolidated semi-annual financial statements
  - ☑ Introduction
  - ☑ Consolidated Balance Sheet
  - ☑ Consolidated Profit and Loss Account
  - ☑ Consolidated Statement of Shareholders' Equity
  - ☑ Consolidated Satement of Cash Flows
  - ☑ Additional information and notes
- ☑ Board of Director's Report on the operations of the Company's capital group

FINANCIAL HIGHLIGHTS	in thousands of PLN		in thousands of EURO	
	half-year 2004	half-year 2003	half-year 2004	half-year 2003
I. Net sales revenues	439 663	368 270	92 930	85 426
II. Operating profit (loss)	32 224	20 572	6 811	4 772
III. Profit (loss) before taxation	32 929	45 203	6 960	10 486
IV. Net profit (loss)	26 500	31 169	5 601	7 230
V. Net cash flows from operating activities	73 712	36 686	15 580	8 510
VI. Net cash flows from investing activities	- 61 461	- 89 129	- 12 991	- 20 675
VII. Net cash flows from financing activities	487	- 4 419	103	- 1 025
VIII. Total net cash flows	12 738	- 56 862	2 692	- 13 190
IX.. Total assets	1 824 206	1 534 593	401 613	344 311
X. Liabilities and reserves for liabilities	593 048	323 248	130 564	72 526
XI. Long-term liabilities	336 962	78 886	74 185	17 699
XII. Short-term liabilities	138 628	137 464	30 520	30 842
XIII. Shareholders' equity	1 220 940	1 201 345	268 799	269 541
XIV. Share capital	92 154	92 154	20 288	20 676
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	0,91	1,26	0,19	0,29
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)	0	0	0	0
XVIII. Book value per share (in PLN / EUR)	26,50	26,07	5,83	5,85
XIX. Diluted book value per share (in PLN / EUR)	0	0	0	0
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	0	0	0	0

CONSOLIDATED BALANCE SHEET

	Nota	half-year 2004	year 2003	half-year 2003
ASSETS				
I. Fixed assets		1 622 393	1 624 848	1 272 364
1. Intangible assets, of which:	1	10 722	10 968	8 321
- goodwill		2 173	2 483	2 975
2. Goodwill of subsidiary and associated companies	2	104 548	107 252	0
3. Tangible fixed assets	3	1 458 637	1 470 653	1 232 169
4. Long-term receivables	4,9	3 826	2 202	2 319
4.1. From affiliated companies		606	727	849
4.2. From other companies		3 220	1 475	1 470
5. Long-term investments	5	25 673	19 588	9 530
5.1. Real estste		14 074	0	0
5.2. Intangible assets		0	0	0
5.3. Long-term financial assets		10 998	19 021	9 135
a) in affiliated companies, of which:		10 938	17 659	7 775
- shares in subsidiary and associated companies valued under the equity method		3 702	3 689	2 736
- shares in subsidiary and associated companies not subject to consolidation		1 850	9 905	497
b) in other companies		60	1 362	1 360
5.4. Other long-term investments		601	567	395
6. Long-term deferred assets	6	18 987	14 185	20 025
6.1. Deferred income tax		18 928	14 094	19 872
6.2. Other deferred assets		59	91	153
II. Current assets		201 813	153 888	262 229
1. Inventories	7	14 025	14 091	12 795
2. Current receivables	8,9	91 904	64 504	88 541
2.1. From affiliated companies		2 078	1 255	3 296
2.2. From other companies		89 826	63 249	85 245
3. Short-term investments	10	73 563	69 046	138 006
3.1. Short-term financial assets		68 347	51 780	120 740
a) in affiliated companies		0	234	0
b) in other companies		68	1 068	37 017
c) cash and cash equivalents		68 279	50 478	83 723
3.2. Other short-term investments		5 216	17 266	17 266
4. Short-term deferred assets	11	22 322	6 247	22 887
Total Assets		1 824 206	1 778 736	1 534 593
SHAREHOLDERS' EQUITY AND LIABILITIES				
I. Shareholders' Equity		1 220 940	1 213 854	1 201 345
1. Share capital	13	92 154	92 154	92 154
2. Not paid-up share capital (negative value)		0	0	0
3. Own shares in treasury (negative value)	14	0	0	0
4. Reserve capital	15	774 525	744 937	742 323
5. Revaluation capital	16	264 248	268 197	268 435
6. Other reserve capitals	17	63 197	65 070	65 126
7. Foreign currency translation differences on subsidiary and associated companies		- 169	0	0
a) positive foreign exchange differences		0	0	0
b) negative foreign exchange differences		0	0	0
8. Prior years' profit (loss)		485	- 3 104	2 138
9. Net profit (loss)		26 500	46 600	31 169
10. Net profit write-offs during the financial year (negative value)	18	0	0	0
II. Minority shareholders' interest	19	10 218	10 227	10 000
III. Negative goodwill of subsidiary and associated companies	20	0	0	0
IV. Liabilities and reserves for liabilities		593 048	554 655	323 248
1. Reserves for liabilities	21	84 540	80 563	82 444
1.1. Reserve for deferred income tax		16 848	14 550	17 285
1.2. Provisions for pensions and similar benefits		38 616	40 466	43 656
a) long-term provisions		33 020	33 869	36 977
b) short-term provisions		5 596	6 597	6 679
1.3. Other provisions		29 076	25 547	21 503
a) long-term provisions		20 829	20 280	19 725
b) short-term provisions		8 247	5 267	1 778
2. Long-term liabilities	22	336 962	316 549	78 886
2.1. To affiliated companies		0	0	0
2.2. To other companies		336 962	316 549	78 886
3. Current liabilities	23	138 628	141 157	137 464
3.1. To affiliated companies		2 707	2 302	824
3.2. To other companies		124 290	130 097	124 285
3.3. Special funds		11 631	8 758	12 355
4. Accrued liabilities	24	32 918	16 386	24 454
4.1. Negative goodwill		0	0	0
4.2. Accrued expenses and deferred income		32 918	16 386	24 454
a) long-term accruals		149	144	177
b) short-term accruals		32 769	16 242	24 277
Total Shareholders' Equity and Liabilities		1 824 206	1 778 736	1 534 593

Book value		1 220 940	1 213 854	1 201 345
Number of shares		46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	25	26,50	26,34	26,07
Diluted number of shares		0	0	0
Book value per share (in PLN) - diluted	25	0	0	0

OFF-BALANCE-SHEET ITEMS

	Nota	half-year 2004	year 2003	half-year 2003
1. Contingent receivables	26	0	0	0
1.1. From affiliated companies (due to)		0	0	0
- guarantees received		0	0	0
-		0	0	0
1.2. From other companies (due to)		0	0	0
- guarantees received		0	0	0
-		0	0	0
2. Contingent liabilities	26	57 332	58 194	11 512
2.1. To affiliated companies (due to)		50 882	51 608	4 993
- guarantees extended		50 882	51 608	4 993
-		0	0	0
2.2. To other companies (due to)		6 450	6 586	6 519
- guarantees extended		0	109	91
- promissory note declarations		6 450	6 477	6 428
3. Other (due to)		98 498	110 292	0
- for operating lease installments		98 498	110 292	0
Total off-balance-sheet items		155 830	168 486	11 512

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Nota	half-year 2004	half-year 2003
I. Net sales revenues		439 663	368 270
- of which sales to affiliated companies		12 617	16 430
1. Net sales of products	27	436 089	365 391
2. Net sales of merchandise and raw materials	28	3 574	2 879
II. Cost of products, merchandise and raw materials sold		310 604	274 740
- of which sold to affiliated companies		5 645	7 322
1. Cost of products sold	29	308 999	273 613
2. Cost of merchandise and raw materials sold		1 605	1 127
III. Gross profit (loss) on sales (I-II)		129 059	93 530
IV. Distrubution expenses	29	23 170	26 372
V. General administrative expenses	29	68 010	44 706
VI. Profit (loss) on sales (III-IV-V)		37 879	22 452
VII. Other operating income		10 621	11 860
1. Gain on disposal of non-financial fixed assets		1 926	3 512
2. Subsidies		15	13
3. Other operating income	30	8 680	8 335
VIII. Other operating expenses		16 276	13 740
1. Loss on disposal of non-financial fixed assets		57	0
2. Reveluation of non-financial fixed assets		3 132	1 356
3. Other operating costs	31	13 087	12 384
IX. Operating profit (loss) (VI+VII-VIII)		32 224	20 572
X. Financial income	32	21 048	31 110
1. Equity income – dividends		0	0
- of which from affiliated companies		0	0
2. Interest receivable		869	1 665
- of which from affiliated companies		92	16
3. Gain on disposal of investments		123	22 837
4. Reveluation of investments		0	154
5. Other financial income		20 056	6 454
XI. Financial expenses	33	17 644	6 486
1. Interest payable		5 859	1 303
- of which to subsidiary and associated companies		0	0
2. Loss on disposal of investments		0	0
3. Reveluation of investments		1 275	282
4. Other financial expenses		10 510	4 901
XII. Gain (loss) on sales of shares in subsidiary and associated companies	34	0	0
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)		35 628	45 196
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)		5	7
1. Extraordinary gains	35	7	15
2. Extraordinary losses	36	2	8
XV. Write-downs from goodwill of subsidiary and associated companies		2 704	0
XVI. Write-downs from negative goodwill of subsidiary and associated companies		0	0
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)		32 929	45 203
XVIII. Corporate income tax	37	7 102	14 128
a) current portion		9 708	13 939
b) deferred portion		- 2 606	189
XIX. Other obligatory profit decreases (loss increases)	38	0	0
XX. Share in net profits (losses) of subsidiary and associated companies valued under the equity method		813	73
XXI. Minority shareholders' (profit) loss		- 140	21
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	39	26 500	31 169

Net profit (loss) (on annual basis)		41 931	58 095
Weighted average number of ordinary shares		46 077 008	46 077 008
Earning (loss) per ordinary share (in PLN) - basic	40	0,91	1,26
Diluted weighted average number of ordinary shares		0	0
Earning (loss) per ordinary share (in PLN) - diluted	40	0	0

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	half-year 2004	year 2003	half-year 2003
I. Shareholders' Equity at the beginning of period (opening balance)	**1 213 854**	**1 187 363**	**1 187 363**
a) changes in accepted accounting principles (polices)	0	0	0
b) corrections of material faults	0	- 3 908	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 213 854**	**1 183 455**	**1 187 363**
1. Share capital at the beginning of period	**92 154**	**92 154**	**92 154**
1.1. Changes in share capital	0	0	0
a) additions, of which:	0	0	0
- issuance of shares	0	0	0
-	0	0	0
b) reductions, of which:	0	0	0
- retirement of shares	0	0	0
-	0	0	0
1.2. Share capital at the end of period	**92 154**	**92 154**	**92 154**
2. Not paid-up share capital at the beginning of period	0	0	0
2.1. Changes in not paid-up share capital	0	0	0
a) additions, of which:	0	0	0
-	0	0	0
b) reductions, of which:	0	0	0
-	0	0	0
2.2. Not paid-up share capital at the end of period	0	0	0
3. Own shares in treasury at the beginning of period	0	0	0
3.1. Changes in own shares in treasury	0	0	0
a) additions, of which:	0	0	0
-	0	0	0
b) reductions, of which:	0	0	0
-	0	0	0
3.2. Own shares in treasury at the end of period	0	0	0
4. Reserve capital at the beginning of period	744 937	724 005	724 005
4.1. Changes in reserve capital	29 588	20 932	18 318
a) additions, of which:	34 913	24 089	21 475
- additional paid-in capital from issuance of shares	0	0	0
- distribution of profit (by law)	3 490	2 056	0
- distribution of profit (in excess of value required by law)	28 800	19 308	19 307
- sale or disposal of tangible fixed assets	532	645	246
- sale of the right to perpetual usufruct of land	1 873	327	202
- depreciation of goodwill	0	788	788
- appropriation of 2002 consolidation result	0	932	932
- consolidation of Inter Bus	0	33	0
- consolidation of Orbis Polish Travel	218	0	0
b) reductions, of which:	5 325	3 157	3 157
- coverage of loss	4 014	3 157	3 157
- depreciation of goodwill	901	0	0
- appropriation of 2003 consolidation result	410	0	0
4.2. Reserve capital at the end of period	774 525	744 937	742 323
5. Revaluation capital at the beginning of period	268 197	270 047	270 047
5.1. Changes in revaluation capital	- 3 949	- 1 850	- 1 612
a) additions, of which:	0	667	506
'-provision for deferred income tax charged to revaluation capital	0	505	506
- valuation of other long term investments	0	162	0
b) reductions, of which:	3 949	2 517	2 118
- sale or disposal of tangible fixed assets	532	645	246
- change of classification from tangible assets into investments	0	1 872	1 872
-revaluation of liquidated fixed assets	3 417	0	0
5.2. Revaluation capital at the end of period	264 248	268 197	268 435
6. Other reserve capital at the beginning of period	65 070	0	0
6.1. Changes in other reserve capital	- 1 873	65 070	65 126
a) additions, of which:	0	65 397	65 328
- distribution of prior years' profit	0	65 327	65 328
- consolidation of Inter Bus	0	70	0
b) reductions, of which:	1 873	327	202
- sale of the right to perpetual usufruct of land	1 873	327	202
6.2. Other reserve capital at the end of period	63 197	65 070	65 126
7. Foreign currency translation differences on subsidiary and associated companies	- 169	0	0
8. Prior years' profit (loss) at the beginning of period	43 496	101 157	101 157
8.1. Prior years' profit at the beginning of period	48 186	104 314	104 314
a) changes in accepted accounting principles (polices)	0	0	0
b) corrections of material faults	0	0	0
8.2. Prior years' profit at the beginning of period,after restatement to comparative data	48 186	104 314	104 314
a) additions, of which:	3 045	0	0
- distribution of prior years' profit	0	0	0
- depreciation of goodwill	901	0	0
- appropriation of 2003 consolidation result	410	0	0
- consolidation of Orbis Polish Travel	1 734	0	0
b) reductions, of which:	47 956	102 735	102 176
- distribution of pror years' profit	47 956	86 686	100 302
- past years' result appropriated for the dividend	0	15 666	0
- depreciation of goodwill	0	788	788
- appropriation of 2002 consolidation result	0	932	1 086
- consolidation of Hekon	0	- 1 342	0

- consolidation adjustments	0	5	0
8.3. Prior years' profit at the end of period	3 275	1 579	2 138
8.4. Prior years' loss at the beginning of period	4 690	3 157	3 157
a) changes in accepted accounting principles (polices)	0	0	0
b) corrections of material faults	0	3 908	0
8.5. Prior years' loss at the beginning of period, after restatement to comparative data	4 690	7 065	3 157
a) additions, of which:	2 113	775	0
- transition of prior years' loss to be covered	0	548	0
- consolidation of Inter Bus	0	227	0
- consolidation of Orbis Polish Travel	1 736	0	0
- consolidation of UAB Hekon	377	0	0
b) reductions, of which:	4 013	3 157	3 157
- coverage of prior years' loss from reserve capital	4 013	3 157	3 157
8.6. Prior years' loss at the end of period	2 790	4 683	0
8.7. Prior years' profit (loss) at the end of period	485	- 3 104	2 138
9. Net profit (loss)	26 500	46 600	31 169
a) net profit	26 500	46 600	31 169
b) net loss	0	0	0
c) charges on the profit	0	0	0
II. Shareholders' Equity at the end of period (closing balance)	1 220 940	1 213 854	1 201 345
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	0	1 198 188	0

CONSOLIDATED SATEMENT OF CASH FLOWS

	half-year 2004	half-year 2003
A. Cash flows from operating activities -indirect method		
I. Net profit (loss)	26 500	31 169
II. Total adjustments	47 212	5 517
1. Minority shareholders' profit (loss)	140	- 21
2. Share in net (profits) losses of subsidiary and associated companies valued under the equity method	- 813	- 73
3. Depreciation and amortisation	45 696	34 343
- of which write-downs from goodwill or negative goodwill of subsidiary and associated companies	2 704	0
4. (Gain) loss on foreign exchange differences	- 13 402	64
5. Interest and dividends	5 311	308
6. (Gain) loss on investing activities	- 1 878	- 26 297
7. Change in provisions	3 117	1 973
8. Change in inventories	66	1 179
9. Change in receivables	- 26 757	- 25 152
10. Change in current liabilities (excluding loans and bank credits)	31 010	31 679
11. Change in deferred and accrued expenses	- 4 803	- 11 964
12.Other adjustments	9 525	- 522
III. Net cash flows from operating activities (I+/-II)	73 712	36 686
B. Cash flows from investing activities	0	0
I. Cash provided by investing activities	149 059	369 920
1. Disposal of intangible assets and tangible fixed assets	6 812	9 889
2. Disposal of investments in real-estate and intangible assets	0	0
3. From financial assets, of which:	108 151	22 016
a) in affiliated companies	1	0
- disposal of securities	0	0
- dividends and shares in profits	0	0
- long-term loans collected	0	0
- interest received	1	0
- other income from financial assets	0	0
b) in other companies	108 150	22 016
- disposal of securities	108 150	22 016
- dividends and shares in profits	0	0
- long-term loans collected	0	0
- interest received	0	0
- other income from financial assets	0	0
4. Other investing income	34 096	338 015
II. Cash used in investing activities	- 210 520	- 459 049
1. Purchases of intangible assets and tangible fixed assets	- 41 675	- 85 314
2. Purchases of investments in real-estate and intangible assets	0	0
3. For financial assets, of which:	- 134 887	0
a) in affiliated companies	- 26 753	0
- acquisition of securities	- 25 509	0
- long-term loans granted	- 1 244	0
b) in other companies	- 108 134	0
- acquisition of securities	- 108 134	0
- long-term loans granted	0	0
4. Dividends and other shares in profits paid to minority shareholders	0	0
5. Other investing expenses	- 33 958	- 373 735
III. Net cash flows from investing activities (I-II)	- 61 461	- 89 129

C. Cash flows from financing activities	0	0
I. Cash provided by financing activities	23 385	42 385
1. Issuance of shares and other capital securities and additional paid-in capital	0	0
2. Bank credits and loans contracted	18 259	37 978
3. Issuance of debt securities	0	0
4. Other financial income	5 126	4 407
II. Cash used in financing activities	- 22 898	- 46 804
1. Acquisition of own shares	0	0
2. Dividends and other payments to shareholders	0	0
3. Profit distribution expenses other than payments to shareholders	0	0
4. Payments of bank credits and loans	- 12 543	- 40 493
5. Redemption of debt securities	0	0
6. Payments of other financial liabilities	0	- 81
7. Finance lease commitments paid	- 73	- 161
8. Interest paid	- 4 985	- 2 027
9. Other financial expenses	- 5 297	- 4 042
III. Net cash flows from financing activities (I-II)	487	- 4 419
D. Total net cash flows (A.III+/-B.III+/-C.III)	12 738	- 56 862
E. Change in balance-sheet cash and cash equivalents	17 801	- 56 862
- zmiana w spółkach objętych konsolidacją na koniec 2003	12 738	0
- zmiana w spółce objętej konsolidacją w I półroczu 2004	5 063	0
- of which change in cash and cash equivalents due to foreign exchange differences	0	0
F. Cash and cash equivalents - beginning of period	50 478	140 585
G. Cash and cash equivalents - end of period (F+/-D)	68 279	83 723
- of which those with restricted availability	0	0

ADDITIONAL INFORMATION AND NOTES

A. NOTES TO FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED BALANCE SHEET

NOTE 1A

INTANGIBLE ASSETS	half-year 2004	year 2003	half-year 2003
a) cost of finished research and development work	0	0	0
b) goodwill	2 173	2 483	2 975
c) concessions, patents, licenses and similar assets purchased, of which:	4 443	4 532	4 842
- computer software	1 374	1 333	1 509
d) other intangible assets	3 710	3 553	8
e) prepaid intangible assets	396	400	496
Total intangible assets	10 722	10 968	8 321

NOTE 1C

INTANGIBLE ASSETS - by ownership	half-year 2004	year 2003	half-year 2003
a) owned	10 722	10 966	8 321
b) used under leasing, rent, tenancy or similar contract, of which:	0	2	0
-	0	0	0
Total intangible assets	10 722	10 968	8 321

Orbis S.A. SA-PS 04 in thousands of PL

NOTE 1B

CHANGES IN INTANGIBLE ASSETS - by category

	a) cost of finished research and development work	b) goodwill	c) concessions, patents, licenses and similar assets purchased, of which:	- computer software	d) other intangible assets	e) prepaid intangible assets	**Total intangible assets**
a) gross value of intangible assets at the beginning of period	0	8 945	16 075	12 215	4 167	470	29 657
b) additions, of which:	0	0	766	765	259	5	1 030
- take-over from investments	0	0	5	5	0	0	5
- purchase	0	0	761	760	259	0	1 020
- other	0	0	0	0	0	5	5
c) reductions, of which:	0	0	70	70	15	9	94
- sale	0	0	1	1	0	0	1
- liquidation	0	0	69	69	15	0	84
- other	0	0	0	0	0	9	9
d) gross value of intangible assets at the end of period	0	8 945	16 771	12 910	4 411	466	30 593
e) accumulated amortization at the beginning of period	0	6 462	11 543	10 882	614	0	18 619
f) amortization for the period, of which:	0	310	786	655	87	0	1 183
- annual write-down	0	310	855	724	102	0	1 267
- liquidation	0	0	- 69	- 69	- 15	0	- 84
- other	0	0	0	0	0	0	0
g) accumulated amortization at the end of period	0	6 772	12 329	11 537	701	0	19 802
h) write-downs due to permanent loss of value at the beginning of period	0	0	0	0	0	70	70
- additions	0	0	0	0	0	0	0
- reductions	0	0	0	0	0	0	0
i) write-downs due to permanent loss of value at the end of period	0	0	0	0	0	70	70
j) net value of intangible assets at the end of period	0	2 173	4 443	1 374	3 710	396	10 722

NOTE 2A

GOODWILL OF SUBSIDIARY AND ASSOCIATED COMPANIES	half-year 2004	year 2003	half-year 2003
a) goodwill of subsidiary companies	104 548	107 252	0
b) goodwill of mutually controlled companies	0	0	0
c) goodwill of associated companies	0	0	0
Total goodwill of subsidiary and associated companies	104 548	107 252	0

NOTE 2B

CHNAGES IN GOODWILL OF SUBSIDIARY COMPANIES	half-year 2004	year 2003	half-year 2003
a) gross company goodwill at the beginning of period	108 153	0	0
b) increases, of which:	0	108 153	0
-purchase of shares in the company Hekon S.A.	0	108 153	0
c) decreases, of which:	0	0	0
-	0	0	0
d) gross company goodwill at the end of period	108 153	108 153	0
e) company goodwill write-downs at the beginning of period	901	0	0
f) company goodwill write-downs recorded in the period, of which:	2 704	901	0
- Hekon S.A.	2 704	901	0
g) company goodwill write-downs at the end of period	3 605	901	0
h) net company goodwill at the end of period	104 548	107 252	0

As a result of the transaction of acquisition of shares of Hekon Hotele Ekonomiczne S.A, mainly fixed assets were taken over, the prevailing part of which comprised of hotel buildings and land (titles to perpetual usufruct of land) with the economic life often exceeding 40 years. The remaining period of depreciation of these assets nears 40 years. Therefore, the maximum period of depreciation of goodwill, i.e. 20 years, was adopted.

NOTE 2C

CHNAGES IN GOODWILL OF MUTUALLY CONTROLLED COMPANIES	half-year 2004	year 2003	half-year 2003
a) gross company goodwill at the beginning of period	0	0	0
b) increases, of which:	0	0	0
-	0	0	0
c) decreases, of which:	0	0	0
-	0	0	0
d) gross company goodwill at the end of period	0	0	0
e) company goodwill write-downs at the beginning of period	0	0	0
f) company goodwill write-downs recorded in the period, of which:	0	0	0
-	0	0	0
g) company goodwill write-downs at the end of period	0	0	0
h) net company goodwill at the end of period	0	0	0

NOTE 2D

CHNAGES IN GOODWILL OF ASSOCIATED COMPANIES	half-year 2004	year 2003	half-year 2003
a) gross company goodwill at the beginning of period	0	0	0
b) increases, of which:	0	0	0
-	0	0	0
c) decreases, of which:	0	0	0
-	0	0	0
d) gross company goodwill at the end of period	0	0	0
e) company goodwill write-downs at the beginning of period	0	0	0
f) company goodwill write-downs recorded in the period, of which:	0	0	0
-	0	0	0
g) company goodwill write-downs at the end of period	0	0	0
h) net company goodwill at the end of period	0	0	0

NOTE 3A

TANGIBLE FIXED ASSETS	half-year 2004	year 2003	half-year 2003
a) tangible assets, of which:	1 415 114	1 426 088	1 174 806
- land (inclusive of right of perpetual land lease)	111 640	111 640	76 686
- buildings, premises and land and water engineering structures	1 096 415	1 110 609	929 402
- machinery and technical equipment	106 136	106 837	72 950
- transportation vehicles	62 676	53 897	55 034
- other tangible assets	38 247	43 105	40 734
b) tangible assets in progress	43 067	43 657	54 608
c) prepaid tangible assets in progress	456	908	2 755
Total tangible fixed assets	1 458 637	1 470 653	1 232 169

NOTE 3C

BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership	half-year 2004	year 2003	half-year 2003
a) owned	1 340 575	1 349 673	1 098 628
b) used under leasing, rent, tenancy or similar contract, of which:	74 539	76 415	76 178
-	0	0	0
Total balance-sheet tangible fixed assets	1 415 114	1 426 088	1 174 806

NOTE 3D

OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS	half-year 2004	year 2003	half-year 2003
- used under leasing, rent, tenancy or similar contract, of which:	140 891	161 961	6 962
- financial lease of cars and buses	8 876	7 064	6 962
-lease of land and buildings	132 015	132 015	0
Total off-balance-sheet tangible fixed assets	140 891	161 961	6 962

Orbis S.A. SA-PS 04 in thousands of PLN

NOTE 3B

CHANGES IN TANGIBLE FIXED ASSETS - by category	- land (inclusive of right of perpetual land lease)	- buildings, premises and land and water engineering structures	- machinery and technical equipment	- transportation vehicles	- other tangible assets	Total tangible fixed assets
a) gross value of tangible fixed assets at the beginning of period	111 640	1 558 140	299 425	90 802	157 673	2 217 680
b) additions, of which:	1 873	2 905	12 514	26 807	3 803	47 902
- take-over from investments	0	809	645	0	81	1 535
- purchase	1 873	2 096	10 485	26 807	2 060	43 321
- other	0	0	1 384	0	1 662	3 046
c) reductions, of which:	1 873	1 436	2 392	14 537	768	21 006
- sale	1 873	1 436	1 238	12 039	363	16 949
- liquidation	0	0	1 107	396	371	1 874
- other	0	0	47	2 102	34	2 183
d) gross value of tangible fixed assets at the end of period	111 640	1 559 609	309 547	103 072	160 708	2 244 576
e) accumulated depreciation at the beginning of period	0	435 794	192 263	36 905	114 568	779 530
f) depreciation for the period, of which:	0	11 783	10 824	3 491	7 893	33 991
- annual write-down	0	12 678	11 705	9 202	8 140	41 725
- sale	0	- 895	- 1 202	- 5 623	- 379	- 8 099
- liquidation	0	0	- 1 001	- 43	- 338	- 1 382
- other	0	0	1 322	- 45	470	1 747
g) accumulated depreciation at the end of period	0	447 577	203 087	40 396	122 461	813 521
h) write-downs due to permanent loss of value at the beginning of period	0	11 737	325	0	0	12 062
- additions	0	3 880	0	0	0	3 880
- reductions	0	0	0	0	0	0
i) write-downs due to permanent loss of value at the end of period	0	15 617	325	0	0	15 942
j) net value of tangible fixed assets at the end of period	111 640	1 096 415	106 136	62 676	38 247	1 415 114

NOTE 4A

LONG-TERM RECEIVABLES	half-year 2004	year 2003	half-year 2003
a) long-term accounts receivable from affiliated companies, of which:	606	727	849
- from subsidiary companies:	0	0	0
-	0	0	0
- from mutually controlled companies:	0	0	0
-	0	0	0
- from associated companies:	606	727	849
- joining a debt	606	727	849
	0	0	0
- from a significant investor:	0	0	0
-	0	0	0
- from the parent company:	0	0	0
-	0	0	0
b) from other companies:	3 220	1 475	1 470
- financial leases	3 050	1 475	1 430
-sale of short term investment	0	0	38
- from disposal of premises	0	0	2
- other	170	0	0
Net long-term receivables	3 826	2 202	2 319
c) allowances for doubtful accounts	0	0	0
Gross long-term receivables	3 826	2 202	2 319

NOTE 4B

CHANGES IN LONG-TERM RECEIVABLES	half-year 2004	year 2003	half-year 2003
a) balance at the beginning of period	2 202	2 754	2 754
- joining a debt	727	970	970
- disposal of premises	0	2	2
-sale of short term investment	0	38	38
- financial leases	1 475	1 744	1 744
b) additions, of which:	2 266	698	0
-sale of short term investment	0	0	0
- financial leases	2 096	698	0
- other	170	0	0
c) reductions, of which:	642	1 250	435
- disposal of premises	0	2	0
- joining a debt	0	0	121
- financial leases	521	967	314
- transfer into short term receivables	121	281	0
d) balance at the end of period	3 826	2 202	2 319
- joining a debt	606	727	849
- disposal of premises	0	0	2
-sale of short term investment	0	0	38
- financial leases	3 050	1 475	1 430
- other	170	0	0

NOTE 4C

CHANGES IN ALLOWANCES FOR DOUBTFUL LONG-TERM	half-year 2004	year 2003	half-year 2003
Balance at the beginning of period	0	0	0
a) additions, of which:	0	0	0
-	0	0	0
b) reductions, of which:	0	0	0
-	0	0	0
Allowances for doubtful long-term receivables at the end of period	0	0	0

NOTE 4D

LONG-TERM RECEIVABLES - by currency	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	3 804	2 202	2 319
b) in foreign currencies (and as restated in PLN)	22	0	0
b1. unit / currency thousands / USD	6	0	0
in thousands PLN	22	0	0
-	0	0	0
in other foreign currencies as restated in thousands PLN	0	0	0
Total long-term receivables	3 826	2 202	2 319

NOTE 5A

CHANGES IN REAL ESTATE - by category	half-year 2004	year 2003	half-year 2003
a) balance at the beginning of period	0	3 879	3 879
- perpetual usufruct of land	0	2 179	2 179
- buildings	0	1 700	1 700
b) additions, of which:	14 074	0	0
- reclassification to short term investments	14 074	0	0
- perpetual usufruct of land	8 884	0	0
- buildings	5 190	0	0
c) reductions, of which:	0	3 879	3 879
- reclassification to short term investments	0	3 879	3 879
- perpetual usufruct of land	0	2 179	2 179
- buildings	0	1 700	1 700
d) balance at the end of period	14 074	0	0
- perpetual usufruct of land	8 884	0	0
- buildings	5 190	0	0

Real property of hotel Bristol, which due to lack of a reliable market valuation at the balance sheet date, are presented at purchase price or development cost.

NOTE 5B

CHANGES IN INTANGIBLE ASSETS - by category	half-year 2004	year 2003	half-year 2003
a) balance at the beginning of period	0	0	0
-	0	0	0
b) additions, of which:	0	0	0
-	0	0	0
c) reductions, of which:	0	0	0
-	0	0	0
d) balance at the end of period	0	0	0
-	0	0	0

NOTE 5C

LONG-TERM FINANCIAL ASSETS	half-year 2004	year 2003	half-year 2003
a) in subsidiary and mutually controlled companies not subject to consolidation	1 850	9 905	497
- shares	1 850	9 905	497
- debt securities	0	0	0
- other securities - by type	0	0	0
-	0	0	0
- loans granted	0	0	0
- other long-term financial assets - by type	0	0	0
-	0	0	0
b) in subsidiary, mutually controlled and associated companies valued under the equity method	9 088	7 754	7 278
- shares	5 799	5 827	5 327
- debt securities	0	0	0
- other securities - by type	0	0	0
-	0	0	0
- loans granted	3 289	1 927	1 951
- other long-term financial assets - by type	0	0	0
-	0	0	0
c) in other companies	60	1 362	1 360
- shares	14	1 289	1 329
- debt securities	0	0	0
- other securities - by type	31	31	31
-	0	0	0
- loans granted	0	0	0
- other long-term financial assets - by type	15	42	0
-	0	0	0
Tptal long-term financial assets	10 998	19 021	9 135

NOTE 5D

CHANGES IN LONG-TERM FINANCIAL ASSETS - by category	half-year 2004	year 2003	half-year 2003
a) balance at the beginning of period	19 021	9 982	9 982
- shares and other securities	17 052	8 094	8 094
- long term loans	1 927	1 888	1 888
- other	42	0	0
b) additions, of which:	2 662	10 353	698
- purchase	1 287	10 186	0
- loans granted	1 244	125	1
- other	131	42	697
c) reductions, of which:	10 685	1 314	1 545
- payment of loans	0	86	0
- debasement of capital	0	488	0
- impairment in value of investment	1 275	282	282
- other	9 410	458	1 263
d) balance at the end of period	10 998	19 021	9 135
- shares and other securities	7 694	17 052	7 184
- long term loans	3 289	1 927	1 951
- other	15	42	0

Orbis S.A. SA-PS 04 in thousands of PL

NOTE 5E

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES												
No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of company and legal status	Location	Profile of company	Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and indirect relationships	Applied method of consolidation / equity valuation, or indication that the company is not subject to consolidation / equity valuation	Date of taking-over control / mutual control / substantial influence	Value of shares at purchase price	Total revaluation write-downs	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than specified in items j) and k)
1.	WT Wilkasy Sp. z o.o	Wilkasy	hotel and rest.	subsidiary	non	1990	2 429	- 1 932	497	100,00	100,00	-
2.	Hekon S.A.	Warszawa	hotel and rest.	subsidiary	full	2003	441 041		441 041	100,00	100,00	-
3.	OrbisTransport Sp. z	Warszawa	transportation	subsidiary	full	1993	11 887		11 887	84,44	84,44	-
4.	PBP Orbis Sp. z o.o.	Warszawa	tourism	subsidiary	full	1993	11 624		11 624	70,41	70,41	-
5.	Conbis Sp. z o.o.	Warszawa	real property devel. & administration	subsidiary	non	2003	25		25	50,00	50,00	-
6.	PH Majewicz Sp. z o.	Bydgoszcz	real property devel. & administration	affiliate	non	-	2 157	- 2 073	84	49,00	49,00	-
7.	Orbis Casino Sp. z o.	Warszawa	lotteries	affiliate	equity method	-	1 600		1 600	33,33	33,33	-
8.	Globis Poznań Sp. z	Warszawa	real property devel. & administration	affiliate	non	-	2 000		2 000	25,00	25,00	-
9.	Globis Wrocław Sp. z	Warszawa	real property devel. & administration	affiliate	non	-	13		13	25,00	25,00	-
10.	Inter Bus Sp.z o.o	Warszawa	transportation	subsidiary	full	1994	18		18	70,00	70,00	-
11.	Orbis Polish Travel	Nowy York	travel office	subsidiary	full	1995	619	- 619	0	88,00	88,00	-
12.	Capital Parking	Warszawa	renting	subsidiary	full	2002	340		340	68,00	68,00	-
13.	PKS Tarnobrzeg	Tarnobrzeg	transportation	subsidiary	non	2004	1 287		1 287	100,00	100,00	
14.	AutoOrbisBus Sarl	Paryż	transportation	subsidiary	non	2004	0		0	100,00	100,00	
15.	UAB Hekon	Litwa	hotels	subsidiary	full	2003	9 383		9 383	100,00	100,00	-

NOTE 5F

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued																			
No.	a	m							n			o			p	r	s	t
	Name of company	Shareholders' Equity, of which:				Other reserve capital, of which:			Liabilities and reserves on liabilities of which:			Receivables, of which:			Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
			Share capital	Not paid-up share capital (negative value)	Reserve capital		Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities	- current liabilities		- long-term receivables	- current receivables				
1.	Wioska Turystyczna W	3 240	1 650	0	781	809	0	-169	1 147	0	206	175	0	175	4 387	530	0	0
2.	Hekon S.A.	331 366	300 000	0	4 719	26 647	974	9 655	19 426	0	16 932	4 062	0	4 062	350 792	43 688	0	11 027
3.	Orbis Transport Sp.z	37 796	14 429	0	17 700	5 667	203	5 430	64 048	44 606	14 266	20 768	3 417	17 351	101 844	49 862	0	0
4.	PBP Orbis Sp. z o.o.	16 840	16 454	0	2 537	-2 151	0	-2 247	51 400	1 711	46 226	27 714	0	27 714	68 240	69 550	0	0
5.	Conbis Sp. z o.o.	50	50	0	0	0	0	0	0	0	0	0	0	0	0	0	25	0
6.	Majewicz Sp. z o.o.	2 386	2 202	0	453	-269	-594	62	1 930	727	705	508	0	508	4 316	3 722	0	0
7.	Orbis Casino Sp. z o.	11 106	4 800	0	3 422	2 884	0	2 438	13 681	4 495	9 137	1 455	0	1 455	24 787	191 406	0	800
8.	Globis Poznań Sp. z	8 960	8 000	0	0	960	-5 305	888	49 616	46 725	2 200	890	0	890	58 576	1 658	0	0
9.	Globis Wroclaw Sp. z	25	50	0	0	-25	-25	0	31	0	31	56	0	56	56	0	13	0
10.	Inter Bus Sp. z o.o.	-68	26	0	7	-101	-345	116	3 484	0	3 484	1 304	0	1 304	3 416	3 615	0	0
11.	Orbis Polish Travel	-1 570	293	0	718	-2 581	-2 466	-115	2 343	1 473	0	0	0	0	773	3 347	0	0
12.	Capital Parking Sp. z	-1 173	500	0	0	-1 673	-1 613	-60	2 045	0	2 040	459	0	459	872	1 696	0	0
13.	PKS Tarnobrzeg	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
14.	AutoOrbiBus Sarl	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15.	UAB Hekon	5 722	9 383	0	0	-3 661	-377	-3 115	8 070	6 057	1 634	3 950	0	3 950	13 792	1 935	0	0

NOTE 5G

SHARES IN OTHER COMPANIES									
No.	a	b	c	d	e		f	g	h	i
	Name of company and legal status	Location	Profile of company	Balance-sheet value of shares owned	Shareholders' equity; of which:	- share capital	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Shares not paid-up by the Company	Dividends received or receivable for the last year
1.	Bank Współpracy Eur	Warszawa	banking services	0		117 291	1,09	1,09	0,00	0,00
2.	Polskie Hotele Sp. z o	Warszawa	hotel supplies' services	0		125	0,80	0,80	0,00	0,00
3.	Rena-Kord S.A. w up	Łódź	production, sale of textiles, industrial articles and agricultural products	0		9 468	0,01	0,01	0,00	0,00
4.	Tarpan Sp. z o.o. w lik	Poznań	motor idustry, furniture, trade	0		45 984	0,08	0,08	0,00	0,00
5.	PPTE Diament S.A. w	Warszawa	employee pension fund	0		100	16,00	16,00	0,00	0,00
6.	Walewice Sp. z o.o. w	Warszawa	leisure, trade & foodstuff industry	0		10	38,05	14,29	0,00	0,00
7.	inne w posiad PBP			14		0	2,18	2,18	0,00	0,00

NOTE 5H

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	7 694	7 696	7 184
b) in foreign currencies (and as restated in PLN)	15	9 398	0
b1. unit / currency thousands / USD	4	4	0
in thousands PLN	15	15	0
b2. unit / currency thousands / LTL	0	6 916	0
in thousands PLN	0	9 383	0
-	0	0	0
in other foreign currencies as restated in thousands PLN	0	0	0
Total long-term securities, shares and other financial assets	**7 709**	**17 094**	**7 184**

NOTE 5I

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	half-year 2004	year 2003	half-year 2003
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
b) bonds (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
c) other - by categories (balance sheet value)	0	0	0
c1. ...	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
...	0	0	0
B. Securities with unrestricted marketability, traded over-the-counter (balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
b) bonds (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
c) other - by categories (balance sheet value)	0	0	0
c1. ...	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
...	0	0	0
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	7 709	17 094	7 184
a) shares (balance sheet value)	7 663	7 638	7 153
- revaluation adjustments (for the period)	- 1 275	44	- 1 545
- value at the beginning of period	7 665	31 574	8 063
- value at purchase prices	10 279	473 581	9 402
b) bonds (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
c) other - by categories (balance sheet value)	46	9 456	31
c1. ...	46	9 456	31
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	9 429	31	31
- value at purchase prices	46	9 456	31
...	0	0	0
D. Securities with restricted marketability (balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
b) bonds (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
c) other - by categories (balance sheet value)	0	0	0
c1. ...	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
...	0	0	0
Total value at purchase prices	10 325	18 485	9 433
Total value at the beginning of period	17 094	8 094	8 094
Total revaluation adjustments (for the period)	- 1 275	44	- 1 545
Total balance sheet value	**7 709**	**17 094**	**7 184**

NOTE 5J

LONG-TERM LOANS GRANTED - by currency	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	502	0	0
b) in foreign currencies (and as restated in PLN)	2 787	1 927	1 951
b1. unit / currency thousands / USD	744	524	508
in thousands PLN	2 787	1 927	1 951
-	0	0	0
in other foreign currencies as restated in thousands PLN	0	0	0
Total long-term loans granted	3 289	1 927	1 951

NOTE 5K

OTHER LONG-TERM INVESTMENTS - by category	half-year 2004	year 2003	half-year 2003
-works of art.	601	567	395
-	0	0	0
Total other long-term investments	601	567	395

NOTE 5L

CHANGES IN OTHER LONG-TERM INVESTMENTS - by category	half-year 2004	year 2003	half-year 2003
a) balance at the beginning of period	567	395	395
-works of art.	567	395	395
	0	0	0
b) additions, of which:	34	172	0
-revaluation of fair value	0	162	0
- other	34	10	0
c) reductions, of which:	0	0	0
-	0	0	0
d) balance at the end of period	601	567	395
-works of art.	601	567	395
	0	0	0

NOTE 5M

OTHER LONG-TERM INVESTMENTS - by currency	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	601	567	395
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /	0	0	0
in thousands PLN	0	0	0
-	0	0	0
in other foreign currencies as restated in thousands PLN	0	0	0
Total other long-term investments	601	567	395

NOTE 6A

CHANGES IN DEFERRED INCOME TAX	half-year 2004	year 2003	half-year 2003
1. Balance of deferred income tax at the beginning of period, of which:	14 094	18 541	18 541
a) reflected in financial results	14 094	18 541	18 541
- tangible fixed assets	34	36	36
- long term investments	851	1 490	1 490
- short term receivables	1 677	2 058	2 058
- short term investments	251	232	232
- short term liabilities	1 900	224	224
- long term reserves	6 435	10 774	10 774
- short term reserves	2 946	3 727	3 727
	0	0	0
b) reflected in shareholders' equity	0	0	0
-	0	0	0
c) reflected in in goodwill or negative goodwill	0	0	0
-	0	0	0
2. Additions	10 061	8 100	6 212
a) reflected in financial results for the priod due to negative timing differences:	10 061	8 100	6 212
- negative timing differences	9 902	6 139	5 479
- tangible fixed assets	2 258	11	0
- long term investments	242	54	77
- short term receivables	682	1 543	1 437
- short term investments	0	0	363
- short term liabilities	1 741	2 667	464
- long term reserves	0	495	128
- short term reserves	4 057	1 369	3 010
-long-term liabilities	922	0	0
- change of tax ratio	0	0	0
- long term reserves	0	0	0
- others	159	1 961	733
- short term reserves	159	1 604	733
- short term investments	0	357	0
b) reflected in financial results for the priod due to taxation loss:	0	0	0
-	0	0	0
c) reflected in shareholders' equity for the priod due to negative timing differences:	0	0	0
-	0	0	0
d) reflected in shareholders' equity for the priod due to taxation loss:	0	0	0
-	0	0	0
e) reflected in in goodwill or negative goodwill due to negative timing differences:	0	0	0
-	0	0	0

3. Reductions	- 5 227	- 12 547	- 4 881
a) reflected in financial results for the priod due to negative timing differences:	- 5 227	- 12 547	- 4 881
- reverse of negative timing differences	- 5 068	- 7 302	- 4 148
- tangible fixed assets	0	- 3	- 4
- long term investments	0	0	0
- short term receivables	- 725	- 1 860	- 1 510
- short term investments	0	- 232	0
- short term liabilities	- 1 688	- 991	- 147
- long term reserves	- 2	- 729	- 134
- short term reserves	- 2 653	- 3 487	- 2 353
- change of tax ratio	0	- 3 284	0
- tangible fixed assets	0	- 10	0
- long term investments	0	- 336	0
- short term receivables	0	- 64	0
- short term investments	0	- 106	0
- short term reserves	0	- 267	0
- long term reserves	0	- 2 501	0
- others	- 159	- 1 961	- 733
- long term investments	- 159	- 1 604	- 733
- long term investments	0	- 357	0
b) reflected in financial results for the priod due to taxation loss:	0	0	0
-	0	0	0
c) reflected in shareholders' equity for the priod due to negative timing differences:	0	0	0
-	0	0	0
d) reflected in shareholders' equity for the priod due to taxation loss:	0	0	0
-	0	0	0
e) reflected in in goodwill or negative goodwill due to negative timing differences:	0	0	0
-	0	0	0
4. Total deferred income tax at the end of period, of which:	18 928	14 094	19 872
a) reflected in financial results	18 928	14 094	19 872
- tangible fixed assets	2 292	34	32
- long term investments	1 093	851	1 567
- short term receivables	1 634	1 677	1 985
- short term investments	251	251	595
- short term liabilities	1 953	1 900	541
- long term reserves	6 274	6 435	10 035
- short term reserves	4 509	2 946	5 117
- long-term liabilities	922	0	0
b) reflected in shareholders' equity	0	0	0
-	0	0	0
c) reflected in in goodwill or negative goodwill	0	0	0
-	0	0	0

Negative timing differences

	short term		long term	
		2005/2006	2006/2007	next years
Assets				
tangible fixed assets	12 062			
long term investments				5 755
short term receivables	8 600			
short term investments	1 323			
Shareholder's equity and liabilities				
long term reserves		7 506	7 506	18 007
short term reserves	23 730			
long-term liabilities				4 853
short term liabilities	10 279			
Total	55 994			43 627

NOTE 6B

OTHER DEFERRED EXPENSES	half-year 2004	year 2003	half-year 2003
a) deferred expenses, of which:	0	5	14
- other	0	5	14
	0	0	0
b) other deferred assets, of which:	59	86	139
-cost of shares issue	0	0	0
- lease of buses	59	86	118
- other	0	0	21
Total other deferred assets	59	91	153

NOTE 7

INVENTORIES	half-year 2004	year 2003	half-year 2003
a) raw materials	10 473	10 712	10 266
b) work in process	1 199	714	1 002
c) finished products	0	0	0
d) merchandise	771	1 400	652
e) prepaid supplies	1 582	1 265	875
Total inventories	14 025	14 091	12 795

NOTE 8A

CURRENT RECEIVABLES	half-year 2004	year 2003	half-year 2003
a) from affiliated companies	2 078	1 255	3 296
- trade accounts receivable, with maturity of:	1 036	1 013	2 354
- less than 12 months	909	1 013	2 354
- over 12 months	127	0	0
- dividends	800	0	0
- other	242	242	942
- receivables in litigation	0	0	0
b) from other companies	89 826	63 249	85 245
- trade accounts receivable, with maturity of:	66 562	38 687	65 169
- less than 12 months	64 033	36 624	62 614
- over 12 months	2 529	2 063	2 555
- taxes recoverable, subsidies, tariffs, social and health security, or other benefits receivable	9 108	16 862	7 512
- dividends	0	0	0
- other	13 410	7 700	12 563
- receivables in litigation	746	0	1
Total net current receivables	91 904	64 504	88 541
c) allowance for doubtful accounts receivable	9 588	10 193	9 576
Total gross current receivables	101 492	74 697	98 117

NOTE 8B

CURRENT RECEIVABLES FROM AFFILIATED COMPANIES	half-year 2004	year 2003	half-year 2003
a) trade accounts receivable, of which:	1 036	1 013	2 354
- from subsidiary companies	1 036	675	341
- from mutually controlled companies	0	0	0
- from associated companies	0	338	2 013
- from a significant investor	0	0	0
- from the parent company	0	0	0
b) other receivables, of which:	1 042	242	942
- from subsidiary companies	0	0	0
- from mutually controlled companies	0	0	0
- from associated companies	1 042	242	942
- from a significant investor	0	0	0
- from the parent company	0	0	0
c) receivables in litigation, of which:	0	0	0
- from subsidiary companies	0	0	0
- from mutually controlled companies	0	0	0
- from associated companies	0	0	0
- from a significant investor	0	0	0
- from the parent company	0	0	0
Total net current receivables from affiliated companies	2 078	1 255	3 296
d) allowance for doubtful accounts receivable from affiliated companies	0	1 371	0
Total gross current receivables from affiliated companies	2 078	2 626	3 296

NOTE 8C

CHANGES IN ALLOWANCES FOR DOUBTFUL CURENT	half-year 2004	year 2003	half-year 2003
Balance at the beginning of period	10 193	10 579	10 579
a) additions, of which:	1 472	5 048	1 356
- from debtors put into bankrupcy	273	89	29
- doubtful receivables	514	4 141	988
- other	685	818	339
b) reductions, of which:	2 077	5 434	2 359
- from debtors put into bankrupcy	17	371	83
- doubtful receivables	248	2 410	1 042
- other	1 812	2 653	1 234
Allowances for doubtful current receivables at the end of period	9 588	10 193	9 576

NOTE 8D

GROSS CURRENT RECEIVABLES - by currency	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	80 190	64 306	84 843
b) in foreign currencies (and as restated in PLN)	21 302	10 391	13 274
b1. unit / currency thousand /EURO	3 558	1 384	2 204
in thousands PLN	16 142	6 360	9 658
b2. unit / currency thousand /GBP	0	43	79
in thousands PLN	0	283	510
b3. unit / currency thousand /CHF	230	350	188
in thousands PLN	739	1 040	547
b4. unit / currency thousand /USD	415	734	666
in thousands PLN	1 558	2 708	2 559
b5. unit / currency thousand /LTL	1 564	0	0
in thousands PLN	2 861	0	0
in other foreign currencies as restated in thousands PLN	1	0	0
Total current receivables	101 492	74 697	98 117

NOTE 8E

TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity	half-year 2004	year 2003	half-year 2003
a) to 1 month	45 769	23 893	44 843
b) over 1 month to 3 months	5 431	3 324	3 201
c) over 3 months to 6 months	739	2 352	1 413
d) over 6 months to 1 year	4 903	1 114	2 723
e) over 1 year	12	604	11
f) past-due trade accounts receivable	18 986	17 148	22 681
Total trade accounts receivable (gross)	75 840	48 435	74 872
g) allowance for doubtful trade accounts receivable	8 242	8 735	7 349
Total trade accounts receivable (net)	67 598	39 700	67 523

NOTE 8F

PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period	half-year 2004	year 2003	half-year 2003
a) to 1 month	9 756	4 946	9 433
b) over 1 month to 3 months	1 722	4 247	5 145
c) over 3 months to 6 months	1 629	1 174	683
d) over 6 months to 1 year	626	926	1 382
e) over 1 year	5 253	5 855	6 038
Total past-due trade accounts receivable (gross)	18 986	17 148	22 681
f) allowance for doubtful past-due trade accounts receivable	8 242	8 735	6 910
Total past-due trade accounts receivable (net)	10 744	8 413	15 771

NOTE 9

The company makes allowance for all doubtful past due trade accounts receivable and doubtful accounts receivable. Trade accounts receivable should be paid within 1 month.

NOTE 10A

SHORT-TERM FINANCIAL ASSETS	half-year 2004	year 2003	half-year 2003
a) in subsidiary companies	0	234	0
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-	0	0	0
- loans granted	0	234	0
- other short-term financial assets - by type	0	0	0
-	0	0	0
b) in mutually controlled companies	0	0	0
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-	0	0	0
- loans granted	0	0	0
- other short-term financial assets - by type	0	0	0
-	0	0	0
c) in associated companies	0	0	0
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-	0	0	0
- loans granted	0	0	0
- other short-term financial assets - by type	0	0	0
-	0	0	0
d) in a significant investor	0	0	0
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-	0	0	0
- loans granted	0	0	0
- other short-term financial assets - by type	0	0	0
-	0	0	0
e) in the parent company	0	0	0
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	0	0	0
- other securities - by type	0	0	0
-	0	0	0
- loans granted	0	0	0
- other short-term financial assets - by type	0	0	0
-	0	0	0
f) in other companies	68	1 068	37 017
- shares	0	0	0
- dividends and other shares of profits receivable	0	0	0
- debt securities	0	0	36 949
- other securities - by type	0	0	0
-	0	0	0
- loans granted	0	0	0
- other short-term financial assets - by type	68	1 068	68
-	0	0	0

g) cash and cash equivalents	68 279	50 478	83 723
- cash at bank and on hand	52 392	41 670	71 374
- other cash	15 881	8 803	12 318
- cash equivalents	6	5	31
Total short-term financial assets	**68 347**	**51 780**	**120 740**

NOTE 10B

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	68	1 068	37 017
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /	0	0	0
in thousands PLN	0	0	0
-	0	0	0
in other foreign currencies as restated in thousands PLN	0	0	0
Total short-term securities, shares and other financial assets	**68**	**1 068**	**37 017**

NOTE 10C

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	half-year 2004	year 2003	half-year 2003
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	0	0	0
b) bonds (balance sheet value)	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	0	0	0
c) other - by categories (balance sheet value)	0	0	0
c1. ...	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	0	0	0
-	0	0	0
B. Securities with unrestricted marketability, traded over-the-counter (balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	0	0	0
b) bonds (balance sheet value)	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	0	0	0
c) other - by categories (balance sheet value)	0	0	0
c1. ...	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	0	0	0
-	0	0	0
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	68	1 068	37 017
a) shares (balance sheet value)	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	505	505	0
b) bonds (balance sheet value)	0	0	36 949
- fair value	0	0	0
- market value	0	0	36 949
- purchase value	0	0	36 795
c) other - by categories (balance sheet value)	68	1 068	68
c1. ...	68	1 068	68
- fair value	0	0	0
- market value	68	1 068	68
- purchase value	68	1 068	68
-	0	0	0
D. Securities with restricted marketability (balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	0	0	0
b) bonds (balance sheet value)	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	0	0	0
c) other - by categories (balance sheet value)	0	0	0
c1. ...	0	0	0
- fair value	0	0	0
- market value	0	0	0
- purchase value	0	0	0
-	0	0	0
Total value at purchase prices	573	1 590	36 863
Total value at the beginning of period	68	0	300
Total revaluation adjustments (for the period)	0	0	154
Total balance sheet value	**68**	**1 068**	**37 017**

NOTE 10D

SHORT-TERM LOANS GRANTED - by currency	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	0	0	0
b) in foreign currencies (and as restated in PLN)	0	234	0
b1. unit / currency thousand /EURO	0	50	0
in thousands PLN	0	234	0
-	0	0	0
in other foreign currencies as restated in thousands PLN	0	0	0
Total short-term loans granted	0	234	0

NOTE 10E

CASH AND CASH EQUIVALENTS - by currency	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	61 327	37 768	59 008
b) in foreign currencies (and as restated in PLN)	6 952	12 710	24 715
b1. unit / currency thousand /EURO	772	1 935	2 562
in thousands PLN	3 558	9 012	11 269
b2. unit / currency thousand /GBP	0	117	993
in thousands PLN	0	775	6 313
b3. unit / currency thousand /CHF	25	92	78
in thousands PLN	75	271	226
b4. unit / currency thousand /USD	545	684	1 781
in thousands PLN	2 048	2 558	6 844
b5. unit / currency thousand /LTL	566	0	0
in thousands PLN	1 203	0	0
in other foreign currencies as restated in thousands PLN	68	94	63
Total cash and cash equivalents	68 279	50 478	83 723

NOTE 10F

OTHER SHORT-TERM INVESTMENTS - by category	half-year 2004	year 2003	half-year 2003
-land (perpetual usufruct of land)	394	9 278	9 279
'- buildings	2 764	7 954	7 953
' - works of art.	0	34	34
- other	2 058	0	0
Total other short-term investments	5 216	17 266	17 266

NOTE 10G

OTHER SHORT-TERM INVESTMENTS - by currency	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	5 216	17 266	17 266
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /	0	0	0
in thousands PLN	0	0	0
-	0	0	0
in other foreign currencies as restated in thousands PLN	0	0	0
Total other short-term investments	5 216	17 266	17 266

NOTE 11

SHORT-TERM DEFERRED EXPENSES	half-year 2004	year 2003	half-year 2003
a) deferred expenses, of which:	18 439	4 818	22 833
- amortized organization costs	0	66	0
- for service fees	187	115	0
- payroll expenses	6 350	0	5 492
-mandatory charge of Social Benefit Fund	2 070	0	2 256
- fees and taxes	5 324	11	4 855
- equipment and costs of repair	0	0	980
- cost of insurance	1 590	1 299	838
- advance sale of tickets	0	0	3 377
-operation costs	746	2 104	0
- advertisement	414	312	1 147
-costs of purchase of investments	0	0	1 821
- other	1 758	911	2 067
b) other deferred assets, of which:	3 883	1 429	54
- VAT tax	32	59	0
- other	3 851	1 370	54
Total short-term deferred assets	22 322	6 247	22 887

NOTE 12

In the present reporting period the following write-downs due to permanenet impairment in value of fixed assets were performed:

I/Tangible assetes -3880 PLN thousand , building of Europejski hotel.
II/Tangible assets in progress - 2016 PLN thousand -project of modernization of Europejski hotel
III/Short term receivables -data by titles are presented in note 8
IV/Financial assets - 1 275 PLN thousand - BWE SA shares.

NOTE 13

SHARE CAPITAL				Par value on shares =	2,00 PLN			
Series / issue	Type of shares	Type of shares preference	Type of shares restrictions	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration	Dividend rights (since)
A	common bearer	-		37 500 000	75 000 000	own funds	09.01.1991	09.01.1991
B	common bearer	-		8 523 625	17 047 250	cash	21.04.1998	01.01.1997
C	common bearer	-		53 383	106 766	cash	21.04.1998	01.01.1997
Total number of shares				46 077 008				
Total share capital					92 154 016			

As of June30, 2004 there are following shareholders, who possess over 5% of shares: Accor S.A. - 35,58%, Deutsche Bank-8,92%, CU OFE BPH CU WBK-5,08%, Globe Trade Centre S.A. - 5%.Information about company's shareholders on the date of submitting the financial report is shown in Note 23 of Additional notes.

NOTE 14A

OWN SHARES IN TREASURY				
ber of sh	alue at purchase pric	Balance-sheet valu	bjective of purchas	Appropriation
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-

NOTE 14B

ISSUER'S SHARES OWNED BY ITS AFFILIATED COMPANIES			
Name of co	Number of shares	alue at purchase pric	Balance-sheet value
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

NOTE 15

RESERVE CAPITAL	half-year 2004	year 2003	half-year 2003
a) additional paid-in capital	132 944	132 944	132 944
b) capital established due to legal restrictions	55 341	55 341	55 341
c) capital established due to statutory/contractual provisions, in excess of the (minimum) value required by law	529 034	503 873	501 781
d) additional capital contributed by shareholders/partners	0	0	0
e) other - by type	57 206	52 779	52 257
-	0	0	0
Total reserve capital	774 525	744 937	742 323

NOTE 16

REVALUATION CAPITAL	half-year 2004	year 2003	half-year 2003
a) revaluation of tangible assets	263 807	267 756	268 154
b) gains / losses on valuation of financial instruments, of which:	0	0	0
- on valuation of hedging instruments	0	0	0
c) deferred income tax	- 103	- 103	- 102
d) foreign exchange differences on foreign divisions	0	0	0
e) other - by type	544	544	383
- valuation of long term investments	544	544	383
	0	0	0
Total reserve capital	264 248	268 197	268 435

NOTE 17

OTHER RESERVE CAPITAL - by appropriation	half-year 2004	year 2003	half-year 2003
- provision for purchase of the right of perpetual usufruct of land acquired from local administawtive authorities	63 127	65 000	65 126
- write-offs from past years' profit	70	70	0
Total other reserve capital	63 197	65 070	65 126

NOTE 18

NET PROFIT WRITE-OFFS DURING THE FINANCIAL YEAR - specifically	half-year 2004	year 2003	half-year 2003
-	0	0	0
Total net profit write-offs during the financial year	0	0	0

NOTE 19

CHANGES IN MINORITY SHAREHOLDERS' INTEREST	half-year 2004	year 2003	half-year 2003
Balance at the beginning of period	10 227	10 331	10 331
a) additions, of which:	140	752	21
- result of the current year	140	752	21
	0	0	0
b) reductions, of which:	149	856	352
- result of the current year	0	0	0
- consolidation adjustments	149	856	352
Minority shareholders' interest at the end of period	10 218	10 227	10 000

NOTE 20A

NEGATIVE GOODWILL OF SUBSIDIARY AND ASSOCIATED COMPANIES	half-year 2004	year 2003	half-year 2003
a) negative goodwill of subsidiary companies	0	0	0
b) negative goodwill of mutually controlled companies	0	0	0
c) negative goodwill of associated companies	0	0	0
Total negative goodwill of subsidiary and associated companies	0	0	0

NOTE 20B

CHNAGES IN NEGATIVE GOODWILL OF SUBSIDIARY COMPANIES	half-year 2004	year 2003	half-year 2003
a) gross negative company goodwill at the beginning of period	0	0	0
b) increases, of which:	0	0	0
-	0	0	0
c) decreases, of which:	0	0	0
-	0	0	0
d) gross negative company goodwill at the end of period	0	0	0
e) negative company goodwill write-downs at the beginning of period	0	0	0
f) negative company goodwill write-downs recorded in the period, of which:	0	0	0
	0	0	0
g) negative company goodwill write-downs at the end of period	0	0	0
h) net negative company goodwill at the end of period	0	0	0

NOTE 20C

CHNAGES IN NEGATIVE GOODWILL OF MUTUALLY CONTROLLED COMP	half-year 2004	year 2003	half-year 2003
a) gross negative company goodwill at the beginning of period	0	0	0
b) increases, of which:	0	0	0
-	0	0	0
c) decreases, of which:	0	0	0
-	0	0	0
d) gross negative company goodwill at the end of period	0	0	0
e) negative company goodwill write-downs at the beginning of period	0	0	0
f) negative company goodwill write-downs recorded in the period, of which:	0	0	0
-	0	0	0
g) negative company goodwill write-downs at the end of period	0	0	0
h) net negative company goodwill at the end of period	0	0	0

NOTE 20D

CHNAGES IN NEGATIVE GOODWILL OF ASSOCIATED COMPANIES	half-year 2004	year 2003	half-year 2003
a) gross negative company goodwill at the beginning of period	0	0	0
b) increases, of which:	0	0	0
-	0	0	0
c) decreases, of which:	0	0	0
-	0	0	0
d) gross negative company goodwill at the end of period	0	0	0
e) negative company goodwill write-downs at the beginning of period	0	0	0
f) negative company goodwill write-downs recorded in the period, of which:	0	0	0
-	0	0	0
g) negative company goodwill write-downs at the end of period	0	0	0
h) net negative company goodwill at the end of period	0	0	0

NOTE 21A

CHANGES IN RESERVE FOR DEFERRED INCOME TAX	half-year 2004	year 2003	half-year 2003
1. Reserve for deferred income tax at the beginning of period, of which:	14 550	16 269	16 269
a) reflected in financial results	14 447	15 661	15 661
- tangible fixed assets	9 946	11 062	11 062
- long term investments	451	459	459
- short term investments	3 549	4 027	4 027
- short term receivables	127	113	113
- short term liabilities	231	0	0
-long-term liabilities	143	0	0
b) reflected in shareholders' equity	103	608	608
- long term investments	103	608	608
	0	0	0
c) reflected in in goodwill or negative goodwill	0	0	0
-	0	0	0
2. Additions	5 788	4 573	2 112
a) reflected in financial results for the priod due to positive timing differences:	5 788	4 542	2 112
- positive timing differences	3 070	4 083	2 112
- tangible fixed assets	1 467	2 600	1 770
- long term investments	0	451	13
- short term investments	239	532	106
- short term receivables	1 364	126	177
- short term liabilities	0	231	46
- long-term liabilities	0	143	0
- change of ratio	0	0	0
- tangible fixed assets	0	0	0
- long term investments	0	0	0
- others	2 718	459	0
- short term investments	0	459	0
- long term investments	2 680	0	0
- short term liabilities	38	0	0
b) reflected in shareholders' equity for the priod due to positive timing differences:	0	31	0
- change of ratio	0	31	0
- long term investments	0	31	0
-	0	0	0
c) reflected in in goodwill or negative goodwill due to positive timing differences:	0	0	0
-	0	0	0

3. Reductions	- 3 490	- 6 292	- 1 096
a) reflected in financial results for the priod due to positive timing differences:	- 3 490	- 5 756	- 590
- reverse of timing differences	- 772	- 913	- 590
- tangible fixed assets	- 173	- 623	- 350
- long term investments	0	0	0
- short term receivables	- 127	- 112	- 110
- short term investments	- 445	- 178	- 130
- short term liabilities	- 27	0	0
- change of tax ratio	0	- 4 384	0
- tangible fixed assets	0	- 3 093	0
- short term investments	0	- 1 291	0
- others	- 2 718	- 459	0
- short term investments	- 2 680	0	0
- long term investments	0	- 459	0
- long-term liabilities	- 38	0	0
b) reflected in shareholders' equity for the priod due to positive timing differences:	0	- 536	- 506
- reverse of timing differences	0	- 506	- 506
- long term investments	0	- 506	- 506
- change of tax ratio	0	- 30	0
- long term investments	0	- 30	0
c) reflected in in goodwill or negative goodwill due to positive timing differences:	0	0	0
-	0	0	0
4. Reserve for deferred income tax at the end of period, of which:	16 848	14 550	17 285
a) reflected in financial results	16 745	14 447	17 183
- tangible fixed assets	11 240	9 946	12 482
- long term investments	3 131	451	472
- short term investments	663	3 549	4 003
- short term receivables	1 364	127	180
- short term liabilities	242	231	46
-long-term liabilities	105	143	0
b) reflected in shareholders' equity	103	103	102
- long term investments	103	103	102
	0	0	0
c) reflected in in goodwill or negative goodwill	0	0	0
-	0	0	0

Positive timing differences - charged to profit and loss account

	short term	long term		
		2005/2006 year	2006/2007 year	next years
Assets				
tangible fixed assets	24 808	2 920	2 920	28 508
long term investments				16 484
short term receivables	7 179			
short term investments	3 489			
Shareholder's equity and liabilities				
long term liabilities		318	216	20
short term liabilities	1 274			
TOTAL	36 750			51 386

Positive timing differences - charged to reserve capital

	short term	long term		
		2005/2006 year	2006/2007 year	next years
Assets				
long term investments				544
TOTAL				544

NOTE 21B

CHANGES IN LONG-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	half-year 2004	year 2003	half-year 2003
a) balance at the beginning of period	33 869	39 715	39 715
- reserve for retirement severance payments	6 039	6 808	6 808
- reserve for jubilee awards	27 401	32 540	32 540
- reserve fordisability payment	429	367	367
b) additions, of which:	34	2 602	476
- reserve for retirement severance payments	0	722	163
- reserve for jubilee awards	0	1 818	309
- reserve fordisability payment	34	62	4
c) applications, of which:	12	224	0
- reserve for retirement severance payments	12	120	0
- reserve for jubilee awards	0	104	0
- reserve fordisability payment	0	0	0
d) reversals, of which:	0	1 558	0
- reserve for retirement severance payments	0	454	0
- reserve for jubilee awards	0	1 104	0
- reserve fordisability payment	0	0	0
e) transfer to short term provisions	871	6 666	3 214
- reserve for retirement severance payments	728	917	594
- reserve for jubilee awards	143	5 749	2 612
- reserve fordisability payment	0	0	8
e) balance at the end of period	33 020	33 869	36 977
- reserve for retirement severance payments	5 299	6 039	6 377
- reserve for jubilee awards	27 258	27 401	30 237

- reserve fordisability payment	463	429	363

NOTE 21C

CHANGES IN SHORT-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	half-year 2004	year 2003	half-year 2003
a) balance at the beginning of period	6 597	5 640	5 640
- reserve for retirement severance payments	470	455	455
- reserve for jubilee awards	6 088	5 136	5 136
- reserve fordisability payment	39	49	49
b) additions, of which:	2 522	7 559	4 004
- transfer from long term investments	871	6 666	3 214
- reserve for retirement severance payments	728	917	594
- reserve for jubilee awards	143	5 749	2 612
- reserve fordisability payment	0	0	8
-set up a provision	1 651	893	790
- reserve for retirement severance payments	0	77	77
- reserve for jubilee awards	1 612	806	696
- reserve fordisability payment	39	10	17
c) applications, of which:	2 948	6 411	2 965
- reserve for retirement severance payments	379	926	602
- reserve for jubilee awards	2 563	5 465	2 355
- reserve fordisability payment	6	20	8
d) reversals, of which:	542	191	0
- reserve for retirement severance payments	542	53	0
- reserve for jubilee awards	0	138	0
- reserve fordisability payment	0	0	0
- transfer to long term investments	33	0	0
- reserve fordisability payment	33	0	0
e) balance at the end of period	5 596	6 597	6 679
- reserve for retirement severance payments	277	470	524
- reserve for jubilee awards	5 280	6 088	6 089
- reserve fordisability payment	39	39	66

NOTE 21D

CHANGES IN OTHER LONG-TERM PROVISIONS - specifically	half-year 2004	year 2003	half-year 2003
a) balance at the beginning of period	20 280	19 090	19 090
- liability towards Varimpex - leases	20 280	19 090	19 090
b) additions, of which:	549	1 190	635
- liability towards Varimpex - leases	549	1 190	635
c) applications, of which:	0	0	0
-	0	0	0
d) reversals, of which:	0	0	0
-	0	0	0
e) balance at the end of period	20 829	20 280	19 725
- liability towards Varimpex - leases	20 829	20 280	19 725

NOTE 21E

CHANGES IN OTHER SHORT-TERM PROVISIONS - specifically	half-year 2004	year 2003	half-year 2003
a) balance at the beginning of period	5 267	263	263
- reserve for liabilities from litigations pending in courts of law	5 267	263	263
b) additions, of which:	3 080	6 585	1 548
- reserve for liabilities from litigations pending in courts of law	911	6 585	1 548
- reserve for restructuring costs	2 169	0	0
c) applications, of which:	0	33	33
- reserve for liabilities from litigations pending in courts of law	0	33	33
d) reversals, of which:	100	1 548	0
- reserve for liabilities from litigations pending in courts of law	100	1 548	0
e) balance at the end of period	8 247	5 267	1 778
- reserve for liabilities from litigations pending in courts of law	6 078	5 267	1 778
- reserve for restructuring costs	2 169	0	0

NOTE 22A

LONG-TERM LIABILITIES	half-year 2004	year 2003	half-year 2003
a) to subsidiary companies	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-	0	0	0
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-	0	0	0
b) to mutually controlled companies	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-	0	0	0
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-	0	0	0

c) to associated companies	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-	0	0	0
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-	0	0	0
d) to a significant investor	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-	0	0	0
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-	0	0	0
e) to the parent company	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-	0	0	0
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-	0	0	0
f) to other companies	336 962	316 549	78 886
- credits and loans	332 045	304 438	78 479
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	4 853	12 111	0
- purchase of long-term financial assets	0	12 111	0
- valuation of a financial instrument (swap)	4 853	0	0
- financial leasing commitments	23	0	407
- other liabilities, by type:	41	0	0
-	0	0	0
Total long-term liabilities	**336 962**	**316 549**	**78 886**

NOTE 22B

LONG-TERM LIABILITIES - by maturity	half-year 2004	year 2003	half-year 2003
a) over 1 to 3 years	210 941	194 026	77 648
b) over 3 to 5 years	126 021	122 523	1 238
c) over 5 years	0	0	0
Total long-term liabilities	**336 962**	**316 549**	**78 886**

NOTE 22C

LONG-TERM LIABILITIES - by currency	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	41 965	17 755	19 471
b) in foreign currencies (and as restated in PLN)	294 997	298 794	59 415
b1. unit / currency thousands/Euro	62 305	62 426	10 000
in thousands PLN	283 000	298 794	45 535
b2. unit / currency thousands/CHF	0	0	4 737
in thousands PLN	0	0	13 880
b3. unit / currency thousands /LTL	4 025	0	0
in thousands PLN	11 956	0	0
b4. unit / currency thousands /USD	11	0	0
in thousands PLN	41	0	0
in other foreign currencies as restated in thousands PLN	0	0	0
Total long-term liabilities	**336 962**	**316 549**	**78 886**

Orbis S.A. SA-PS 04 in thousands of PLN

NOTE 22D

LONG-TERM BANK CREDITS AND LOANS

Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
BWE- 24/ORB*	Warszawa	11 202		2 338		15% per annum	2007.10.07	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Warszawa,	
Min.Fin.-I/94	Warszawa	18 700		4 071		50% of the refinancing credit	2005.08.01	mortgage to secure future claims established in respect of the Hotel Forum Kraków	
Konsorcjum Banków	Londyn	221 205	48 700 EUR	221 184	48 695 EUR	Euribor + margin and obligatory costs	2008.01.15	mortgage to secure future claims established in respect of the hotels:Novotel Centrum Poznań,Novotel Airport,Sofitel Victoria Warszawa and Hekon Guarantee for tranche A)	
Pożyczka ACCOR (w ramach zakupu Spółki HEKON)	Warszawa	62 348	13 726 EUR	63 706	14 025 EUR	Euribor + margin and obligatory costs	2008.10.31	without additional securities	
Kredyt Bank S.A.	Ciechanów	2 685		2 089		WLIBOR + 1,5%	2007.12.31	pledge on vehicles	
Kredyt Bank S.A.	Ciechanów	45 000		39 606		WIBOR 3 m-ce + 1,15%	2007.04.23	pledge on vehicles	
Kredyt Bank S.A.	Ciechanów	5 000		5 000		WIBOR 1 m + 1,3%	2007.12.31	mortgage	
Bank Societe Generale S.A.	Warszawa	1		1		none	2004.07.01	none	

NOTE 22E

LONG-TERM NOTES PAYABLE

Notes payable issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments

NOTE 23A

CURRENT LIABILITIES	half-year 2004	year 2003	half-year 2003
a) to subsidiary companies	2 639	1 966	0
- credits and loans	0	0	0
- of which current portion of long-term credits and loans	0	0	0
- commercial papers payable issued	0	0	0
- dividends payable	0	0	0
- other financial liabilities, of which:	25	25	0
- payment for shares acquired	25	25	0
- trade accounts payable, with maturity of:	2 614	1 851	0
- less than 12 months	2 614	1 851	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other liabilities, by type:	0	90	0
-	0	0	0
b) to mutually controlled companies	0	0	0
- credits and loans	0	0	0
- of which current portion of long-term credits and loans	0	0	0
- commercial papers payable issued	0	0	0
- dividends payable	0	0	0
- other financial liabilities, of which:	0	0	0
-	0	0	0
- trade accounts payable, with maturity of:	0	0	0
- less than 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other liabilities, by type:	0	0	0
-	0	0	0
c) to associated companies	68	336	824
- credits and loans	0	0	0
- of which current portion of long-term credits and loans	0	0	0
- commercial papers payable issued	0	0	0
- dividends payable	0	0	0
- other financial liabilities, of which:	13	13	500
- payment for shares acquired	13	13	500
	0	0	0
- trade accounts payable, with maturity of:	55	123	324
- less than 12 months	55	123	324
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other liabilities, by type:	0	200	0
-	0	0	0
d) to a significant investor	0	0	0
- credits and loans	0	0	0
- of which current portion of long-term credits and loans	0	0	0
- commercial papers payable issued	0	0	0
- dividends payable	0	0	0
- other financial liabilities, of which:	0	0	0
-	0	0	0
- trade accounts payable, with maturity of:	0	0	0
- less than 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other liabilities, by type:	0	0	0
-	0	0	0
e) to the parent company	0	0	0
- credits and loans	0	0	0
- of which current portion of long-term credits and loans	0	0	0
- commercial papers payable issued	0	0	0
- dividends payable	0	0	0
- other financial liabilities, of which:	0	0	0
-	0	0	0
- trade accounts payable, with maturity of:	0	0	0
- less than 12 months	0	0	0
- over 12 months	0	0	0
- trade prepayments received	0	0	0
- promissory notes payable	0	0	0
- other liabilities, by type:	0	0	0
-	0	0	0

f) to other companies	124 290	130 097	124 285
- credits and loans	5 950	42 077	6 824
- of which current portion of long-term credits and loans	5 950	42 077	6 824
- commercial papers payable issued	0	0	0
- dividends payable	15 666	0	15 666
- other financial liabilities, of which:	4	12 111	0
- purchase of long-term financial assets	0	12 111	0
- trade accounts payable, with maturity of:	58 435	43 736	48 453
- less than 12 months	58 435	43 736	48 269
- over 12 months	0	0	184
- trade prepayments received	16 789	6 622	13 448
- promissory notes payable	0	0	0
- taxes, import tariffs, social security and other benefits payable	17 325	12 950	21 537
- salaries and wages payable	2 085	2 242	2 391
- other liabilities, by type:	8 036	10 359	15 966
-	0	0	0
g) special funds, by type:	11 631	8 758	12 355
- Company Social Fund	11 613	8 740	12 338
- other	18	18	17
Total current liabilities	138 628	141 157	137 464

NOTE 23B

CURRENT LIABILITIES - by currency	half-year 2004	year 2003	half-year 2003
a) in Polish currency (PLN)	131 240	124 285	130 082
b) in foreign currencies (and as restated in PLN)	7 388	16 872	7 382
b1. unit / currency thousand / Euro	1 221	653	1 104
in thousands PLN	5 549	3 106	4 784
b2. unit / currency thousand /CHF	0	4 193	294
in thousands PLN	0	12 877	1 499
b3. unit / currency thousand /USD	279	182	225
in thousands PLN	1 047	691	895
b4. unit / currency thousand /GBP	0	18	13
in thousands PLN	0	116	88
b5. unit / currency thousand /LTL	520	0	0
in thousands PLN	707	0	0
in other foreign currencies as restated in thousands PLN	85	82	116
Total current liabilities	138 628	141 157	137 464

NOTE 23C

SHORT-TERM BANK CREDITS AND LOANS									
Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				

NOTE 23D

COMMERCIAL PAPERS PAYABLE							
Commercial papers issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collatera	Additional rights	Exchange of qoutation	Other comments
Obligacje dla Hekon Hotele Ekonomiczne S.A.	109 620	3MWIBOR +marża	31.10.2004				

NOTE 24A

CHANGES IN NEGATIVE GOODWILL	half-year 2004	year 2003	half-year 2003
Balance at the beginning of period	0	0	0
a) increases, of which:	0	0	0
-	0	0	0
b) decreases, of which:	0	0	0
-	0	0	0
Negative goodwill at the end of period	0	0	0

NOTE 24B

ACCRUED EXPENSES AND DEFERRED INCOME	half-year 2004	year 2003	half-year 2003
a) accrued expenses	20 040	8 946	13 425
- long-term accruals:	5	0	16
- other	5	0	16
	0	0	0
- short-term accruals:	20 035	8 946	13 409
- reserve for liabilities towards employees	7 706	4 516	3 519
- reserve for franchising fees	3 057	57	2 506
- reserves for taxes, import tariffs and other	3 805	2 924	3 500
- reserve for the costs of branch liquidation	0	74	230
- reserve for the costs of services purchased	2 992	939	1 767
- reserve for the commissions of travel agents	503	273	202
-balance sheet audit	221	82	0
- not invoiced delivery/supply	1 099	60	1 068
-other	652	21	617
b) deferred income	12 878	7 440	11 029
- long-term accruals:	144	144	161
-	0	0	0
- short-term accruals:	12 734	7 296	10 868
- preparyments for events	4 715	1 217	4 157
- free of charge take over of ownership rights	4 707	4 859	5 085
- trade prepayments	3 117	966	1 476
- other	195	254	150
Total accrued expenses and deferred income	32 918	16 386	24 454

NOTE 25

Book value per share is calculated as a quotient of shareholder's equity and number of shares.There was no diluted elements.

NOTES TO OFF-BALANCE-SHEET ITEMS

NOTE 26A

CONTINGENT RECEIVABLES FROM AFFILIATED COMPANIES - due	half-year 2004	year 2003	half-year 2003
a) guarantees received, of which:	0	0	0
- from subsidiary companies	0	0	0
- from mutually controlled companies	0	0	0
- from associated companies	0	0	0
- from a significant investor	0	0	0
- from the parent company	0	0	0
b) other (due to)	0	0	0
-	0	0	0
- of which from subsidiary companies	0	0	0
- of which from mutually controlled companies	0	0	0
- of which from associated companies	0	0	0
- of which from a significant investor	0	0	0
- of which from the parent company	0	0	0
-	0	0	0
- of which from subsidiary companies	0	0	0
- of which from mutually controlled companies	0	0	0
- of which from associated companies	0	0	0
- of which from a significant investor	0	0	0
- of which from the parent company	0	0	0
-	0	0	0
Total contingent receivables from affiliated companies	0	0	0

NOTE 26B

CONTINGENT LIABILITIES TO AFFILIATED COMPANIES - due to	half-year 2004	year 2003	half-year 2003
a) guarantees extended, of which:	50 882	51 608	4 993
- to subsidiary companies	0	0	0
- to mutually controlled companies	0	0	0
- to associated companies	5 460	4 438	4 993
- to a significant investor	0	0	0
- to the parent company	45 422	47 170	0
b) other (due to)	0	0	0
-	0	0	0
- of which to subsidiary companies	0	0	0
- of which to mutually controlled companies	0	0	0
- of which to associated companies	0	0	0
- of which to a significant investor	0	0	0
- of which to the parent company	0	0	0

-	0	0	0
- of which to subsidiary companies	0	0	0
- of which to mutually controlled companies	0	0	0
- of which to associated companies	0	0	0
- of which to a significant investor	0	0	0
- of which to the parent company	0	0	0
-	0	0	0
Total contingent liabilities to affiliated companies	50 882	51 608	4 993

NOTES TO CONSOLIDATED PROFIT AND LOSS ACCOUNT

NOTE 27A

NET SALES OF PRODUCTS - by class of business	half-year 2004	half-year 2003
hotel and ancillary services	216 551	169 864
- of which to affiliated companies	378	560
food and beverages	81 284	67 659
- of which to affiliated companies	310	467
lease of presmiese	13 573	11 740
- of which to affiliated companies	3 421	709
domestic tourism services	2 122	4 405
- of which to affiliated companies	0	0
international tourism services	23 991	20 003
- of which to affiliated companies	0	3
incoming tourism services	22 240	20 358
- of which to affiliated companies	1 677	750
travellers servicing	11 233	11 737
- of which to affiliated companies	0	662
transport services	49 166	37 419
- of which to affiliated companies	3 083	11 633
organisation of congresses, gatherings and conferences	4 839	1 865
- of which to affiliated companies	0	0
other	11 090	20 341
- of which to affiliated companies	3 748	1 646
Total net sales of products	436 089	365 391
- of which to affiliated companies	12 617	16 430

NOTE 27B

NET SALES OF PRODUCTS - by geographic area	half-year 2004	half-year 2003
a) domestic sales	380 919	318 324
- of which to affiliated companies	9 589	14 942
-	0	0
- of which to affiliated companies	0	0
-	0	0
- of which to affiliated companies	0	0
-	0	0
b) export sales	55 170	47 067
- of which to affiliated companies	3 028	1 488
-	0	0
- of which to affiliated companies	0	0
-	0	0
- of which to affiliated companies	0	0
-	0	0
Total net sales of products	436 089	365 391
- of which from affiliated companies	12 617	16 430

NOTE 28A

NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of business	half-year 2004	half-year 2003
sales of merchandise	3 372	2 511
- of which to affiliated companies	0	0
sales of raw materials	202	368
- of which to affiliated companies	0	0
Total net sales of merchandise and raw materials	3 574	2 879
- of which to affiliated companies	0	0

NOTE 28B

NET SALES OF MERCHANDISE AND RAW MATERIALS - by geographic area	half-year 2004	half-year 2003
a) domestic sales	3 574	2 879
- of which to affiliated companies	0	0
-	0	0
- of which to affiliated companies	0	0
-	0	0
- of which to affiliated companies	0	0
-	0	0
b) export sales	0	0
- of which to affiliated companies	0	0
-	0	0
- of which to affiliated companies	0	0
-	0	0
- of which to affiliated companies	0	0
-	0	0
Total net sales of merchandise and raw materials	3 574	2 879
- of which from affiliated companies	0	0

NOTE 29

EXPENSES - by type	half-year 2004	half-year 2003
a) amortization and depreciation	42 682	33 745
b) raw materials and energy used	46 969	38 693
c) third party work	144 382	117 810
d) taxes and charges	16 452	15 791
e) salaries and wages	105 029	98 605
f) social security and other employee benefits	26 742	25 844
g) other expenses:	18 096	15 539
- advertising and representation	975	1 541
- trademark fees	2 404	664
- VAT	202	243
- business travel	2 795	1 699
- insurance premium	3 718	801
- other	8 002	2 252
Total expenses by type	400 352	346 027
Changes in inventories, products and deferred expenses	- 66	- 816
Cost of work and services for own needs (negative value)	- 108	- 520
Distribution expenses (negative value)	- 23 170	- 26 372
General administrative expenses (negative value)	- 68 010	- 44 706
Cost of products sold	**308 999**	**273 613**

NOTE 30

OTHER OPERATING INCOME	half-year 2004	half-year 2003
a) provisions cancelled, of which:	1 913	2 602
- liabilities due to employees	831	1 821
- paid receivables	152	0
- other	930	781
b) other, of which:	6 767	5 733
- profit from non-financial investments	971	895
- indemnities received	1 303	1 502
- trademark licence fees	640	810
- donations received	11	150
- withdrown allowance for doubtful receivables	325	785
- return wages of apprentices	84	233
- advertising	334	389
- annulment and write-off of liabilities	0	147
- return of tax payment	894	0
- commission on other sales	1 524	0
- other	681	822
Total other operating income	**8 680**	**8 335**

NOTE 31

OTHER OPERATING EXPENSES	half-year 2004	half-year 2003
a) provisions established, of which:	5 314	4 155
- future claims of lessor	549	635
- employment restructuring costs	2 169	0
- liabilities due to employees	1 685	1 883
- taxes	0	81
- reserve for liabbilities from litigations pending in courts of law	0	1 556
- taxes	911	0
b) other, of which:	7 773	8 229
- written off receivables	52	49
- costs of dispute proceding	0	7
- costs of non-financial long term investments	387	468
- positive goodwill depreciation	310	598
- costs of aprentices refund	0	195
- donations	417	246
- trademark costs	0	24
- costs of assets disposal	26	54
- fines, penalties paid	42	1 207
- employment restructuring costs	3 323	5 009
- advertising	0	0
- prior years costs	0	11
- costs of damages	1 011	0
- administration costs of Sofitel	222	0
- other	1 983	361
Total other operating expenses	**13 087**	**12 384**

NOTE 32A

FINANCIAL INCOME ON DIVIDENDS	half-year 2004	half-year 2003
a) from affiliated companies, of which:	0	0
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	0
- from a significant investor	0	0
- from the parent company	0	0
b) from other companies	0	0
Total financial income from dividends	**0**	**0**

NOTE 32B

FINANCIAL INCOME ON INTEREST RECEIVABLE	half-year 2004	half-year 2003
a) interest on loans granted	120	0
- from affiliated companies, of which:	120	0
- from subsidiary companies	12	0
- from mutually controlled companies	0	0
- from associated companies	108	0
- from a significant investor	0	0
- from the parent company	0	0
- from other companies	0	0
b) other interest	314	204
- from affiliated companies, of which:	0	16
- from subsidiary companies	0	0
- from mutually controlled companies	0	0
- from associated companies	0	16
- from a significant investor	0	0
- from the parent company	0	0
- from other companies	314	188
c) interest received	435	1 195
d) interests from bank deposits unreceived	0	266
Total financial income on interest receivable	869	1 665

NOTE 32C

OTHER FINANCIAL INCOME	half-year 2004	half-year 2003
a) gain on foreign exchange differences	13 068	869
- realized	- 141	869
- unrealized	13 209	0
b) reserves cancelled, of which:	0	0
-	0	0
c) other, of which:	6 988	5 585
- financial installments	554	598
- currency exchange offices and exchange counters	5 724	4 843
- other	710	144
Total other financial income	20 056	6 454

NOTE 33A

FINANCIAL EXPENSES DUE TO INTEREST PAYABLE	half-year 2004	half-year 2003
a) interest on credits and loans contracted	5 562	849
- for affiliated companies, of which:	0	0
- for subsidiary companies	0	0
- for mutually controlled companies	0	0
- for associated companies	0	0
- for a significant investor	0	0
- for the parent company	0	0
- for other companies	5 562	849
b) other interest	297	454
- for affiliated companies, of which:	0	0
- for subsidiary companies	0	0
- for mutually controlled companies	0	0
- for associated companies	0	0
- for a significant investor	0	0
- for the parent company	0	0
- for other companies	297	454
Total financial expenses due to interest payable	5 859	1 303

NOTE 33B

OTHER FINANCIAL EXPENSES	half-year 2004	half-year 2003
a) loss on foreign exchange differences	0	179
- realized	0	0
- unrealized	0	179
b) reserves cancelled, of which:	0	0
-	0	0
c) other, of which:	10 510	4 722
- valuation of financial instruments	4 853	0
- deffered costs of organisation and expansion	0	770
- currency exchange offices and exchange counters	4 598	3 807
- other	1 059	145
Total other financial expenses	10 510	4 901

NOTE 34

GAIN (LOSS) ON SALES OF SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES	half-year 2004	half-year 2003
a) gain on sales of shares	0	0
- in subsidiary companies	0	0
- in mutually controlled companies	0	0
- in associated companies	0	0
a) loss on sales of shares	0	0
- in subsidiary companies	0	0
- in mutually controlled companies	0	0
- in associated companies	0	0
Gain (loss) on sales of shares in subsidiary and associated companies	0	0

NOTE 35

EXTRAORDINARY GAINS	half-year 2004	half-year 2003
a) windfall gains	7	15
b) other extraordinary income, of which:	0	0
-	0	0
Total extraordinary gains	7	15

NOTE 36

EXTRAORDINARY LOSSES	half-year 2004	half-year 2003
a) casualty losses	2	8
b) other extraordinary expenses	0	0
-	0	0
Total extraordinary losses	2	8

NOTE 37A

CURRENT CORPORATE INCOME TAX	half-year 2004	half-year 2003
1. Consolidated profit (loss) before taxation	32 929	45 203
2. Consolidation adjustments	19 243	- 1 450
3. Differences between profit (loss) before taxation and income tax basis, of which:	- 5 256	960
- permanent	- 7 022	2 025
- temporary	1 765	- 1 065
4. Income tax basis	46 915	51 625
5. Corporate income tax at 19 % rate	9 708	13 939
6. Increases, reliefs, exemptions, allowances, and reductions of corporate income tax	0	0
7. Current corporate income tax as stated in the taxation statement for the period, of which:	9 708	13 939
- disclosed in the profit and loss account	9 708	13 939
- referring to items that decreased or incrased the shareholders' equity	0	0
- referring to items that decreased or incrased the goodwill or negative goodwill	0	0

NOTE 37B

DEFERRED CORPORATE INCOME TAX	half-year 2004	half-year 2003
- decrease (increase) due to occurrence or reversal of timing differences	- 2 050	189
- decrease (increase) due to change of taxation rates	0	0
- decrease (increase) due to formerly not recognized losses, tax reliefs, or timing differences of prior periods	- 556	0
- decrease (increase) due to writing-off assets by virtue of deferred income tax or lack of possibility of applying a reserve on deferred income tax	0	0
- other components of deferred income tax, of which:	0	0
-	0	0
Total deferred income tax	- 2 606	189

NOTE 37C

TOTAL AMOUNT OF DEFERRED INCOME TAX	half-year 2004	half-year 2003
- included in the shareholders' equity	- 103	- 506
- included in the goodwill or negative goodwill	0	0

NOTE 37D

INCOME TAX AS STATED IN THE PROFIT AND LOSS ACCOUNT	half-year 2004	half-year 2003
- abandoned business activities	0	0
- result of extraordinary items	1	2

NOTE 38

OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES)	half-year 2004	half-year 2003
-	0	0
Total other obligatory income decreases (loss increases)	0	0

NOTE 39

NET PROFIT (LOSS)	half-year 2004	half-year 2003
a) net profit (loss) of the parent company	35 339	29 094
b) net profit (loss) of subsidiary companies	9 687	3 462
c) net profit (loss) of mutually controlled companies	0	0
d) net profit (loss) of associated companies	813	73
e) consolidation adjustments	- 19 339	- 1 460
Net profit (loss)	26 500	31 169

The decision of General Assembly of Orbis S.A. Shareholders apportioned the net profit generated during the financial year ended December 31,2003 to:
-the dividend in the amount of PLN 15,666,182.72 (34 Grosze per share)
- the reserve capital in the amount of PLN 28,799,942.80

NOTE 40

Profit per ordinary share is calculated as a quotient of profit for the last 12 months and the number of ordinary shares.There were not any diluting factors in the present reporting period.

NOTES TO CONSOLIDATED SATEMENT OF CASH FLOWS

Structure of cash and cash equivalents as of 30.06.2004

	30.06.2004	30.06.2003
cash at bank and on hand	52 392	71 374
other cash	15 881	12 318
cash equivalents	6	31
TOTAL	68 279	83 723

The change in inventories presented in cash flow statement equals the c

Change in receivables	
change in balance sheet	-29 024
dividend due for payment	-800
compensation of loan	121
other	2 946
change in cash flow statement	-26 757
Change in shot term liabilities	
change in balance sheet	33 598
dividends	-15 666
purchase of financial fixed asstes	12 111
other	967
change in cash flow statements	31 010
Change in provisions	
change in balance sheet	3 977
other	-860
change in cash flow statements	3 117
Change in deferred assets and accrued expenses	
change in balance sheet	-4 345
other	-458
change in cash flow statements	-4 803

ORBIS

GRUPA HOTELOWA

Additional notes

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

ADDITIONAL NOTES

Note No 1. Information concerning financial instruments

1.1. Financial instruments per categories and balance sheet position

Changes in particular categories of financial assets (save for cash and other cash assets) as well as financial liabilities during a 6-month period ending on June 30, 2004:

FINANCIAL INSTRUMENTS – changes broken down into categories, in PLN '000						
		Tradable financial assets **A**	Tradable financial liabilities **B**	Loans granted and receivables **C**	Financial assets held to maturity **D**	Financial assets available for sale **E**
1.	**Opening balance**	**-**	**-**	**1 927**	**-**	**1 275**
2.	**Additions**	**33 958**	**4 853**	**1 361**	**-**	**-**
	- purchase	33 958	-	-	-	-
	- interest	-	-	90	-	-
	- granting of loans	-	-	1 244	-	-
	- positive exchange rate differences	-	-	28	-	-
	- valuation	-	4 853	-	-	-
3.	**Deductions**	**33 958**	**-**	**-**	**-**	**- 1 275**
	-negative exchange rate differences	-	-	-	-	-
	- sale	33 958	-	-	-	-
	- valuation	-	-	-	-	- 1 275
4.	**Closing balance**	**-**	**4 853**	**3 289**	**-**	**-**

1.2. Information concerning financial instruments in the Orbis Group

1.2.1. a) Brief characteristics of financial instruments

A. Tradable financial assets

A.1 Securities acquired by the Companies for the purposes of deriving economic benefits arising out of short-term changes in prices as well as derivative instruments with positive fair value are classified as **tradable financial assets**. The Company does not hold any tradable financial assets.

A.2 Derivative instruments incorporated into agreements

The methods of valuation and presentation of instruments incorporated into agreements, adopted in the Companies forming the Orbis Group, comply with the Regulation of the Minister of Finance dated December 12, 2001, concerning the methods of reporting, methods of valuation, scope of disclosure and manner of presentation of financial instruments. The Companies analyzed their assets and liabilities in order to identify derivative instruments incorporated into agreements. The value of identified financial instruments incorporated into contracts, where payments are denominated in or tied to a currency other than that of a Company or the other party to the contract or contracts executed in a currency other than that usually applied in a given type of a contract, is insignificant from the point of view of discharging of the duty of fair and transparent presentation in the financial standing and property possessed by Companies as well as their financial results.

B. Tradable financial liabilites

The controlling company of the Orbis Group holds three cross-currency interest rate swap instruments, acquired as an economic hedge against forex rate risk and change in the forex

risk profile in respect of a credit taken to purchase shares of Hekon Hotele Ekonomiczne S.A., separately for individual amounts of credit depreciation. The hedged amount totals EUR 38,700 thousand. The initial transaction value equaled zero. The exchange of interest payments is effected on scheduled dates of payment of interest on hedged credit, while the final exchange of principal on credit depreciation dates. The Company does not apply hedge accounting. As at the balance sheet date, derivative instruments were valued at PLN minus 4,853 thousand.

C. Loans granted and receivables

Under the balance sheet item "long-term investments", long-term loans given to Globis Poznań Sp. z o.o. (non-consolidated associated company) by Orbis S.A. are reported:

- a loan dated August 30, 2001, amounting to USD 450,000 converted according to the rate of exchange of 4.2317 (equivalent to PLN 1,904 thousand) as of the date of payment.
- a loan dated February 11, 2004, amounting to USD 200,000 converted according to the rate of exchange of 3.7801 (equivalent of PLN 756 thousand) as of the date of payment.
- a loan dated March 10, 2004 amounting to PLN 830 thousand, payable in two tranches (March and December 2004). The first tranche of the loan in the amount of PLN 488 thousand was paid out prior to the balance sheet date.

As at the balance sheet date, the amount of loans totals PLN 3,289 thousand (the principal amount of the loan: PLN 2,924 thousand, interest of PLN 365 thousand). The repayment date falls on August 30, 2009.

D. Financial assets held to maturity

Companies do not hold any financial assets held to maturity.

E. Financial assets available for sale

Financial assets available for sale include shares and interests in other companies that can be short or long-time holdings. As of the balance sheet date, this category includes interest in the following companies: Bank Współpracy Europejskiej S.A., Polskie Hotele Sp. z o.o in liquidation, Rena-Kord S.A., Tarpan Sp. z o.o. in liquidation, PPTE Diament S.A. in liquidation, Walewice Sp. z o.o. in liquidation, Polorbis Reiseunternehmen GmbH in Köln in liquidation, First Travel GmbH in liquidation, Spółdzielnia Mieszkaniowa Katowice, Dom Polski S.A., Tarnowska Agencja Rozwoju Regionalnego.

Interest in these companies, save for interest in Spółdzielnia Mieszkaniowa Katowice and Tarnowska Agencja Rozwoju Regionalnego, have been written off so their value equals zero.

1.2.1 b) Applicable valuation methods

The fair value of financial assets and liabilities as of the balance sheet date has been established in accordance with the description contained in the introduction to the consolidated financial statements.

1.2.1 c) Method of reporting the results of revaluation of financial assets belonging to the category of assets available for sale

Financial assets available for sale are valued as of the balance sheet date according to their fair value. The results of revaluation of short-term financial assets are posted to the profit and loss account, and of the long-term assets, to revaluation reserve capital.

1.2.1. d) Principles of reporting financial instruments purchased at regulated market in accounting books

Financial instruments purchased on a regulated market are reported in the accounting books as of the date of executing the agreement concerning purchase of a given asset.

1.2.1. e) Information concerning the interest rate burden

Companies forming the Orbis Group are exposed to the risk of fluctuating short-term interest rates on variable-rate debt as well as on changes of the long-term interest rates in case of incurring a new debt or refinancing the existing debt.

The Companies are not exposed to interest rate risk related to a premature buy-back date or revaluation date arising out of an agreement.

Detailed information available under section.1.2.10.

1.2.1 f) Credit risk

Companies of the Orbis Group recognize three areas of credit risk to which they might be exposed:

- customer creditworthiness (trade credit),
- creditworthiness of financial institutions (banks/brokers), parties or agents of hedging agreements,
- creditworthiness of entities, whose stocks the Company acquires or invests in.

Considering the scope of business conducted by the Companies, in the 1st half of 2004, the most fundamental risks are related to the customers' creditworthiness. In order to eliminate as far as possible the negative effects, Companies forming the Group monitor their business partners in terms of their creditworthiness and convey information concerning potential threats to their branches.

Due to absence of any major concentration of the credit risk, as well as a fairly large share of relatively minor transactions in the overall trade volume, there is no need to apply special collaterals or securities in transactions.

1.2.2 Information concerning financial assets available for sale or tradable financial assets, valued at adjusted purchase price

Information contained the valuation of financial assets available for sale is given under section 1.2.1.a) E. The Orbis Group holds no tradable financial assets valued at adjusted purchase price.

1.2.3 Financial assets and liabilities valued otherwise than at fair value

Companies forming the Orbis Group hold no financial assets or liabilities valued otherwise than at fair value.

1.2.4 Agreements converting financial assets into securities or buy-back contracts

In the 1st half of 2004, no buy-back contracts or agreements were entered into, which would result in conversion of financial assets into securities or buy-back contracts. No assets were withdrawn from the accounting books, either.

1.2.5 Change in the valuation of financial assets

The Companies of the Orbis Group do not practice conversion of valuation based on financial assets' fair value into valuation at adjusted purchase price.

1.2.6 Information concerning revaluation write-offs for a permanent impairment of financial assets

In the current reporting period, the Orbis Group made a revaluation write-off for a permanent impairment of financial assets in the amount of PLN 1 275 thousand for shares of Bank Współpracy Europejskiej S.A. In the past reporting periods, write-offs for a permanent impairment in the following companies were made:

Polskie hotele Sp. z o.o in liquidation	PLN	1 thousand,
Rena-Kord S.A. in insolvency	PLN	1 thousand,
Tarpan Sp. z o.o. in liquidation	PLN	36 thousand,
PPTE Diament S.A. in liquidation	PLN	432 thousand,
Walewice Sp. z o.o. in liquidation	PLN	4 thousand,
Polorbis Köln, for an amount of	PLN	505 thousand,
First Travel GmbH	PLN	5 thousand,
Dom Polski S.A.	PLN	10 thousand.

1.2.7 Information concerning interest income on debt financial instruments, loans granted and receivables

Since Companies of the Orbis Group granted loans which now fall into a category "loans granted and receivables", during the current reporting period, the Companies reported interest income on PLN 90 thousand with maturity of over 12 months.

1.2.8 Revalued unrealized interest on loans granted and receivables

The Companies of the Orbis Group did not make any revaluation write-offs for a permanent impairment of unrealized interest on loans granted and on receivables.

1.2.9 Information concerning costs of interest on financial debt in PLN '000

Item description	Interest accrued and realized	Interest accrued and unrealized		
		up to 3 months	from 3 to 12 months	over 12 months
Long-term financial debt, incl. debt in the repayment period	4 091	69	2 009	-

1.2.10 Managing risk in the controlling company

The main risk areas to which the controlling company Orbis S.A. is exposed are: the risk of foreign exchange rate fluctuation and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and the income statement.

The Company conducts a uniform policy of managing the financial risk as well as permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility of securing cash flows.

The Company attempts to eliminate unnecessary financial risk (defined as cash flow volatility) and restrain the risk related to money and capital market volatility. This objective is implemented by way of identifying, securing and active management of risk as well as evaluation and monitoring the costs of Company's debt.

Exposure to additional risk unrelated with the accepted business activity is deemed improper.

The policy and risk management strategy is determined and monitored by the Management Board.

Current responsibilities in the aspect of risk management are dealt with by the Risk Committee and special units established for this purpose.

Foreign currency risk

The risk of fluctuations of foreign currencies is significant for Orbis S.A. due to:

- entering, within the framework of core operating activities, into contracts relating to the sale of tourist and hotel services, part of which is denominated in foreign currencies; in addition, also supply-related purchases may be effected in foreign currencies,
- execution, within the framework of investment activities, into contracts implemented or denominated in foreign currencies,
- incurring foreign currency credits or credits denominated in foreign currency.

The base currency of the Company is the Polish Zloty (PLN).

In order to offset the risk of its foreign currency exposure, Orbis S.A. makes an effort to first of all use natural hedging mechanisms. Furthermore, also derivative instruments, such as forwards, swaps and options are availed of for the purpose of curbing the risk.

The Company does not use financial instruments for speculative purposes.

Interest rate risk

As a result of a declining interest rates on domestic borrowings, as well as attractive interest rate terms, being at the level of ½ of the refinancing credit rate, Orbis S.A. did not apply any hedging against interest rate risk in the 1st half of 2004.

In respect to foreign currency debt, considering a minor degree of use of the available credit facility and a minim scale of risk, the Risk Committee made a decision to apply a hedging strategy in the form of a swap transaction only at the time of disbursement of the remaining available amount of credit facility.

Orbis S.A. does not have any shares in net assets of foreign companies.

1.2.11 Hedging a planned transaction or foreseeable future liability

In the 1st half of 2004, no planned transaction or foreseeable future liability was hedged.

1.2.12 Appropriation of profits or loses from revaluation of instruments to hedge cash flows to revaluation reserve

In the 1st half of 2004, no profits or losses from valuation of hedging instruments posted to revaluation reserve occurred.

Note No 2. Off-balance sheet figures, particularly contingent liabilities, including guarantees and sureties granted (including bills and exchange) with specification of those granted to group companies

Contingent liabilities of the Orbis Group under guarantees and sureties granted.					
No	**Beneficiary**	**Value of liability**	**June 30, 2003**	**June 30, 2004**	**Description**
1.	„Orbis" Casino Warszawa	PLN 1 959.20	938 000,00	1 959 589.20	Surety till April 13, 2007.
2.	„Orbis" Casino Warszawa		2 055 000.00		Surety expired on June 30, 2003.
3.	„Orbis" Casino Warszawa	PLN 1 500 000.00		1 500 000.00	Surety till June 30, 2006.
4.	Globis Poznań	PLN 2 000 000.00	2 000 000.00	2 000 000.00	Registered pledge on shares of

	Sp. z o.o.				Orbis S.A. – surety for BZ WBK
5.	Bank syndicate	PLN 45 422 000		45 422 000.00	Credit guarantee of the bank syndicate led by Credit Lyonnais for the controlling company granted by a subsidiary company
7.	Kredyt Bank S.A. O/Ciechanów	PLN 6 350 000.00	6 300 000.00	6 350 000.00	Bill of exchange, collateral for a credit facility
8.	Polski Expres Sp. z o.o.	PLN 100 000.00	100 000.00	100 000.00	Bill of exchange – security for a contract
9.	LTU Lufttransport-Unternehmen		91 000.00		Bank guarantee – security for a contract, expired
10.	Zakład Gospodarki Komunalnej Wrocław		25 000.00		Bill of exchange – security for a contract of lease, expired
11.	Canal+Cyfrowy Sp. z o.o.		3 000.00		Bill of exchange – security for a contract, expired
A	**Liabilities under guarantees and sureties, of which**		**11 512 000.00**	**57 331 589.20**	
	- to the controlling company		0.00	45 422 000.00	
	- to subsidiaries		0.00	0.00	
	- to associated companies		4 993 000.00	5 459 489.20	

Security on the Orbis Group's assets as collateral for credit facilities and loans

1. under a loan granted by the Bank Współpracy Europejskiej S.A. for ORBIS S.A. (agreement no 24/Orb/66804-5518-18-1/92) – blank sola bill of exchange and fixed-cap mortgage on the following hotel properties: Solny in Kołobrzeg and Francuski in Kraków;
2. under a loan granted by the Ministry of Finance (loan agreement no Min.Fin-I/94) - cap mortgage established on the following hotel property: Sofitel in Kraków, replacement of the mortgage planned;
3. under a loan granted by a bank syndicate – guarantee of HEKON Hotele Ekonomiczne S.A. for Tranche A and cap mortgages established on the following three hotel properties: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa.
4. under a loan granted by Kredyt Bank S.A. – pledge on vehicles and cap mortgages

Security on the issuer's assets other than collateral for credit facilities and loans

A fixed-cap mortgage was established on the real property of the Holiday Inn Hotel in Warsaw, land and mortgage register no KW 97244, for a total amount of PLN 35 million as a security against the claims of Warimpex Leasing AG with its registered address in Vienna for tax liabilities foreseeable in accordance with the Polish law and related to exercise of leasing agreements, transfer of the titles to perpetual usufruct of the land and other payments which could encumber Warimpex Leasing AG in connection with the purchase of the titles to perpetual usufruct of land and transfer of the ownership of the Holiday Inn Hotel in Warsaw and the Jelenia Góra Hotel in Jelenia Góra.

In connection with a contract of lease executed with the company Juma M. Biernacki i Wspólnicy Spółka Jawna, PBP Orbis Sp. z o.o. has established a collateral for the contract by

way of a fixed-term deposit of PLN 43 thousand.

Note No 3. Information concerning liabilities to the state budget or units of territorial self-government as a result of acquisition of the ownership title to buildings and constructions

The Companies of the Orbis Group do not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

Note No 4. Information on income, expenses and results of activities abandoned during a given period or intended to be abandoned

No business operations were abandoned in the semi-annual period of 2004.

Note No 5. Cost of manufacturing work in progress and fixed assets for the company's own use

No costs related to work in progress or assets created for the purpose of the Company's business were incurred in the 1st half of 2004.

Note No 6. Capital expenditure

Capital expenditure in the Orbis Group (in PLN '000) in the first half of 2004.

Company	planned	incurred
Orbis S.A.	76 657	12 123
Hekon Hotele Ekonomiczne S.A.	1 587	137
PBP Orbis Sp. z o.o.	2 785	728
Orbis Transport Sp. z o.o.	46 004	29 669
UAB Hekon	0	0
Total:	**127 033**	**42 657**

Note No 7.1. Information on transactions with group companies

During the period to which the financial statements relate, Orbis S.A. sold the title to perpetual usufruct of land along with buildings and structures developed on the land to which this title relates, to a subsidiary company Orbis Transport Sp. z o.o.. The price of sale was determined at PLN 7,200 thousand. Orbis S.A. made a profit of PLN 4,786 thousand as a result of that transaction. The said transaction was eliminated within the framework of consolidation.

Orbis S.A. did not enter into any transactions, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between Orbis S.A. and group companies:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies.

Note No 7.2. Information concerning group companies

Company Legal status	No of Supervisory Board members		No of Management Board members	
	Total	Orbis S.A. representatives	Total	Orbis S.A. representatives
Subsidiaries:				
PBP Orbis Sp. z o.o.	3	2	3	0
ORBIS Transport Sp. z o.o.	3	2	1	0
Wioska Turystyczna WILKASY Sp. z o.o.	3	3	3	3
HEKON Hotele Ekonomiczne S.A.	5	5	2	2
CONBIS Sp. z o.o. under organization	0	0	2	1
Associated companies:				
ORBIS CASINO Sp. z o.o.	6	2	3	1
Globis Poznań Sp. z o.o.	4	1	3	0
Globis Wrocław Sp. z o.o.	4	1	2	0
PH Majewicz Sp. z o.o.	4	2	3	1
Minority holdings:				
BWE S.A.	7	0	3	0
PPTE DIAMENT S.A. in liquidation	6	1	1 liquidator	0
Polskie Hotele Sp. z o.o. in liquidation	0	0	1 liquidator	0
Rena Kord S.A. in bankruptcy	0	0	receiver in bankruptcy	0
TARPAN Sp z o.o. in liquidation	3	0	1 liquidator	0
Walewice Sp. z o.o. in liquidation	0	0	1 liquidator	0

Settlements between Orbis S.A. and group companies, in PLN 000:

	Hekon S.A.	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	Other group companies	Group companies - total
Trade receivables					
Trade receivables	13	1 527	1 281	32	**2 853**
Other receivables	11 027	0	0	1 042	**12 069**
Total receivables	**11 040**	**1 527**	**1 281**	**1 074**	**14 922**
Liabilities					
Trade liabilities	32	27	239	0	**298**
Other financial liabilities	110 707	0	0	38	**110 745**
Total liabilities	**110 739**	**27**	**239**	**38**	**111 043**

Expenses and income from internal transactions between Orbis S.A. and group companies, in PLN' 000:

	Hekon S.A.	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	Other group companies	Group companies – total
Sales					
Room department	2	8 176	8	378	8 564

Food & beverage department	0	1 112	8	310	1 430
Rentals	0	179	712	1 880	2 771
Other	95	863	127	4 398	5 483
Total income	**97**	**10 330**	**855**	**6 966**	**18 248**
Costs of sales					
Total expenses	**117**	**198**	**687**	**4 333**	**5 335**

Note No 8. Information on joint ventures not subject to consolidation

No major joint ventures have been undertaken by companies of the Orbis Group in the 1st half of 2004.

Note No 9. Information concerning average employment broken down into groups of professions

Item description	**Average employment**	
	1st half 2003	**1st half 2004**
I. Hotel services /1. to 5./	**4,051**	**3,506**
1. Hotel room department	1,435	1,249
2. Food and beverages department	2,343	2,053
3. Other	93	69
4. Ancillary activities	144	107
5. Commercial activities	36	28
II. Administration and management	931	855
III. Real property operation and maintenance	584	490
IV. Marketing	244	237
TOTAL /I to IV/	**5,810**	**5,088**
Hekon Hotele Ekonomiczne S.A.		
1. Hotel department	367	369
2. Administration and management	47	40
TOTAL	**414**	**409**
PBP Orbis Sp. z o. o.		
I. Tourist services	**177**	**162**
1. Domestic tourism	17	17
2. International tourism	167	145
II. Congresses	**18**	**16**
III. Travel services	**152**	**159**
IV. Transport	**21**	**17**
V. Currency exchange and exchange offices	6	6
VI. Administration and management	**164**	**126**
VII. Other business operations	**20**	**50**
TOTAL /I to VII/	**558**	**536**
Orbis Transport Sp. z o.o.		

I. Management	9	7
II. Administration	139	144
III. Drivers	50	39
IV. Garage	7	6
V. Car wash	4	3
VII. Other activities (consolidated entities)		76
TOTAL /I to VII/	**209**	**275**
UAB Hekon		
1. Hotel department, administration	0	51
TOTAL	**0**	**51**

Note No 10. Information concerning the total value of remunerations and awards paid out or due to managers and supervisors in the company or its subsidiaries, affiliates and associated companies

Remuneration of members of the Management Board and supervisory bodies, in PLN '000	In the controlling company	In subsidiary companies				In associated companies
Description	**Orbis S.A.**	**Hekon H.E. S.A.**	**PBP Orbis**	**Orbis Transport**	**UAB Hekon**	**Orbis Casino**
Management Board and authorized officers	5 287	455	449	445	2	9
Supervisory Board	189	12	67	56	0	161
TOTAL	**5 476**	**467**	**516**	**501**	**2**	**170**

Note No 11. Information concerning liabilities of managers and supervisors of the issuer or its subsidiaries, affiliates and associated companies

As of June 30, 2004, members of the Company's Management Board and Supervisory Board were not indebted to the issuer, its subsidiaries, affiliates and associated companies.

Note No 12. Information on major events concerning past years reported in the financial statements for the current period

No major events relating to past years occurred during the reporting period.

Note No 13. Information on major events which occurred after the balance sheet date and are not included in the financial statements

No major events which could affect the presented results for the 1st half of 2004 and that are not disclosed in this report occurred after the balance sheet closing date.

Note No 14. Information on the relationship between the legal predecessor and the Issuer and on the manner and scope of take-over of assets & liabilities

ORBIS Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises. On January 9, 1991, the Company was registered at the District Court for the Capital City of Warsaw under the companies' register number RHB 25134.

Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

Note No 15. Consolidated financial statements and comparative financial data, adjusted by a relevant inflation rate, with the indication of the source of this rate and the method of its application, the period covered by the last financial statements being the base period, if the cumulative average annual inflation rate throughout the last three years of the issuer's activity reached or exceeded the level of 100%

During the last three years of the issuer's operations, the annual inflation level remained below 100%. Therefore, the comparative financial data have not been adjusted.

Note No 16. Comparative presentation of differences between the figures disclosed in the financial statements and the comparative financial data and the previously disclosed and published financial statements

No differences occurred between the figures reported in the financial statements for 2003 and the comparative financial data as well as versus the previously prepared and disclosed financial statements.

Note No 17. Changes in the applied accounting principles (policy) and the manner of presenting the financial statements as compared to the past financial year

In connection with the amendment of the Accounting Act, in the 1st half of 2004, the applied accounting principles related to the valuation of settlements denominated in foreign currencies as at the balance sheet date were changed as compared to the past period. Previously, valuation was made in accordance with the buying or selling rate of exchange applied by the bank providing services to the entity. As from January 1, 2004, an average rate of exchange determined for a given currency by the National Bank of Poland is applied. This change does not exert a significant impact on the past year's result nor equity.

Note No 18. Correction of material faults

The Companies of the Orbis Group did not make any correction of material faults in the 1st half of 2004.

Note No 19. Uncertainty as to the further business of the issuer

The consolidated financial statements have been prepared on the assumption that Orbis S.A. and the companies forming the Orbis Group will continue their business operations in a foreseeable future.

Note No 20. Merger

No merger of companies occurred in the period covered by the financial statements.

Note No 21. Differences in the valuation principles between the controlling company and companies consolidated in the financial statements

Consolidated companies prepare their financial statements as of the same balance sheet date on which the consolidated financial statements are being prepared.

a) In the financial statements of PBP Orbis there occurred differences in the applied accounting principles as compared to the principles adopted and applied by the controlling company, which have been adjusted to achieve uniformity of accounting principles of the Orbis Group.

List of differences:

1. the titles to perpetual usufruct of land posted from intangible assets to fixed assets have been posted as net values and continued to be written-off at the balance sheet level – the value of adjustment is PLN 42 thousand, of which PLN 1 thousand increased the current result, PLN 28 thousand was posted to past years' profit (loss) brought forward, while PLN 13 thousand to minority capitals,
2. the titles to perpetual usufruct of land so far reported in off-balance sheet records have been disclosed in the item deferred income – the value of adjustment decreasing deferred income amounts to PLN 60 thousand, of which PLN 42 thousand was posted to past years' profit (loss), PLN 18 thousand – to the minority capital;

b) Differences occurred in the financial statements of Hekon Hotele Ekonomiczne S.A. related to applied accounting principles versus the principles adopted and applied by the controlling company. These differences have been adjusted and, as a result, accounting principles applicable in the Group have been standardized.

List of differences:

1. titles to perpetual usufruct of land posted from intangible assets to fixed assets have been posted as net values and continued to be written-off at the balance sheet level – the value of adjustment PLN 857 thousand, of which PLN 171 thousand increased current result while PLN 686 was posted to past year's profit (loss) brought forward.

Note 22. Reasons for non-consolidation

The companies listed below have not been consolidated:

- Wioska Turystyczna Wilkasy Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.,
- Conbis Sp. z o.o.
- PKS Tarnobrzeg Sp. z o.o.
- AutoORBISbus France Sarl

The financial statements of these companies as at June 30, 2004 have not been consolidated as figures they have reported are not essential for the implementation of the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994. On the basis of Article 4 section 4 of the Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and affiliates will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) company exceeds 3%. Associated companies whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) company exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of companies excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) company may not exceed 10%. At the same time, companies which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons. Subsidiary companies of Orbis S.A. adopted similar principles to apply in respect of their respective groups of companies.

Company	% of Orbis S.A. shareholdin	Balance sheet total	Share in the balance sheet total of the controlling company	Net revenues from sales and financial operations	Share in the revenues of the controlling company

	g				
ORBIS S.A.		**1,788,559**		**321,604**	
Subsidiary companies					
PBP Orbis, Sp. z o.o.	70.41%	68,786	3.85%	78,512	24,41%
ORBIS Transport, Sp. z o.o.	84.44%	104,313	5.83%	56,164	17,46%
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	4,387	0.25%	547	0.17%
Hekon Hotele Ekonomiczne S.A.	100%	350,792	19.61%	47,051	14.63%
Conbis Sp. z o.o.	50%	0	0	0	0
Associated companies					
ORBIS CASINO, Sp. z o.o.	33.33%	24,787	1.39%	201,280	62,59%
Globis Poznań, Sp. z o.o.	25%	58,576	3.28%	3,029	0.94%
Globis Wrocław Sp. z o.o.	25%	56	0%	0	0%
PH Majewicz, Sp. z o.o.	49%	4,316	0.24%	3,765	1.17%
TOTAL Orbis Group, of which:		**2,404,572**		**711,952**	
Consolidated companies		548,678	30.68%	383,007	119.09%
Non-consolidated companies		67,335	3.76%	7,341	2.28%

Company	% of Orbis S.A. shareholding	Balance sheet total	Share in the balance sheet total of the controlling company	Net revenues from sales and financial operations	Share in the revenues of the controlling company
Hekon Hotele Ekonomiczne S.A.		**350,792**		**47,051**	
Subsidiary companies					
UAB Hekon	100%	13,792	3.93%	1,937	4.12%
TOTAL Group		**364,584**		**48,988**	
Consolidated companies		0	0	0	0
Non-consolidated companies *		13.792	3,93%	1.937	4,12%0

* UAB Hekon has been consolidated by Orbis S.A.

Company	% of Orbis S.A. shareholding	Balance sheet total	Share in the balance sheet total of the controlling company	Net revenues from sales and financial operations	Share in the revenues of the controlling company
PBP Orbis Sp. z o.o.		**68,240**		**76,501**	
Subsidiary companies					
Orbis Polish Travel	88%	773	1.13%	3.347	4.38%

Associated companies					
Inter-Bus Sp. z o.o.	31%	3,416	5.01%	3.707	4.85%
TOTAL Group, of which:		**72,429**		**83.555**	
Consolidated companies		4,189	6.13%	7,054	9.22%
Non-consolidated companies		0	0	0	0

Company	% of Orbis S.A. shareholding	Balance sheet total	Share in the balance sheet total of the controlling company	Net revenues from sales and financial operations	Share in the revenues of the controlling company
ORBIS Transport Sp. z o.o.		**101.844**		**54.807**	
Subsidiary companies					
Capital Parking Sp. z o.o.	68%	872	0.86%	1,701	3.10%
AutoORBISbus France Sarl	100%	0	0	0	0
Associated companies					
Inter-Bus Sp. z o.o.	39%	3,416	3.35%	3,707	6.76%
Total Group, of which:		**106,132**		**60.215**	
Consolidated companies		4,288	4.21%	5,408	9.87%
Non-consolidated companies		0	0	0	0

Note No 23. Capital ownership structure

As at October 15, 2004, the value of the share capital of Orbis S.A. amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold, directly or through its subsidiary companies, at least 5% of the total number of votes at the General Assembly of Shareholders, determined as at October 15, 2004, include:

Shareholder holding at least 5% of the total number of votes at the General Assembly of Shareholders	Share in the initial capital as at April 22, 2004 (share in the total no of votes at the General Assembly of Shareholders/	Changes from April 22, 2004 until October 15, 2004	Share in the initial capital as at October 15, 2004 (share in the total no of votes at the General Assembly of Shareholders)	No of shares as at October 15, 2004 (no of votes at the General Assembly of Shareholders)
Accor SA	35.58%	-	35.58%	16 394 151
ING Nationale – Nederlanden Polska, Otwarty Fundusz Emerytalny	0%	+5.89%	5.89%	5 715 009
CU OFE BPH CU WBK	5.08%	-	5.08%	2 338 652
Globe Trade Centre S.A.	5.00%	-	5.00%	2 303 853

As at June 30, 2004, the initial capital of Hekon - Hotele Ekonomiczne S.A. amounts to PLN 300,000,000. The company's shareholders include:

Shareholder	% share in equity as of Dec 31, 2003	Changes from Dec 31, 2003 till June 30, 2004	% share in equity as of June 30, 2004
Orbis S.A.	0	100.00%	100.00%

As at June 30, 2004, the initial capital of the Polskie Biuro Podróży Orbis Sp. z o.o. amounts to PLN 16 453 900.00. The company's shareholders include:

Shareholder	% share in equity as of Dec 31, 2003	Changes from Dec. 31, 2003 till June 30, 2004	% share in equity as of June 30, 2004
Orbis S.A.	70.41%	0	70.41%
Beton Stal S.A.	16.31%	0	16.31%
Invor Sp. z o.o.	5.42%	0	5.42%
Chrobot Reisebüro	0.25%	0	0.25%
Wilanów Sp. z o.o.	0.06%	0	0.06%
Biuro Podróży Zbigniew	0.01%	0	0.01%
Natural persons	7.54%	0	7.54%

As at June 30, 2004, the initial capital of Orbis Transport Sp. z o.o. amounts to PLN 14 429 300.00. The company's shareholders include:

Shareholder	% share in equity as of Dec. 31, 2003	Changes from Dec. 31, 2003 till June 30, 2004	% share in equity as of June 30, 2004
Orbis S.A.	84.44%	0	84.44%
Nordea Bank Polska (former L.G. Petro Bank S.A.)	13.86%	0	13.86%
Chrobot Reisebüro	0.36%	0	0.36%
PBP Orbis Sp. z o.o.	0.19%	0	0.19%
Natural persons	1.16%	0	1.16%

As at June 30, 2004, the initial capital of UAB Hekon amounts to PLN 9 383 thousand. The company's shareholders include:

Shareholder	% share in equity as of Dec. 31, 2003	Changes from Dec. 31, 2003 till June 30, 2004	% share in equity as of June 30, 2004
Hekon Hotele Ekonomiczne S.A.	100.00%	0	100.00%

As at June 30, 2004, the initial capital of Orbis Casino Sp. z o.o. amounts to PLN 4,800,000. The company's shareholders include:

Shareholder	% share in equity as of Dec. 31, 2003	Changes from Dec. 31, 2003 till June 30, 2004	% share in equity as of June 30, 2004
Orbis S.A.	33.33%	-	33.33%
Finkorp Sp. z o.o.	33.33%	-	33.33%
ZPR S.A.	33.33%	-	33.33%

Note No 24. Shares of the issuer held by members of the Management Board and authorized officers

As of June 30, 2004, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye	President of the Management Board holds 2 000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of Orbis S.A. holds 182 shares of PBP Orbis Sp. z o.o. holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of Orbis S.A. holds 327 shares of PBP Orbis Sp. z o. o holds 200 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of Orbis S.A.
5. Yannick Yvon Rouvrais	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group
6. Alain Billy	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group
7. Lidia Mieleszko	Authorized Officer holds 268 shares of Orbis S.A.

NOTE NO 25. OTHER IMPORTANT INFORMATION CONCERNING THE ISSUER RELATING THE CURRENT REPORTING PERIOD:

Note No 25.1 In accordance with the agreement for the sale and purchase of the Company Hekon Hotele Ekonomiczne S.A. dated October 31, 2003, the value of the object of transaction was determined on the basis of the Company's balance sheet as of December 31, 2002. Therefore, the buyer (Orbis S.A.) had to make an additional payment for the benefit of the seller (Accor Polska Sp. z o.o.) of the amount equal to the accumulated flows realized by the Company in the period from January 1, 2003 and date of closing the transaction (i.e. October 31, 2003).

The manner of final settlement has been laid down in Appendix no. 12 to the agreement. The surplus of cash and working capital has been calculated by an independent auditor in order to

determine the adjustment amount. The determined amount of PLN 24,221,412 was paid in full in the second quarter of 2004.

Note No. 25.2. On March 18, 2004, Orbis Transport Sp. z o.o. founded a limited liability company incorporated under the laws of France, operating under a business name AutoORBISbus France Sarl, having its corporate seat in Paris, and acquired 100% of shares representing its registered capital amounting to EUR 7,500 (PLN 35,553.75), divided into 75 shares with the nominal value of EUR 100 each, paying up for the entirety of shares in cash. Contribution to the capital was made at the share issue price equivalent to their nominal value and financed with own funds of Orbis Transport Sp. z o.o. The book value of acquired assets in the account books of Orbis Transport Sp. z o.o. equals PLN 34.954.50.

The acquisition of the said financial assets represents a long-term investment for Orbis Transport Sp. z o.o..

The core business of AutoORBISbus France Sarl consists in the provision of services for Orbis Transport Sp. z o.o. and other natural and legal persons in the area of promotion and communications and, particularly: promotion, communications, commercial advising, distribution and sale of travel documents (tickets) on the basis of power of attorney, commercial representation or agency, and car rental.
As of today, AutoORBISbus France Sarl does not pursue business operations.
/Current report no. 31/2004/

Note No 25.3 Acting by virtue of § 20 section 2 point 8 of „Orbis" S.A. Statutes and § 9 section 1 point 10 of Orbis S.A. Supervisory Board Rules, on March 30, 2004, the Supervisory Board decided to assign the task of examination and audit of the financial statements for the year 2004 to the company Deloitte & Touche Audit Services Sp. z o.o., with its registered address in Warsaw at 6, Fredry street, a licensed auditor no 73, with which Orbis S.A. cooperates as regards the audit of the financials statements since the year 2000.
/Current report no. 6/2004/

Note No 25.4 At a meeting of the Supervisory Board dated May 10, 2004, President of "Orbis" S.A. Management Board Maciej Grelowski filed a written resignation from his position as a member of the Company's Management Board, dated May 10, 2004, and effective immediately after the closing of the annual General Assembly of the Company's Shareholders convened to approve the 2003 financial statements of the Company,

Examining the above-mentioned resignation, the Supervisory Board, in connection with the regulations governing non-competition issues, granted its consent for Maciej Grelowski to be of service to Accor S.A. immediately after the termination of his position in Orbis S.A. Management Board;
/Current report no. 10/2004/

Note No 25.5 On April 1, 2004, by virtue of an annex to the franchising agreement with Accor S.A. Kasprowy Hotel in Zakopane was incorporated in the Mercure brand.

Note No 25.6 At the meeting held on May 25, 2004, the Supervisory Board adopted resolutions, whereby it appointed:
1) Mr. Claude Moscheni as the Chairman of "Orbis" S.A. Supervisory Board,
2) Mr. Jean-Philippe Savoye as the President of the Company's Management Board,

effective immediately after closing the Annual General Assembly of the Company's Shareholders, which would adopt a resolution concerning approval of the financial statements for the year 2003 ("Effective Date "), under the following conditions:

a) Mr. Jean-Philippe Savoye terminates his membership in the Supervisory Board before or on the Effective Date, either as a result of expiry of his term of office or earlier resignation, and

b) before or on the Effective Date Mr. Jean-Philippe Savoye resigns from his functions in Management Boards of the following competitive companies: Accor Poland sp. z o.o., Hotel Muranowska sp. z o.o. and SEHP sp. z o.o. .

/Current report no. 16/2004/

Note No 25.7 On May 28, 2004, the Company acknowledged a confirmation (by signing it with the bank Societe Generale S.A. Branch in Poland) of executing three transactions at terms and conditions of executing swap transactions agreed upon with the said bank, to hedge against forex risk a tranche of a credit facility incurred by the Company from a bank syndicate led by Credit Lyonnais (report no 7/2001), drawn for the purpose of a partial financing of acquisition of the company Hekon Hotele Ekonomiczne S.A.

The executed transactions implement the strategy adopted by the Management Board of Orbis S.A. relating to risk management policy. The last payment (according to credit repayment schedule) is in January 2008.

Execution of the above-mentioned CCIRS transactions hedging an amount of credit exceeding the equivalent of 10% of the Company's equity against risk makes these contracts material.
/Current report no. 17/2004/

Note No 25.8 On June 9, 2004, the General Assembly of Shareholders of Hekon - Hotele Ekonomiczne S.A. approved the financial statements for the year 2003. 92% of net profit generated in the year 2003, i.e. the amount of PLN 11,026,707.33 was apportioned for the payment of dividend, that Orbis S.A. as a company holding a 100% stake in Hekon – Hotele Ekonomiczne S.A. will obtain in its entirety. The remaining part of profit in the amount of PLN 958,844.12 will increase the Company's supplementary capital.

Note No 25.9 On June 22, 2004, the General Assembly of Shareholders of Orbis Casino Sp. z o.o. approved the following distribution of net profit of PLN 3,466,878.33 generated in the period from January 1, 2003 until December 31, 2003:

- dividend – in the amount of PLN 2,400,000, of which Orbis S.A. will receive PLN 800 thousand,
- supplementary capital – in the amount of PLN 1,066,878.33.

Note No 25.10 On June 23, 2004 the General Assembly of Shareholders approved:

1. the Management Board's report on the activity of the Company for the period from January 1, 2003, up till December 31, 2003,
2. the financial statements of Orbis S.A., including:
   - introduction to the financial statements;
   - balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,777,529,022.30 (say: one billion seven hundred seventy seven million five hundred twenty nine thousand and twenty two Polish Zloty and 30 Grosze);

- profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 44,466,125.52 (say: forty four million four hundred sixty six thousand and one hundred twenty five Polish Zloty and 52 Grosze);
- cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by PLN 99,729,096.39 (say: ninety nine million seven hundred twenty nine thousand and ninety six Polish Zloty and 39 Grosze);
- comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 24,211,809.23 (say: twenty four million two hundred eleven thousand eight hundred and nine Polish Zloty and 23 Grosze);
- additional notes.

3. the consolidated financial statements of the Orbis Group, prepared as of December 31, 2003, including:
   - introduction to the financial statements;
   - consolidated balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,778,736 thousand (say: one billion seven hundred seventy eight million seven hundred thirty six thousand Polish Zloty);
   - consolidated profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 46,600 thousand (say: forty six million six hundred thousand Polish Zloty);
   - consolidated comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 26,491 thousand (say: twenty six million four hundred ninety one thousand Polish Zloty);
   - consolidated cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by a net amount of PLN 90,107 thousand (say: ninety million one hundred seven thousand Polish Zloty);
   - additional notes;

The General Assembly of Shareholders granted a vote of discharge to members of the Management Board and members of the Supervisory Board in respect of performance of their duties in the year 2003.

At the same time, the General Assembly of Shareholders adopted resolution concerning the distribution of net profit generated in the financial year ended December 31, 2003 and granted its consent for financing past year's loss, disclosed in the balance sheet prepared as at December 31, 2003.

The net profit amounting to 44,466,125.52 was apportioned to:
- supplementary capital - in the amount of PLN 28,799,942.80
- dividend - in the amount of PLN 15,666,182.72
34 Grosze per 1 share

The dividend date was set for July 28, 2004. and dividend payment date for August 12, 2004.

The past year's loss amounting to PLN 3,382,830.54 was financed with the funds from the Company's supplementary capital.

Note No 25.11 On June 23, 2004 the General Assembly of Orbis S.A. Shareholders granted its consent for:

- the sale of plot of land no 330/2 having a total area of 402 square meters, located in Kraków at Przybyszewskiego street, registered in the land and mortgage register no KW no 206213 kept by the District Court in Kraków-Podgórze, to the company „Sobiesław Zasada Ltd." without recourse to tender procedure, for a price of PLN 116,328.

- the sale of the title to perpetual usufruct of real property: plot of land no 42/1 map district no 12 Kraków, administrative district Podgórze, having a total area of 40,466 square meters together with the ownership title of buildings, including the building of the former Sofitel hotel as well as other buildings and facilities erected on this plot of land, located in Kraków at 28, Konopnickiej street, registered in the District Court in Kraków – Podgórze, land and mortgage register KW no 149512, according to the offer evaluation proceedings, for a price negotiated by the "Orbis" S.A. Management Board, however, not less than PLN 32,000,000 net for Orbis S.A., not decreased by any costs of demolition of the building.

Note No 25.12 On June 23, 2004, the General Assembly of Shareholders of Orbis S.A.
- acknowledged the report of the Central Electoral Committee on elections of employee representatives to Orbis S.A. Supervisory Board for the Board's sixth tenure, as a result of which the following persons have been elected members of the Supervisory Board for the Board's sixth tenure pursuant to § 16 sections 2 and 3 of the Orbis S.A. Statutes:

1. Czepielinda Sabina
2. Przytuła Andrzej
3. Rożdżyński Janusz

- appointed the following persons as members of the Supervisory Board for the Board's sixth tenure:

1. Claude Moscheni
2. Christophe Guillemot
3. Michael Flaxman
4. Michael Harvey
5. Christopher Voutsinas
6. Paweł Dębowski
7. Erez Boniel

/Current report no 20/2004/

Note No 25.13 "Orbis" S.A. and Accor Polska Sp. z o.o. implemented, effective as from July 01, 2004, the obligation arising out of the Share Sale and Purchase Agreement dated June 24, 2003, and relating to Hekon Hotele Ekonomiczne with its corporate seat in Warsaw, reported by "Orbis" S.A. in the current report no. 13/2003: on June 30, 2004, "Orbis" S.A. entered into an agreement (hereinafter: the "Agreement") with Societe d'Exploitation Hotek Polska Sp. z o.o. (hereinafter: SEHP), by virtue of which "Orbis" S.A. took over the management of Mercure Fryderyk Chopin Hotel in Warsaw. As a result of the said Agreement, SEHP entrusted "Orbis" S.A. with the management and running the operations of the Hotel for a period of 8 years, with an option of an automatic extension for successive 3-year periods, on terms and conditions defined in the Agreement. The Hotel will be operated under the exclusive supervision, management, control and overall liability of "Orbis" S.A. for a proper and efficient operations, management and running the Hotel. Orbis S.A. will collect 4% of Hotel revenues. No other costs to be incurred by Orbis S.A. in connection with the implementation of that Agreement are anticipated.

Note No 25.14 The Management Board of "Orbis" S.A. hereby informs about the receipt, from the open pension fund ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny of a notice with a wording as follows below: "Acting by virtue of Article 147 section 1 point 2 of the Act dated August 21, 1997 – the Law on Public Trading in Securities, ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny hereby notifies that as a result of share acquisition transaction it became a holder of shares representing over 5 % of the total number of votes at the General Assembly of Shareholders and at present holds 2 715 009 (two million seven hundred fifteen thousand and nine) shares in Orbis S.A., constituting 5.89% of share capital and representing 2 715 009 votes at the General Assembly of Shareholders, which accounts for 5.89% of the overall number of votes."
/Current report no. 25/2004/

Note No 25.15 On July 13, 2004, Member of the Supervisory Board Christopher Voutsinas filed a written resignation from his position as Member and Vice-Chairman of the "Orbis" S.A. Supervisory Board.
/Current report no. 27/2004/

Note No 25.16 On July 16, 2004, the Management Board of Orbis S.A. adopted a resolution concerning new allocation of tasks and responsibilities to members of the Management Board. The following scopes of tasks have been established as regards the areas of the Company's activities:

a) Jean Philippe Savoye, President of the Management Board and Chief Executive Officer of the company "Orbis" S.A. – human resources, development and investments, marketing, sales, general supervision over the Company's operations;
b) Krzysztof Gerula, First Vice-President of the Management Board – corporate management, Public Relations - corporate communications, investor relations, and legal affairs;
c) Andrzej Szułdrzyński, Vice-President of the Management Board – durable asset management, management over new projects of the company, and relations with Trade Unions;
d) Ireneusz Węgłowski, Vice-President of the Management Board – operation and development of new technologies, sustainable development of the Group;
e) Yannick Rouvrais, Member of the Management Board - operating management – direct supervision over hotel directors, centralized purchasing;
f) Alain Billy, Member of the Management Board - management of the finance and accounting division as well as internal audit.

Note No 25.17. In connection with the resignation of Mr. Christopher Voutsinas from his function of a member of "Orbis" S.A. Supervisory Board, on August 3, 2004 the General Assembly of Shareholders appointed Mr. Denys Sappey as member of the Supervisory Board during the Board' sixth term of office.

NOTE NO 26. SIGNIFICANT EVENTS IN THE COMPANIES FORMING THE ORBIS GROUP AFTER THE BALANCE SHEET DATE, NOT INCLUDED IN THE FINANCIAL STATEMENTS

Note No 26.1 On September 29, 2004, Orbis S.A. purchased a block of 26 640 shares of PBK Orbis Sp. z o.o. for the price of PLN 532 800 per block, i.e. at PLN 20 per share. The seller was Beton Stal S.A. in bankruptcy. As a result of that transaction, the share that Orbis S.A. holds in the initial capital and in the total number of votes at the General Assembly of Shareholders grew to 86.72%.

Note No 26.2 On September 29, 2004, Orbis S.A. purchased a block of 19 510 shares of Orbis Transport Sp. z o.o. for the price of PLN 1 836 000 per block, i.e. at PLN 94.11 per share. The seller was Nordea Finance Polska S.A.. As a result of that transaction, the share that Orbis S.A. holds in the initial capital and in the total number of votes at the General Assembly of Shareholders grew to 98.30%.

NOTE NO 27. LITIGATION PENDING IN COURTS OF LAW AND PUBLIC ADMINISTRATION AUTHORITIES

Note No 27.1 Proceedings related to the reinstatement of the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no. KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A.

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26,276,875, the ownership of the land to Orbis S.A. has been suspended upon a joint request of the parties (Orbis S.A., the state treasury, the President of the capital city of Warsaw and "Hotel Europejski w Warszawie" S.A. (HESA)). The Court has taken decision to resume proceedings upon request of HESA – third party intervener. By virtue of the judgment rendered on July 20, 2004, the District Court dismissed the action initiated by Orbis S.A. and adjudged the reimbursement of costs of litigation from Orbis S.A. for the benefit of the State Treasury and HESA. On July 22, 2004, the attorneys of Orbis S.A. applied the Court to substantiate the judgment and serve the judgment along with the substantiation. On September 15, 2004, attorneys of Orbis S.A. appealed against the above judgment of the District Court dated July 20, 2004 challenging the judgment in its entirety and motioning that it be repealed and that the case be referred to the District Court for re-consideration. On September 27, 2004 the court fee for the appeal was paid. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c.

b) On October 18, 2002, the entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 square meters, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, was appealed against by Orbis S.A. with the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a formal notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against

that ruling. By virtue of a decision dated September 24, 2003 issued at a closed sitting, the Supreme Court rejected the Orbis S.A. complaint against a decision of the District Court in Warsaw dated February 11, 2003. As requested by Orbis S.A., Spółka Prawnicza I&Z drafted a Complaint to the Constitutional Tribunal challenging Article 510 section 2 of the Code of Civil Proceedings in connection with "deprivation of a right to court" and filed the said Complaint with the Tribunal on February 27, 2004. Having initially considered the Constitutional Complaint filed by Orbis S.A. at a closed session, by virtue of its decision dated May 04, 2003 the Constitutional Tribunal refused to carry on the proceedings on the complaint (case file Ts 30/04). Currently, the case is at the stage of an interlocutory appeal lodged on May 13, 2003 whereby the entire judgment rendered by the Constitutional Tribunal on May 4, 2004 has been challenged and a request has been made to annul it and examine the complaint. The state of the case has not changed.

c) On April 14 2003, Orbis S.A. was delivered a statement of claim filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. Orbis S.A. did not plead defense and requested to reject action in its entirety and to suspend proceedings. The District Court, by virtue of its decision dated May 7, 2004, suspended proceedings on that case. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. The case (XX GC 173/03) is pending.

d) On July 16, 2003 Orbis S.A. filed a statement of claim with the Court against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of the Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the land and mortgage register no. KW 201926 and to secure this action by way of entering a warning in Section III of the land and mortgage register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object at dispute was defined at PLN 90,000,000. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry concerning the pending court proceedings in Section III of the land and mortgage register no. KW 201926 (case file no. I C 1271/03). On April 2, 2004 the Court passed its ruling rejecting the action. On May 7, 2004 an appeal against the aforementioned decision of the District Court was filed on behalf of Orbis S.A., whereby the decision was challenged as breaching upon certain provisions of the Decree of October 26, 1945 on the ownership and use of land on the territory of Warsaw and the Act on supporting construction. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. Litigation is pending..

e) On December 23, 2003, Orbis was served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in Warsaw, at 13 Krakowskie

Przedmieście street, from August 1, 1993 till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no. I C 1271/03 (referred to under letter d) above). The Court has fixed the date of hearing for October 12, 2004. In a pleading dated June 16, 2004 attorney of HESA extended the action in such a manner that he requested to adjudge, besides the already adjudged amount of PLN 190,970,000.00, an additional amount of 27,868,100.00 along with statutory interest to be paid by Orbis S.A. to HESA. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

f) The Head of the Mazowieckie Voivodship, having considered the request of Orbis S.A. dated December 6, 1993, refused, by virtue of decision no. 317/04 dated May 10, 2004, to declare the acquisition of the title to perpetual usufruct of the plot of land owned by the State Treasury, located in Warsaw, at 13 Krakowskie Przedmieście by Orbis S.A. by force of law and refused to declare the acquisition of a title of ownership of the building located on that plot of land. On June 04, 2004 an appeal against that decision was filed with Minister of Infrastructure, on behalf of Orbis S.A. and through the intermediation of the Warsaw's Voivod, requesting the annulment of the said decision and referring the case to be re-considered by the Head of the Mazowieckie Voivodship or requesting the suspension of proceedings on that case until litigations pending before court have been finally resolved, and, at the same time, challenging the decision as breaching upon Art. 6, 7, 8, 9, 10, and 107 of the Code of Administrative Proceedings. In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc.

g) A case initiated by HESA, dated February 02, 2004 filed with the Patents Office of the Republic in Poland, Department of Contentious Matters, against Orbis S.A. for the annulment of the right arising out the registration of a word and graphic trade mark "EUROPEJSKI" no. R-115385 and "EUROPEJSKI" no. R-115383, registered since 1995 for the benefit of Orbis S.A.. Orbis S.A. does not recognize the claim of HESA. Orbis S.A. applied for the rejection of the aforementioned request filed by HESA. Orbis S.A. has requested a patent attorney, Mr. Andrzej Grabiowski to defend this case.

h) By virtue of a letter of the Office of the Capital City of Warsaw, Real Estate Management Office, Department of Real Estate of the State Treasury dated August 30, 2004 (served on Orbis S.A. on September 7, 2004), Orbis S.A was notified that administrative proceedings had been initiated ex officio concerning the declaration of invalidity of the decision of the Head of the Department of Geodesy and Land Management of the District Office of Warszawa-Śródmieście dated June 28, 1998, no. 18/88. The case relates to the transfer of the real estate located in Warsaw, at 13 Krakowskie Przedmieście, having an area of 5,070 square meters, under administration of the State Enterprise Hotele "Orbis-Bristol-Europejski". In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc

i)

Note No 27.2 Kasprowy Hotel in Zakopane.

a) Litigation was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik acting for themselves and the incapacitated Mr. Maciej Gąsienica for the reinstatement of their title to parts of plots no. 185/2 and 185/3, map section 75 (former plot no. 31/1) located in Zakopane, at the spot named Polana

Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots no. 185/2 and 185/3. The decision of the Head of the District Office in Nowy Targ was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod was rejected on June 8, 1998. On December 17, 2003, the Head of the County Office in Zakopane decided to suspend *ex offico* the administrative proceedings concerning the reinstatement of real property of a part of plots until a final resolution of the case related to the termination of the title to perpetual usufruct of the real property covered by the motion for reinstatement or until the decision concerning the acquisition of the title to perpetual usufruct of the real property is rendered illegitimate. According to the letter of the County Office in Zakopane of Małopolskie Voivod dated January 14, 2004, on January 6, 2001 an appeal was lodged against the said decision of the Head of the County Office. By virtue of the decision no. RR VII ŚL.7724-49-04 dated February 19, 2004, the Małopolskie Voivod revoked the aforementioned decision of the Head of Tatry District dated December 17, 2003 no. GG.II.7221A/13/03. Litigation is pending.
The case concerns a complaint of Orbis S.A. to the Supreme Court against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings related to the declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. In response to the complaint of Orbis S.A. against the President of the Housing and Municipal Office decision dated April 26, 2001, concerning suspension of the proceedings on the declaration of invalidity of the above-mentioned decision of the Nowosądeckie Voivod, on July 06, 2001 the President of the Housing and Municipal Office moved to reject it. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed the complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the declaration of invalidity of the enfranchisement decision.

b) Litigation concerning termination of the title to the perpetual usufruct of the plot located in the spot named Polana Szymoszkowa was pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court revoked the decision of the Nowosądeckie Voivod concerning refusal to grant the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the title to perpetual usufruct in possession of Orbis S.A. to the plot located at Polana Szymoszkowa (case file no. II SA Kr. 108/98) as a result of a complaint filed by Mrs. Czesława Ross and Maria Walczak. On August 22, 2002, having reviewed the appeal of Mr. Zbigniew Kluz, a counselor-at-law representing Mrs. Czesława Ross and Maria Walczak against the decision of the Head of the Tatry District dated March 5, 2002 (GG.II.7224/84/1/92) concerning the annulment of the administrative proceedings regarding the termination of the title to perpetual usufruct held by Orbis S.A. to the land owned by the State Treasury and located in Zakopane, the Małopolskie Voivod upheld the decision that had been appealed against in full force and effect and terminated the proceedings. A complaint against the aforementioned decision was filed with the

Supreme Administrative Court. The date of the hearing has not been set (II SA/Kr 2438/02).

c) Litigation initiated by Jan Gąsienica Ciaptak and Maciej Gąsienica Ciaptak for the reinstatement of real estate located in Polana Szymoszkowa in Zakopane (with Hotel "Mercure-Kasprowy" developed thereon), formerly identified as a plot of land 1.kat. 11654/2, with an area of 10 ares and 25 square meters, on the grounds that it has been improperly expropriated. On May 31, 1994, the former District Office in Nowy Targ discontinued proceedings by virtue of an administrative decision. This decision was upheld by virtue of a decision of the former Head of the Nowosądeckie Voivodship dated July 08, 1994, which was challenged with the Supreme Administrative Court in Cracow. The Supreme Administrative Court in Cracow suspended proceedings on that case by virtue of its decision dated June 9, 1995 on the grounds that litigation was initiated at that time concerning the expiry of perpetual usufruct by Orbis S.A. of real estate in Polana Szymoszkowa. By virtue of decision dated August 22, 2002, the Head of Małopolskie Voivodship upheld the decision of County Office in Zakopane concerning the discontinuance of proceedings concerning the termination of perpetual usufruct on the grounds of its irrelevance. In that connection, the Voivodship Administrative Court resumed the aforementioned, suspended proceedings. At a hearing held on May 12, 2003, the Voivodship Administrative Court in Cracow took decision, having established that a complaint against the decision of the Head of the Małopolskie Voivodship dated August 22, 2002 has been filed with the said Court, suspend once again the proceedings related to the said case.

Note No 27.3 Grand Hotel in Warsaw.
By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the appealed-against decision of the President of the Housing and Municipal Development Office dated August 21, 2000, and the preceding decision of the President of the Housing and Municipal Development Office dated august 21, 2000, concerning declaration of invalidity of the administrative decision dated April 11, 1950, and issued by the President of the Capital City of Warsaw. According to the letter of the President of the Housing and Municipal Development Office dated July 28, 2003, and addressed to Orbis S.A. and other addressees, proceedings are pending on the case concerning declaration of invalidity of the administrative decision issued by the President of the Capital City of Warsaw dated April 11, 1950, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19 Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property. No new events related to the case have occurred.

Note No 27.4 Vera Hotel in Warsaw.
The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot no. 11 section 2-02-03 for perpetual usufruct, under Article 37 section 2 point 6 of the Act of 21 August 1997 on Administration of Real Property (Official Journal Dz.U. No.115, item.741, as subsequently amended) in order to improve the conditions for the development of real property where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been permanently violated in such a manner that the 7 square

meters of the hotel building are situated in the boundary line of plot no. 11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Property Department, files no. GN/GSP/7224/U./C./O./387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The progress of the case remains unchanged.

Note No 27.5 Gdynia Hotel in Gdynia.

a) Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, proceedings concerning adjusting the boundaries of the real property used by the Branch are pending before the self-government and state administration authorities, initiated under Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The case is pending.

b) On January 10, 2002, the Branch filed a motion to the Self-Government Appellate Board in Gdańsk against President of the Town of Gdynia to acknowledge the revalued annual fee for perpetual usufruct of land equivalent to a different amount than specified in a notice of termination dated December 13, 2001, no. MGS-BT-7013-1/73/78-2001/A-4 as equitable. The new fee amount was determined at PLN 777,165.12. On June 17, 2004, a hearing was held before the Self-Government Appellate Board. The Branch is awaiting the decision.

Note No 27.6 Novotel Centrum in Poznań

a) Plaintiff – the State Treasury – President of the City of Poznań (GEOPOZ) – action for interest on fees for perpetual usufruct for the years 1996-1999. Value of the object at dispute – PLN 237,992.51. On January 16, 2002, the Court rendered a ruling adjudging PLN 99,263.92, and dismissed the remaining part of the claim of the State Treasury. On February 15, 2002, the Hotel filed an application for rectification of the ruling. On February 25, 2002, the State Treasury – President of the City of Poznań lodged an appeal. By virtue of the ruling rendered by the Court of Appeals dated September 3, 2002, the appeal of the State Treasury – President of the City of Poznań was dismissed and, simultaneously, the Branch's application for rectification of the ruling was rejected. On September 10, 2002 an application of the Branch and the Plaintiff for substantiation and delivery of the ruling of the Court of Appeals was filed. On the very same day, the Branch filed an application with the District Court for reinstatement of a time limit to file an appeal and to lodge an appeal. The State Treasury – President of the City of Poznań renounced to file for cassation. The Hotel's addressed a proposal to the State Treasury – President of the City of Poznań to settle the dispute amicably. On July 16, 2003 the Branch addressed a motion for redemption of „receivables" in the amount exceeding the paid amount. On December 8, 2003, the Branch received a letter from the President of the City of Poznań about the referral of the application to the Wielkopolskie Voivod. On March 9, 2003, the Branch received a letter from the Wielkopolskie Voivod about refusal to redeem receivables. On March 26, 2004, the Branch received a letter from the President of the City of Poznań - GEOPOZ calling for the payment of receivables.
The Hotel is obligated to pay the amount of PLN 70,000 plus interest to the President of the City of Warsaw - GEOPOZ – the Branch's counselor, as the „perpetrator" of the damage, reported the damage to its insurer WARTA S.A. along with an application for the payment of compensation to the Hotel. Since the claims adjustment process and the payment of compensation by WARTA S.A. have been protracted, the legal counselor, as

the "perpetrator" of the damage, has settled (disbursed) the entire amount of the compensation to the Hotel.

b) On March 21, 2003 the attorney of Orbis S.A. filed an application for the establishment of paid easement of passage on the adjacent real property. On December 2003, the company „Andresia Property" neighboring on the Hotel, filed a letter for dismissal of application. At a meeting on December 19, 2003, in connection with reconciliatory negotiations, the Court suspended – upon the application of Orbis S.A. and upon consent of „Andresia Property", proceedings until March 19, 2003. On March 18, 2003, the Branch filed an application for further suspension of proceedings. By virtue of an application dated August 28, 2004, Orbis S.A. motioned for the resumption of the suspended proceedings, modified the application for the establishment of easement of necessary passage and applied for securing the application by putting the participant (Andersia Property Sp. z o.o.) under an obligation to render the access to the Novotel Centrum from Kościuszki street (as has been the case to date) available to the applicant (Orbis S.A.), against consideration. In reference to the above mentioned application dated August 28, 2004, the attorney of Orbis S.A., in a letter dated October 15, 2004, once again applied for securing that application instantly.

c) Litigation was pending concerning the issue of a decision on a permit for Andersia Property Sp. z o.o., to demolish the garage/parking lot located in the direct vicinity of Novotel Centrum in Poznań. As a party to that litigation, Orbis S.A. applied for respecting the interests of the Hotel in the permit Andersia Property Sp. z o.o. to demolition the garage/parking lot. The body of the first instance (President of the City of Poznań) included a provision on respecting the rightful interests of the Hotel. Taking into consideration the fact that the provision on respecting the rightful interests of the Hotel is not precise and that this decision being not satisfactory, Orbis S.A. filed an appeal against that decision with the Wielkopolskie Voivod.

Note No 27.7. Litigation upon the application of Orbis S.A. against the Head of the Warsaw County (presently President of the Capital City of Warsaw). On May 25, 2001, Orbis S.A. filed, through the agency of the Self-Government Appellate Board, an objection with the District Court, I Civil Division against the decision of the Self-Government Appellate Board dated April 25, 2001 dismissing the application for determining that the increase in the fee for perpetual usufruct of land located at **16 Bracka street is** justified in a lower amount. At a hearing held on June 24, 2002 the attorney of Orbis S.A. sustained that the annual fee for perpetual usufruct of land was determined in excessive amount and changed the merits of the case, motioning to render the decision determining the annual fee for perpetual usufruct of land at PLN 161,776 and filed a pleading, along with property appraisal prepared by eng. J. Szymański. Therefore, presently the value of object at dispute amounts to PLN 62,934.20. In response to the statement of claim dated October 24, 2002, the State Treasury – Head of the Warsaw County motioned to dismiss the statement of claim. By virtue of decision dated February 27, 2003, on which day the Court was to announce its decision, the Court took decision to re-open the already-closed proceedings and to adjourn it as well as to admit evidence in the form of an opinion of a real estate valuation expert who is to be commissioned with the determination of the market value of the said real property as at January 1, 2001 for the purposes of revaluation of fees for perpetual usufruct. In the property appraisal commissioned by the District Court, the real property expert, Mr. M. Szydłowski determined the value of real property at 16 Bracka street at PLN 5,536,700 (according to the property appraisal submitted by Orbis S.A., the value of real property was determined at PLN 5,392,530). Therefore, Orbis S.A. motioned to establish the amount of annual fee for perpetual usufruct at PLN 166,101.00 applicable

as from January 1, 2001. At a hearing held on September 14, 2004, the Court requested a court expert to instantly provide a supplementary opinion. The hearing was adjourned until December 8, 2004. The case is pending.

Note No 27.8 Sofitel Victoria in Warsaw

a) On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, represented by attorney K. Labe, proceedings are pending in a case concerning the declaration of invalidity of the decision issued by the Ministry of Municipal Economy no. MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the Capital City of Warsaw, no. GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the title to temporary ownership of the land located in Warsaw at 5 Krakowskie Przedmieście street, mortgage no. 410 (part of the said real property is held by Orbis S.A. under perpetual usufruct, was refused and whereupon all the buildings located on the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision of Presiding Board of the Capital City of Warsaw dated December 12, 1961 and the aforementioned decision of the Ministry of Municipal Economy dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003, of which Orbis S.A. was informed by the Housing and Municipal Development Office on March 25, 2003, and motioned to annul the challenged decision in its entirety and to declare the aforementioned decision of the Ministry of Municipal Economy dated May 15, 1962 and the decision of the Presiding Board of the National Council in the Capital City of Warsaw of December 20, 1961 invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office – having considered the motion to reconsider the case - upheld the aforementioned decision dated February 24, 2003. In response dated June 30, 2003 to the complaint lodged by Mrs. Wiridianna Rey, Mrs. Wanda Dembińska and Mrs. Catherina Raczyńska, represented by attorney Krzysztof Labe, the President of the Housing and Municipal Development Office motioned to dismiss the complaint. The date of the hearing has not been fixed yet. The case is pending. No new information is available.

b) Litigation is pending before the District Court in Warsaw against the Management Board of the Warszawa Centrum Municipality as a result of an objection filed by Orbis S.A. against the decision of the Self-Government Appellate Board concerning the payment for perpetual usufruct of land that was overestimated by PLN 18,039.79. Court fee has been paid. At a hearing on February 19, 2003, a real property valuation expert was appointed. It follows from the expert's opinion that the value of real estate is close to the value ensuing from the opinion of an expert appointed by the Office of the Capital City of Warsaw. The date of subsequent hearing has been scheduled for October 24, 2004.

Note No 27.9 Hotel Novotel Centrum in Warsaw.

a) Litigation upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no. 5021.
Having reconsidered the case, the President of the Housing and Municipal Development Office declared, by virtue of the decision dated May 16, 2002, invalidity of the administrative

decision of the Presiding Board of the National Council in the Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003 (delivered to Orbis S.A. attorneys on April 9, 2003), the President of the Housing and Municipal Development Office upheld in force the aforementioned decision of May 16, 2002. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003. In a letter dated August 31, 2004 addressed to the plaintiff's attorney (for information of the attorney of Orbis S.A.), the Minister of Infrastructure explained that the body applies for dismissing the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office declaring the invalidity of the administrative ruling of the Presidium of the Capital City of Warsaw refusing former owners the title to temporary ownership of the land located at 35 Jerozolimskie avenue.

b) In a letter dated September 8, 1998, Orbis S.A. was notified by the Housing and Municipal Development Office that proceedings were initiated upon application of Mrs. Elżbieta Sławińska concerning the declaration of invalidity of the administrative decision of the Presiding Board of the Capital City of Warsaw dated November 6, 1951, no. GM/TW20679/51 refusing to grant the title to temporary ownership to Warsaw-based plot of land located at 26 Nowogrodzka street, mortgage no. 1599-G and stating that all the buildings located on the said plot of land became the property of the State Treasury. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no. P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office of March 7, 2000 (no. PO.5.3.-R-29/99). Related to the declaration of invalidity of the above mentioned administrative decision dated November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners were disowned from their title to temporary ownership (according to the present legal status it is referred to as a "perpetual usufruct" to real property) to the real property located in Warsaw, at 26 Nowogrodzka street.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning the award of the title to temporal ownership (presently title to perpetual usufruct) of the real property located at 26 Nowogrodzka street, mortgage no. 1599 G. By virtue of an administrative decision (no. 820/ZP/2002) dated December 4, 2000 the President of the Capital City of Warsaw refused to establish the title to perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real Property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 08, 2003 sent to Orbis S.A., Mrs. Elżbieta Sławińska, Mrs. Teresa Szydłowska and Mr. Roman Sławiński (appeal dated December 20, 2002) and Mrs. Joanna Kubiaczyk-Grodzka (appeal dated December 15, 2002) and attorney Jerzy Porczyński representing Mr. Jerzy Sławiński and Maria Podkulińska (appeal dated December 18, 2002) – successors of former owners – filed appeals against the

aforementioned decision issued by the President of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. A complaint against the said decision has been filed with the Supreme Administrative Court (I SA 1978/03). The case is pending. The date of the hearing has not been fixed yet.

Note No 27.10 Sofitel in Kraków (liquidated Branch). In a letter dated November 20, 2003, Orbis S.A. was informed by the Housing and Municipal Development Office about the proceedings, related to the judgment of the Supreme Administrative Court date June 17, 2003 revoking decisions of the President of the of the Housing and Development Office of May 25, 2001 and July 01, 2000, concerning the motion filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors of former owners of an expropriated real property to declare invalidity of the decision issued by the Presiding National Council of the city of Cracow dated March 14, 1973, in respect of the part of the decision relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no. KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In a letter dated December 16, 2003, the President of the Housing and Municipal Development Office informed that the said motion would be considered within 2 months from the moment the entire evidence is collected. In a letter dated October 10, 2004, the Ministry of Infrastructure once again requested the applicants' attorney to send, within 14 days, documents confirming that the power of attorney had been granted to him as well as to send the originals or copies, with confirmed conformity with the original, of court rulings on the acquisition of inheritance by persons specified in the letter.

Note No 27.11 Hotel Novotel Marina in Gdańsk:

a) On December 18, 2001 an appeal was filed with the Self-Government Appellate Board in Gdańsk in connection with the increase in the annual fee for perpetual usufruct of land (from PLN 81,683.88 up to PLN 378,733.80). On March 2, 2004, the Self-Government Appellate Board in Gdańsk rendered a decision dismissing the application of the Branch as inequitable. On March 16, 2004, the Branch lodged an objection against the Board's decision with the District Court in Gdańsk. The case is pending.

b) The legal counselor of the Branch informs that in the course of proceedings for the issue of a land use permit (upon the application dated December 24, 2002 filed by the company Inkaso & Regres sp. z o.o., the investor) it was disclosed that the storm water sewer system planned within the framework of the said investment project is to cross two plots of land held by Orbis S.A. in perpetual usufruct (25/2, 19/1). Litigation was pending in order to work out a form of making these plots of land available to the investor (buy-out by the investor, buy-out by the Municipality, establishment of easement of passage, other). The investor abandoned the investment project. The case has been closed.

c) Administrative proceedings concerning the issue of a decision on land use permit in respect of the investment project consisting in the conversion of the canal heat distribution network 2xDn 400 into of a pre-insulated pipe network in Gdańsk, at Pomorska and Bursztynowa streets (on plots of land nos. 6/1, 6/2, 17, 19/1, 19/2, 25/2, 32, 38/4, 42, 53, 54/1, 55/1, 55/2, 56, 68, 72/5, 140, 318/3) initiated upon the application of the investor Gdańskie Przedsiębiorstwo Energetyki Cieplnej. The Management Board of Orbis S.A. filed a reservation stipulating that that the investment covers plots of land held by the company in perpetual usufruct and, therefore may infringe upon reasonable interests of Orbis S.A.. On

April 30, 2003 administrative hearing was held in the Town Office in Gdańsk at which a representative of the Branch was present and motioned to change the route of a new pipeline (for example, in the road lane) and to appoint an expert to establish whether the present location of the pipeline is equitable or whether it should be moved to run underneath the public road. On September 09, 2003, the Town Office in Gdańsk issued the land use permit (no. WUAi OZ –7331/656/2003/HB). The decision is final. The investment has been made. The case has been closed.

Note No 27.12 Hotel Posejdon in Gdańsk. On December 18, 2001 an appeal was lodged with the Self-Government Appellate Board in Gdańsk against notice of termination of the amount of the annual fee for perpetual usufruct of land on which the Hotel building is situated. On January 1, 2003 a proposal of an amicable agreement was filed with the Town Office in Gdańsk. The amount proposed by the Hotel: PLN 120,360.48. The Self-Government Appellate Board rejected the proposal of amicable agreement. The requested amount: PLN 207,926.55. The Self-Government Appellate Board dismissed the application for determining that the fee amount is inequitable. Objection against the decision was lodged. On June 22, 2004, a court expert conducted a view of the real estate. The appointed expert prepared a new valuation of the real estate, and established its value at PLN 5,021,075. Since the expert's applications related to the quoted value were inconsistent with the plaintiff's position, a supplementary opinion has been requested. The case is pending.

Note No 27.13 Hotel Novotel Centrum in Gdańsk.

a) The application filed with the Town Office in Gdańsk by the Branch for termination of the contract for perpetual usufruct of Żytnia street. By a letter dated December 17, 2003, the President of the Town of Gdańsk informed that the plot of land no. 96/5 is not classified under the category of public roads and, under Article 8.1 of the Act of November 14, 2003 amending the Public Road Act and amending certain acts, represent an internal road serving „Novotel". As such, it is not subject to buy-out by the Commune which results in the necessity to effect payments for perpetual usufruct of land. By way of negotiations with a representative of the Town Office the rate for perpetual usufruct of land was set at the level applicable in the year 2001 in connection with failure to terminate the rates for the said plot of land (principal amount PLN 5,041.51. + interest of PLN 41.02 accrued as from March 31, 2004) and the argument that the fee for the three lat years had not been paid as a result of exemption from the payment by the authority calculating the fee for the years 1998 and 1999 on the basis of classification of the land under the category of public roads was admitted as important (regulation of the Gdańskie Voivod no. 4/96 dated July 19, 1996). By virtue of a decision of the president of the City of Gdańsk dated May 14, 2004, an annual fee in the amount of PLN 5,041.51 was determined, in effect as from January 1, 2004, payable by March 31 of each year. Claims for the payment of the fee for the years 2001-2003 along with interest requested thereon were ceased to be enforced. The case has been closed.

b) On April 25, 2002 an appeal was filed with the Self-Government Appellate Board against the land use permit dated March 21, 2002 issued upon the application of Towarzystwo Inwestycyjne performing construction works related to the infrastructure in the vicinity of the Hotel. By virtue of decision dated June 16, 2003, the Self-Government Appellate Board revoked the challenged decision in its entirety and referred the case for reconsideration by the authority of the first instance. No information as to whether the appeal has been filed with the Supreme Administrative Court.

On November 13, 2002, Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision of Minister of Culture dated October 07, 2002 concerning the discontinuance of appellate proceedings initiated by Orbis S.A. in connection with the decision of the Pomorskie Voivodship Conservator of Historical Monuments dated February 18, 2002 coordinating the draft land use permit for the investment project consisting in the execution of a complex of buildings with residential, commercial, hotel and office functions on the land located in Gdańsk in the quarter surrounded by Chmielna, Żytnia and Spichrzowa streets. In response dated February 18, 2003 to the complaint of Orbis S.A., the Minister of Culture moved for its rejection. On march 26, 2004 the Administrative Court in Warsaw took decision to adjourn the hearing and obligated the attorney of the plaintiff to indicate the address of the participant in the proceedings, Towarzystwo Inwestycyjne. Since it has been impossible to establish the current address of Towarzystwo Inwestycyjne sp. z o.o., on June 25, 2004 the Voivodship Administrative Court has suspended proceedings on that case.

Note No 27.14 Giewont Hotel in Zakopane. The enfranchisement proceedings before the Małopolskie Voivod were suspended because in November 2002 Mr. Adam Fedyk applied for the reinstatement of the real property concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the lawyer rendering services for the Branch). On June 28, 2003, the Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the reinstatement of the real property. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk. The resolution of the preliminary question by the Head of Tatry District was contingent upon the determination of invalidity of the decision on enfranchisement. The Minister of Infrastructure refused to determine the invalidity of the decision as requested by the claimant in the procedure of the Code of Administrative Proceedings The Minister of Infrastructure refused to declare the invalidity of the decision on enfranchisement, and subsequently, upheld his decision in force in the course of appellate proceedings. . The party applied for reconsideration of the case. The decision of the Minister of Infrastructure, rendered as a result of reconsideration of an application for the declaration of invalidity of decisions on nationalization, was appealed against by the applicants in the Voivodship Administrative Court, which in practice makes it impossible to effectively proceed with the enfranchisement proceedings until the Administrative Court renders its decision. An application for making an entry in the land and mortgage register was filed. Closing these proceedings, as preliminary issues, should render it possible to complete the enfranchisement proceedings.

Note No 27.15 Mercure Hevelius Hotel in Gdańsk. On November 14, 2001 proceedings under supervisory procedure were initiated on the motion of Mr. Aleksander Patalas concerning the declaration of invalidity of the decision of the Presiding Board of the National Council of the Office for Internal Affairs in Gdańsk, dated April 23, 1970, no. WSW.III.6/60/9/70, rectified by the ruling of the Gdańsk Voivod dated May 15, 1981, no. GT.C/8221/26/81 concerning the expropriation, for the benefit of the State Treasury, of real property located in Gdańsk at Heweliusza street, owned by Mr. Franciszek Zieliński. By virtue of decision of January 28, 2003, the President of the Housing and Municipal Development Office suspended *ex officio* proceedings related to the consideration of the application filed by Mr. Patalas for the declaration of invalidity of the aforementioned decision until court rulings on the acquisition of inheritance of Mrs. Renata Zielińska and Mr. Lothar Zieliński have been

submitted. On May 14, 2003. In the case file no. II S.A../Gd900/00, the Supreme Administrative Court finally dismissed the complaint against the decision of the Pomorskie Voivod dated March 28, 2000 no. S.N. VIII 7221/96/2000/BZ concerning the reinstatement of real property.

Note No 27.16 Novotel Okęcie Airport in Warsaw. On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land with an area of 90 square meters which the defendant is in possession of without a legal title. The case was placed on the court agenda and assigned case no. IV C 519/03. A hearing was held on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real property is examined. No new fact related to that case have occurred

Note No 27.17 Litigation concerning the real property at 11 Pijarska street in Cracow:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1 with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of 3/16ths, P.A. Marczak owner of 1/16ths, G. Marczak owner of 1/16ths, A. Marczak owner of 1/16ths, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to 10/16ths. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615;
b) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550.800,00 along with statutory interest due from the date of the claim as a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing was adjourned until April 21, 2004. On December 01, 2003 the real property was released to its owners and this fact was confirmed in the take-over protocol. The case is currently suspended since we are awaiting a prejudicial resolution by the Circuit Court for Cracow – Śródmieście concerning the alignment of the wording of the entry in the Land and Mortgage Register (for that real estate) to the actual legal status (case file no. IC 1142/03). The case is pending.
In April 2004, the two other owners of that real estate, namely Mrs. Magdalena Marczak and Andrzej Marczak, represented by attorney Małgorzata Piechota, filed an action with the District Court in Cracow to be attached to case file no. 761/04 for the payment of an amount of PLN 594,000.00 as remuneration for non-contractual use of the real estate at 11 Pijarska street in Cracow. At the hearing held on June 30, 2004, the Court, upon an application of the attorney of Orbis S.A., stated that the action related to the very same claim has already been filed with the Court and has been assigned case file no. IC 1142/03 and is currently being

examined. In such circumstances, the Court issued a decision to combine the two cases to be examined jointly and to identify them under the formerly assigned case file no. IC 1142/03.

Note No 27.18 By virtue of decisions dated May 05, 2003, the President of the City of Poznań, having examined the application of Mrs. Wanda Rusiecki and Mr. Krzysztof Pawłowski filed by the agency of Mr. Jędrzej Pawłowski on December 12, 2002 and, having examined the application of Mr. Jędrzej Pawłowski filed by the agency of attorney Żanna Demska on January 06, 2003, concerning the resumption of administrative proceedings that ended with the issue of a decision no. 242/2001 dated March 12, 2001 on conditions for building and land development of real property located in **Poznań, at the junction of Roosevelt and Słowackiego streets** (plots no. 38/2, 39/2, 41/3, 42/3, 43/4) for an investment project comprising the construction of an office-service building, refused to repeal its own decision dated March 12, 2001 on conditions for building and land development. As it follows from the letter dated June 09, 2003 from the Office of the City of Poznań, Department of Town Planning and Architecture to the Self-Governing Board of Appeals in Poznań, the decision dated May 05, 2003 on refusal to repeal the decision dated March 12, 2001 has been appealed against. By virtue of the decision dated November 24, 2003, the President of the City of Poznań decided, having re-examined the application, to resume the administrative proceedings concerning the determination of conditions for land development. No new fact related to that case have occurred.

Note No 27.19. Litigation concerning a real property located in **Wilanów at 27 St. Kostki Potockiego street (Wilanów restaurant)** carried out by successors of a former owner, Adam Branicki that ended with a ruling of the Supreme Administrative Court in Warsaw dated June 09, 2003 (case file IV S.A. 3462/01) repealing the decision of the government administration bodies of the first and second instance. According to the Branch, no mention of this litigation was included in the former reports as it does not concern real property to which Orbis S.A. holds an established title of ownership or title to perpetual usufruct. The progress of the litigation remains unchanged.

Note No 27.20 „Cracovia" Hotel in Cracow. On January 12, 2004 Orbis S.A. was summoned to participate in the litigation in the capacity of a defendant under Article 194 § 1 of the Code of Civil Proceedings and to file a response to the claim filed in the litigation initiated by the Norbetanki Nunnery in Cracow against the Municipality of the City of Cracow, the State Treasury – the President of the City of Cracow and the Minister of Finance (case file I C 1005/01). In a pleading of the plaintiff's attorney dated December 22, the plaintiff applied, among others, for establishing that the Norbetanki Nunnery in Cracow is the owner on the real property with an area of 0.5822 ha, comprising of a part of plot of land 180/04 (land and mortgage register no. KW 212704), located in Cracow and for obligating the defendant State Treasury to acquire the ownership of the aforementioned real property against compensation amounting to PLN 5,561,290.00. The attorney of Orbis S.A. filed a response to the statement of claim, dated February 16, 2004 and applied to the Court to dismiss the action in its entirety in respect of Orbis S.A. and to adjudge the costs of court proceedings to the benefit of Orbis S.A. By virtue of the judgment dated October 14, 2004, the District Court in Cracow dismissed the action in respect of Orbis S.A.. The attorney of Orbis S.A. applied for the statement of grounds for the judgment. On behalf of Orbis S.A. this case is defended by Kubas, Kos – Adwokaci Sp. p. law office in Cracow.

Note No 27.21 Hotel „Mrongovia" in Mrągowo. On January 13, 2004 the Branch filed an application with the Self-Government Appellate Board in Olsztyn for determining that the

revaluation of the annual fee for perpetual usufruct of land with an area of 5,947 square meters from PLN 1,378.20 up to 15,207.60 for the year 2004 and for subsequent years is inequitable. The notice of termination by the Mayor of the Town of Mrągowo no. GGN.722-389/03 dated December 15, 2002 changing the value of the plot of land from PLN 45,040.05 to PLN 506,920.00. On February 10, 2004, a hearing was held as a result of which the Hotel commissioned a new valuation. The valuation was made and sent to the Self-Government Appellate Board in Olsztyn on March 12, 2004. The new market value of the plot of land amounts to PLN 151,708.00. On August 04, 2004, an agreement was reached. The Self-Government Appellate Board issued a decision in which an annual fee for perpetual usufruct of a plot of land no. 248/2, with an area of 5,947 square meters, was determined at PLN 7,000.00.

Note No 27.21 Mercure Unia Hotel in Lublin In connection with an agreement (described in point 4 of the report no. XI dated April 22, 2003) reached on November 25, 2003 before the Property Commission in Warsaw, in the regulatory proceedings related to the reinstatement of the ownership title to the real estate of the Catholic University of Lublin, with an area of 1623 square meters, located in Lublin at 1 Akademicka street and 14 Racławickich avenue, actions are underway (a relevant application was filed in September 2004, after all the documents had been assembled) in the District Court in Lublin, Land and Mortgage Registry Division, aiming to adjust the entries in the land and mortgage register in accordance with the abovementioned agreement.

ACTIVITY UNDER BUSINESS AND GEOGRAPHICAL SEGMENTS 30.06.2004

BUSINESS SEGMENTS - financial result

		business segments			other activities			
		hotels with restaurants	tourism	transportation	revenues not ascribed to a segment	expenses not ascribed to segment	consolidation	total
1	Total revenues, of which:	340 770	73 230	55 243	36 031	0	-33 935	471 339
	- sales to external customers	322 221	69 130	51 101		0	-33 935	408 517
	- inter-segment sales	18 549	4 100	4 142				26 791
2	Total expenses, of which:	252 818	66 654	44 457		89 234	-14 753	438 410
	- sales to external customers	247 483	56 878	40 315			-14 753	329 923
	- inter-segment sales	5 335	9 776	4 142				19 253
3	Segment result / gross result	87 952	6 576	10 786				32 929
4	Income tax					7 102		7 102
5	Share in the financial result of entities consolidated by the equity method						813	813
6	Minority (profit) loss						-140	-140
7	Net financial result							26 500

BUSINESS SEGMENTS - supplementary figures

		business segments					
		hotels with restaurants	tourism	transportation	not ascribed to segments	consolidation	total
1	ASSETS	1 459 681	46 706	92 322	727 533	-502 036	1 824 206
2	Investments of a segment in subsidiary & affiliated companies consolidated by the equity method						0
3	Gross value of additions in intangibles during the period	1 009		21			1 030
4	Gross value of additions of fixed assets during the period	18 015	513	29 374			47 902
5	LIABILITIES	93 017	45 109	21 450	2 166 666	-502 036	1 824 206
6	Capital expenditure	12 260	728	29 669			42 657
7	Depreciation	32 855	1 225	8 736		-134	42 682
8	Other non-financial cost						0

GEOGRAPHICAL SEGMENTS

	BALANCE SHEET	geographical segments						
		Poland	Europe (except Poland)	Asia	North America	not ascribed to segments	consolidation	total
1	Revenues (sales to external customers)	151 001	142 850	6 317	12 158	130 127	-33 935	408 518
2	Assets					2 326 242	-502 036	1 824 206
4	Capital expenditure					42 657		42 657

In Company distinguishes the geographical segments in its activity guided by the criterion of geographic location of its customers.

ORBIS
GRUPA HOTELOWA

Commentary of Management Board

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

ORBIS S.A.

2004 Semi-Annual Report on the Activities of the Orbis Group

Warsaw, September 2004

TABLE OF CONTENTS

I. DESCRIPTION OF THE ORBIS GROUP AND CHANGES IN THE GROUP

1.1 Structure of the Group as at June 30, 2004

As at June 30, 2004, Orbis S.A. had direct interest or held shares in the following companies:

Company Legal Status / Corporate headquarters		Initial capital in PLN	Orbis S.A. holdings		% of Orbis votes at the AGM	Core business
			Nominal value in PLN	%		
Subsidiaries						
PBP Orbis Sp. z o.o.[1]	Warsaw	16,453,900	11,499,200	70.41	70.41	Travel office - retail and tour operator
ORBIS Transport Sp. z o.o.[2]	Warsaw	14,429,300	11,887,300	84.44	84.44	Passenger transport, vehicle rent and lease
WT WILKASY Sp. z o.o.	Wilkasy	1,650,000	1,650,000	100.0	100.0	Hotel, leisure, food & beverage industry
HEKON - Hotele Ekonomiczne S.A.	Warsaw	300,000,000	300,000,000	100.0	100.0	Hotel and food & beverage industry
CONBIS Sp. z o.o.[3]	Warsaw	50,000	25,000	50.0	50.0	Economic advice, business agency, management of holdings
Associated-equity companies						
Globis Poznań Sp. z o.o.	Warsaw	8,000,000	2,000,000	25.00	25.00	Office building developer and administrator
Globis Wrocław Sp. z o.o.[4]	Warsaw	50,000	12,500	25.00	25.00	Office building developer and administrator
ORBIS CASINO Sp. z o.o.	Warsaw	4,800,000	1,600,000	33.33	33.33	Casinos and gambling saloons
PH Majewicz Sp. z o.o.	Bydgoszcz	2,202,500	1,078,500	49.00	49.00	Hotel and food & beverage industry
Minority equity holdings						
BWE S.A.	Warsaw	117,291,500	1,274,900	1.09	1.09	Banking
PPTE DIAMENT S.A. in liquidation 5.	Warsaw	100,000	16,000	16.00	16.00	Employee pension fund
Polskie Hotele Sp. z o.o. in liquidation	Warsaw	125,400	1,000	0.8	0.8	Supplies and training in the hotel industry
Rena Kord S.A. in bankruptcy	Łódź	9,468,330	745	0.008	0.008	Production, trade, exports and imports of cotton textiles
TARPAN Sp. z o.o. in liquidation	Poznań	45,984,500	36,450	0.08	0.08	Manufacturing of motor vehicles, furniture, trade
Walewice Sp. z o.o. in liquidation	Walewice	10,510	4,000	38.05	14.29	Leisure, trade, production of foodstuffs

The portfolio of the Company contains investments of a strategic, commercial and restructuring nature.

The **strategic portfolio** consists of shares and interest in the following companies:

a) Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport – stake held in daughter companies founded in 1993 in the course of the privatization process of Orbis. A complementary nature of business activities carried out by both these companies and Orbis S.A. predetermines the mutual benefits derived by all the three entities cooperating on the operational level at arms' length. Each of the daughter companies has a stable market position and their financial standing poses no threat for continuance of their operations;

[1] As a result of cancellation of 1,219 shares from net profit without reducing the initial capital in 2001, the initial capital currently amounts to PLN 16,453,900 and is divided into 163,320 shares at PLN 100 each.
[2] As a result of cancellation of 3,510 shares from net profit without reducing the initial capital in 2002, the initial capital currently amounts to PLN 14,429,300 and is divided into 140,783 shares at PLN 100 each.
[3] Shares have not been paid-up. Date of registration of the company: January 15, 2004.
[4] Shares have not been paid-up. The initial capital was reduced to PLN 50,000 (resolution of the Extraordinary General Assembly of Shareholders dated August 13, 2003). Capital reduction registered on February 4, 2004.
5 Dissolution of the company and its liquidation upon consent of the Ordinary General Assembly of Shareholders dated June 23, 2003. Registered on July 16, 2003.

b) Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. – stake held in real property developers. They have been founded at the end of year 2000 together with Globe Trade Centre S.A. as a result of inclusion of the office space development into the strategy of the Company pursued at that time. The Globis Office Centre in Poznań, an "A" class office building with an area of 13,323 m^2 was opened at the end of February 2003. The following real property agents: *CB Richard Ellis* and *Błaszczyk Nieruchomości* are in charge of renting the premises under the conditions of the lessee's market. Given the continued downward trend at the office space market, the company Globis Wrocław established for the purpose of construction and commercial administration of the "A" class office building in Wrocław did not commence its business operations and so far has suspended collecting payments against subscribed shares;

c) HEKON-Hotele Ekonomiczne S.A., a company managing hotels operating under two brands owned by Accor S.A.: eight Ibis hotels and two Novotels in Poland as well as one Novotel in Vilnius (Lithuania).

The **commercial portfolio** consists of shares and interest in the following companies:

a) Orbis Casino Sp. z o.o.: a company founded in 1989 and at present running 9 casinos and 3 game parlors located, except for the casino in the *Business Center* in Łódź, in leased premises in Orbis S.A. hotels. Orbis Casino is a second, immediately following ZPR S.A. and Casinos Poland, company in the market of gambling, mutual bets and slot machines. The financial standing of the Company does not give rise to any apprehension;

a) Hotel company Przedsiębiorstwo Hotelowe MAJEWICZ Sp. z o.o.: a company established for a limited period of time, until December 31, 2007, as a result of a composition agreement with the successors of the owners of the hotel *Pod Orłem* in Bydgoszcz in 1993. Orbis S.A. entered into the contract concerning managing the hotel for the same period of time, further replaced, as from January 2001, by a franchising agreement for an identical term;

b) Wioska Turystyczna WILKASY Sp. z o.o (former PORT SILNOWA Sp. z o.o.): a company running leisure centre. The village offers accommodation and food&beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotels. The financial standing of the company is stable, though it does not permit financing modernization and building of infrastructure, which is essential if the company were to maintain its market position in the conditions of the developing competition and progressive loss in the value of the property.

The **restructuring portfolio** includes shares and interest subscribed for in the course of debt-for-equity swaps in the course of debtor-creditor composition agreements or in companies which are deprived of development potential. The restructuring portfolio includes the following companies:

a) Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A., employee pension fund manager managing over a fund having the same name, dissolved and subjected to liquidation on June 23, 2003 (registered in the business operators register on July 16, 2003). Due to the failure to implement the development strategy adopted for years 1999-2002 and lack of prospects for its implementation. The majority shareholder of the pension fund is Bank Handlowy S.A. (79.27% stake in the capital and the same proportion of votes);

b) Bank Współpracy Europejskiej S.A.: a small private bank oriented at small and medium-sized businesses, budget agencies and managers. The Bank operates since 1990 (formerly as Bank Turystyki S.A.) and focuses on servicing domestic and foreign business and trade, including trade with the Russian Federation, thanks to which BWE S.A. stands out amidst the remaining banks in the sector. The prevailing downward business trend has negatively affected the bank's standing and performance in 2003 and 2004. Under the surveillance of the Inspectorate for the General Banking Supervision, the Bank implemented and continues a work-out program involving acquisition of funds by way of private placement of share issue in the third and fourth quarter of 2004;

c) Polskie Hotele Sp. z o.o. in liquidation;

d) Rena Kord S.A. in bankruptcy;
e) Tarpan Sp. z o.o. in liquidation;
f) Walewice Sp. z o.o. in liquidation.

The reduction of the portfolio will proceed progressively, following the development of the initiated liquidation and bankruptcy proceedings, the time horizon of which is difficult to predict. The only exception is the pension fund PPTE DIAMENT where liquidation is conditional upon ensuring to fund members the possibility to continue savings, which is a precondition for issuance by the Commission for Supervision of Insurance and Pension Funds (KNUiFE) of a decision on liquidation of the fund and withdrawal of the permit for the pension fund manager, scheduled to take place at the end of 2004.

Liquidation of POLORBIS Reiseunternehmen GmbH with its registered office in Köln, the shares of which are disclosed in Orbis S.A. books of accounts as financial current assets, shall mark the end of the implementation of the adopted strategy of gradual withdrawal of interest held in foreign companies. POLORBIS is a tour operator and travel agency specializing in incoming traffic into Poland, building up its offer mainly on the basis of the offer of Orbis Hotels, Orbis Travel and Orbis Transport. POLORBIS belongs to a group of small travel agencies which are particularly prone to business trend fluctuations, has been dissolved and subjected to liquidation from December 31, 2003. The liquidation procedure is expected to be finalized at the end of 2004.

As at the reporting date, the value of shares and interest calculated on a basis of purchase prices, directly held by Orbis S.A. amounted to PLN 473,746.1 thousand and was by PLN 0.4 thousand lower as compared to the 2003 closing balance.

1.2 Ownership Changes in the Orbis Group in the Semi-Annual Period of 2004

Changes related to the ownership structure of the Orbis Group that occurred in the reporting period consisted in establishment of two single-shareholder limited liability companies by Orbis Transport Sp. z o.o.:

a) PKS Tarnobrzeg Sp. z o.o. with its registered address in Tarnobrzeg and initial capital at the level of PLN 4 347 thousand, the core business of which is provision of passenger carriage services on intercity road transportation market,

b) AutoORBISbus France Sarl with its registered address in Paris and initial capital at the level of EUR 7.5 thousand, the core business of which is distribution and sale of tickets. The company did not launch business operations.

1.3 Description of Consolidated Companies in the Orbis Group

The consolidated financial statements of the Orbis Group comprise:

- aggregate financial statements of all organizational units forming Company Orbis S.A., keeping separate accounting books,
- financial statements of Hekon-Hotele Ekonomiczne S.A. and UAB Hekon, PBP Orbis Sp. z o.o. Group and Orbis Transport Sp. z o.o. Group, which have been fully consolidated,
- an affiliated company Orbis Casino Sp. z o.o. consolidated by equity method.

1.3.1 Orbis S.A. - controlling (dominant) company

The joint-stock company Orbis Spółka Akcyjna was established in the course of transformation of the State-Owned Enterprise Orbis into a single-shareholder company of the State Treasury on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises /Dz.U. of 1990 , No 51 item. 298, as subsequently amended/. On December 17, 1990, a notary's deed of the transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted /Notary's file Rep. A No 1882/1990/. The Statutes of Orbis S.A. was also adopted by virtue of the aforementioned notary's deed.

On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division registered the Company in the commercial register under the number RHB 25134.

On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Registry issued a decision on the entry of a joint-stock company Orbis Spółka Akcyjna in the register of business operators under the number KRS 0000022622.

The Company pursues its operation on the basis of its Statute, the consolidated text of which was adopted by the Extraordinary General Assembly of Orbis S.A. Shareholders on October 3, 2000 /notary's deed Rep. A No 6936/2000/.

The core business activity of the Company includes, above all:

- organization and servicing of domestic and international tourism,
- provision of hotel lodging as well as food&beverage services and ancillary services,
- operating cashier outlets offering sale and purchase of foreign tender,
- advertising and publishing activities, both in Poland and abroad,
- activities in the field of foreign trade, in particular connected with the core business of the Company,
- sale of Polish and foreign goods and products,
- provision of services and conducting business operations in the area of training, investment and information technology,
- provision of insurance services within the scope of obtained licenses and permits,
- lease of utility areas,
- management of foreign hotels within the framework of hotel management systems operated by the Company.

In accordance with information submitted to the Company by virtue of Article 147 and 158a of the Act on Public Trading in Securities, as at June 30, 2004, shareholders holding at least 5% stake in Orbis S.A. included:

Shareholders	% of shares
Accor S.A.	35.58%
Deutsche Bank AG *[of which interest held through subsidiaries, including FIC Globe B.V.]*	8.92% *[8.03%]*
Commercial Union OFE BPH CU WBK	5.08%
Globe Trade Centre S.A.	5.00%

In the semi-annual period of 2004, the Orbis S.A. comprised 54 hotels located in 29 large cities and resorts throughout Poland, with an average total number of rooms amounting to, as at mid-2004, 10 009 rooms, plus conference rooms and hotel Business Centers with full offer of food&beverages in hotel restaurants, bars and clubs, as well as leisure facilities and spa. This potential ranks the Orbis hotel network on the top place in Poland and in Central and Eastern Europe.

Implementing the provisions of the Franchising Agreement, by virtue of Resolution No 11 dated March 2, 2004, the Management Board rebranded the Kasprowy Hotel in Zakopane to the Mercure brand as of April 1, 2004, thus changing the name of the relevant hotel branch to Orbis S.A. Mercure Kasprowy in Zakopane.

In mid-2004, the average employment in the Company, calculated in terms of full-time posts, was at the level of 5 088 posts and was by 12.4% lower than in the past year.

The composition of the Company's managing and supervisory bodies during the period from January 1, 2004 till June 30, 2004 was as follows:

Governing body	Function	Name and surname
Management Board	President	Maciej Olaf Grelowski (until June 23, 2004, i.e. until closing of the session of the Annual General Assembly of Shareholders of Orbis S.A.) Jean Philippe Savoye (from June 23, 2004, i.e. from closing of the session of the Annual General Assembly of Shareholders of Orbis S.A.)
	Vice-President	Krzysztof Andrzej Gerula
	Vide-President	Andrzej Bobola Szułdrzyński
	Vide-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Alain Billy
Supervisory Board	Chairman	Jean Philippe Savoye (member of the Supervisory Board until June 23, 2004, i.e. until closing of the session of the Annual General Assembly of Shareholders of Orbis S.A.; performed the function of the Chairman until May 10, 2004) Claude Moscheni (member of the Supervisory Board; performed the function of the Supervisory Board Chairman from May 10, 2004)
	Members	Eli Alroy (until June 23, 2004)
		Wojciech Ciesielski (until June 23, 2004)
		Sabina Czepielinda
		Wanda Dutkowska (until June 23, 2004)
		Michael Harvey
		Janusz Rożdżyński
		Andrzej Saja (until June 23, 2004)
		Christopher Voutsinas
		Andrzej Przytuła (from June 23, 2004)
		Christophe Guillemot (from June 23, 2004)
		Michael Flaxman (from June 23, 2004)
		Paweł Dębowski (from June 23, 2004)
		Erez Boniel (from June 23, 2004)

As at June 30, 2004, Orbis S.A. equity amounted to PLN 1 210 864 thousand and was by 1.6% higher than in the corresponding period of 2003.

Sales revenues totaled PLN 285 532 thousand and were by 5.2% higher as compared to the semi-annual period of 2003. During the period in question, the Company's hotels reported occupancy rate of 42.6%, i.e. by 3.4 percentage points higher than in the semi-annual period of 2003. The average daily rate equaled PLN 206.4, which reflects a decline by 4.1% as compared to the corresponding period of the past year. The net profit equaled PLN 35 339 thousand, i.e. by 21,5% higher than after the first two quarters of 2003.

1.3.2 Polskie Biuro Podróży Orbis Sp. z o.o. Group - subsidiary

The controlling company of this Group, i.e. Polskie Biuro Podróży Orbis Spółka z ograniczoną odpowiedzialnością was founded on June 7, 1993, by PP Orbis and Bank Turystyki S.A. On June 15, 1993, the Company was registered in section B, No RHB 37048, of the commercial register in the District Court for the capital city of Warsaw, XVI Economic Division. On September 20, 2001, the District Court for the capital city of Warsaw, XX Economic Department of the National Court Registry registered the Company in the register of business operators (KRS) No 0000046253.

As at June 30, 2004, its shareholders included:

Shareholders	Share in the initial capital
Orbis S.A.	70.409%
Beton Stal S.A.	16.312%
INVOR Sp. z o. o.	5.423%
Chrobot Reisebüro	0.245%
Wilanów Sp. z o.o.	0.064%
Biuro Podróży Zbigniew	0.009%
478 natural persons	7.538%

The core business of the company includes, above all:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, gatherings and conferences,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,
- provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles,
- sale and purchase of foreign currencies,
- retail trade.

In 2004 semi-annual period, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Grzegorz Prądzyński
	Vice-President	Jerzy Sułowski
	Member	Piotr Gliński
Supervisory Board	Chairman	Krzysztof Gerula
	Vice-Chairman	Joanna Jatczak
	Member	Justyna Pasierbska-Burzyńska

As at the reporting date, the organizational structure of the Company included 22 units that prepare their own balance sheets, including the Management Board's Office, Foreign Tourism Office, and 20 Regional Branches. Moreover, the Company cooperated with 1090 distribution agents.

As at June 30, 2004, the equity of PBP Orbis Sp. z o.o. amounted to PLN 16 840 thousand and was by 11.8% lower than on December 31, 2003 and by 3.8% higher as compared to the semi-annual period of 2003.

The employment level in the company at the end of the reporting period equaled 535.9 posts and was by 0.9% higher as compared to December 31, 2003 and by 4.0% lower as compared to the semi-annual period of 2003.

The company ended the semi-annual period of 2004 with sales revenues amounting to PLN 69 550 thousand which accounted 100.3% of the 2003 semi-annual result and with a net loss of PLN 2 247 thousand which reflects improvement by PLN 1 511 thousand as compared to the balance as at June 30, 2003.

As at June 30, 2004, PBP Orbis Sp. z o.o. held shares in the following domestic and foreign organizations:

Name, legal status, corporate address		Share in the initial capital	Status versus PBP Orbis
Orbis Polish Travel Bureau Inc.,	New York	88.00%	subsidiary
INTER Bus Sp. z o.o.,	Warsaw	31.37%	affiliated
Dom Polski S.A. ,	Ostrawa	1.00%	
First Travel GmbH (in liquidation)	Düsseldorf	1.00%	
ORBIS Transport Sp. z o.o.,	Warsaw	0.36%	
Tarnowska Agencja Rozwoju Regionalnego,	Tarnów	0.08%	

The core business of the above listed companies is by nature complimentary and non-competitive versus the scope of business pursued by the controlling company. Orbis Polish Travel Bureau Inc, an American company, runs a travel agency business and cooperates with PBP Orbis at arms' length in offering Orbis' products at American market. INTER Bus Sp. z o.o. focuses on ticket reservation and sales on international couch routes. Dom Polski S.A. pursues hotel business in a hotel operating under the same name and located in Ostrawa.

In the past years, PBP Orbis Sp. z o.o. did not prepare consolidated financial statements. Beginning from the first half of 2004, the statements of Orbis Polish Travel Bureau Inc. are fully consolidated and statements of INTER Bus Sp. z o.o. are accounted for by the equity method.

As at June 30, 2004, the equity of PBP Orbis Group amounted to PLN 16 752 thousand.

The employment level in the Group in the semi-annual period of 2004 equaled 555.9 posts.

The PBP Orbis Group ended the semi-annual period of 2004 reporting a net loss of PLN 2 313 thousand (in the semi-annual 2003 net loss amounted to PLN 3 758 thousands), whilst its sales revenues reached PLN 71 561 thousand (in the semi-annual 2003 sales revenues equaled PLN 69 319 thousands).

1.3.3 Orbis Transport Sp. z o.o. Group - subsidiary

The controlling company of the Group, i.e. the company Orbis Transport was founded on June 28, 1993 by PP Orbis and Bank Turystyki S.A. On July 1, 1993, the Company was registered under section B, No RHB 37309, of the Commercial Register in the District Court for the capital city of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the capital city of Warsaw, XX Economic Department of the National Court Registry registered the Company in the register of business operators (KRS) No 0000037337.

As at June 30, 2004, the shareholders of Orbis Transport Sp. z o.o. included:

Shareholders	Share in the initial capital
Orbis S.A.	84.437%
LG Leasing Polska Sp. z o.o.	13.858%
Chrobot Reisebüro	0.362%
PBP Orbis Sp. z o.o.	0.185%
185 natural persons	1.158%

The core business of the company includes:

- domestic and foreign transportation services,
- rental and lease of cars,
- agency in provision of tourist, hotel and transportation services,

- servicing motor vehicles, parking services,
- passenger transport - bus transport on regular routes,
- trading activities including resale of cars and spare parts,
- agency and representation services,
- tourist organization,
- exports and imports of goods and services.

In 2004 semi-annual period, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Jan Sidorowicz
Supervisory Board	Chairman	Andrzej Szułdrzyński
		Aldona Cypryszewska-Olczyk
		Gabriel Bąkiewicz

The organizational structure of the company includes the Management Board's Office and 10 Car Rental Units in Warsaw, Gdańsk, Katowice, Kraków, Łódź, Olsztyn, Poznań, Rzeszów, Szczecin and Wrocław.

As at June 30, 2004, the equity of Orbis Transport amounted to PLN 37 796.1 thousand and was by 16.8% higher than at the end of 2003.

The average employment level in the company in the semi-annual period of 2004 equaled 203 persons and was by 2 persons lower as compared to the end of year 2003 and by 3 persons lower as compared to the end of the semi-annual period of 2003.

Orbis Transport ended the semi-annual period of 2004 with a net profit of PLN 5 430.1 thousand, which accounts 74.5% of the profit generated in the semi-annual period of 2003. Sales revenues totaled PLN 51 121 thousand and accounted for 125.6% of revenues reported in the semi-annual period of 2003 r.

As at the end of the reporting period, the company held shares in the following companies belonging to the Orbis Transport Group:

Name, legal status, corporate address		Share in the initial capital	Status versus Orbis Transport
INTER Bus Sp. z o.o.	Warsaw	39.22%	affiliate
Capital Parking Sp. z o.o.	Warsaw	68.00%	subsidiary
PKS Tarnobrzeg Sp. z o.o.	Tarnobrzeg	100.00%	subsidiary
AutoORBISbus France Sarl	Paris	100.00%	subsidiary

The core business of the above mentioned companies is complimentary by nature as regards the scope of business pursued by the controlling company, that is the business activity of INTER Bus focuses on running a network of ticket sales in international couch routes, while the company Capital Parking administers large multi-level parking lots and hotel parking lots in Warsaw (in a property leased from Orbis S.A., located next to the Novotel Centrum in Warsaw), in Wrocław, Kraków and Gdańsk. PKS Tarnobrzeg provides regular carriage services on domestic routes. The company AutoORBISbus is to run reservation of seats and sell tickets for international couch routes and operate car rental service (at present it does not carry out any business operations).

As at June 30, 2004, the equity of Orbis Transport Group amounted to PLN 38 216 thousand and was by 16.7% higher than at the end of the year 2003 and by 9.0% higher than at the end of the 2003 semi-annual period.

In the semi-annual period of 2004, the average employment level in the Group equaled 279 persons and was by 22 persons higher as compared to the past year.

The Orbis Transport Group closed the semi-annual period of 2004 with a net profit of PLN 5 460 thousand, deteriorating the performance in the semi-annual period of 2003 by 23.9%. Sales revenues generated totaled PLN 51 121 thousand and accounted for 125.4% of revenues reported in the semi-annual period of 2003.

1.3.4 Hekon - Hotele Ekonomiczne S.A. – Orbis S.A. subsidiary and UAB Hekon – subsidiary of Hekon S.A.

Hekon - Hotele Ekonomiczne S.A. was established on February 19, 1997, and registered in the commercial register, section B, under the number 57835 in the District Court for the Capital City of Warsaw. The Company was registered in the business operators' register of the National Court Register (KRS) under the number 0000113855 on May 21, 2002, by the District Court for the capital city of Warsaw.

Since October 31, 2003, Hekon S.A. is a company having a single shareholder, i.e. Orbis S.A.

The scope of the company's business covers:

- hotel and food&beverage services,
- construction and furbishing works,
- purchase, sale and lease of real property.

In 2004 semi-annual period, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname	
Management Board	President	Yannick Rouvrais	
	Member	Alain Billy	
Supervisory Board	Chairman	Krzysztof Gerula	
	Member	Marta Kuniszyk	
		Andrzej Szułdrzyński	
		Andrzej Tabor	until June 9, 2004
		Bartłomiej Weroniczak-Ballod	until June 9, 2004

As at June 30, 2004, the equity of Hekon S.A. amounted to PLN 331 366 thousand and was by 0.4% lower than at the closing of the past financial year.

At the end of the reporting period, the employment level in the company equaled 405 persons and was by 1.5% higher as compared to June 30, 2003.

The Company closed the semi-annual period of 2004 reporting sales revenues of PLN 43 688 thousand, which is 10% higher as compared to the corresponding period of the year 2003 and generated net profit of PLN 9 655 thousand, which accounts for 171.2% of the semi-annual period in 2003. The Company's hotels reported occupancy rate at a level of 53.3%, which reflects a growth by 5.9 percentage points as compared to the semi-annual period of the past year. The average daily rate totaled PLN 217.2, which is by 3.5% less than in the semi-annual period of 2003.

The company is a controlling company of a wholly-owned single-shareholder Lithuanian company operating under the name UAB Hekon, established in October 2003 for the purpose of lease, equipping and operating a hotel in Vilnius under a Novotel brand. The Hotel was opened on April 1, 2004.

1.3.5 Orbis Casino Sp. z o.o. - affiliated company

Orbis Casino Sp. z o.o. was founded on April 28, 1989, by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, No RHB 18620, of the Commercial Register in the District Court for the capital city of Warsaw, XVI Economic Division. On October 22, 2002 the company was entered in the register of business operators kept by the District Vourt for the Capital City of Warsaw, XX Economic Division of the National Court Registry under the number KRS 0000135406.

As at June 30, 2004, the shareholders of the Company included:

Shareholders	Share in the initial capital
Orbis S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
Zjednoczone Przedsiębiorstwa Rozrywkowe S.A.	33.33%

The core business of the company includes:

- running activities connected with games of chance, mutual bets and slot machines,
- food&beverage services,
- running extra-school forms of education,
- consultancy services in the field of business activities and management,
- publishing activities,
- advertising,
- administration of real property,
- activities related to recreation as well as cultural and sports events,
- other financial agency,
- ancillary financial activities.

In 2004 semi-annual period, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname	
Management Board	President	Eligiusz Kisała	until June 29, 2004
		Wojciech Szwedkowicz	from June 30, 2004
	Members	Zofia Maruszyńska	
		Iwona Sachmacińska	until June 29, 2004
		Jacek Sabo	from June 30, 2004
Supervisory Board	Chairman	Ireneusz Węgłowski	
	Members	Maciej Grelowski	
		Agnieszka Benbenek	
		Aleksandra Kołodziejczyk	from June 23, 2004
		Elżbieta Ziemblicka	until June 22, 2004
		Wiesław Król	
		Teresa Jurzyk	

During the reporting period, the company operated 9 casinos, of which 8 were located in Orbis S.A. hotels (2 in Warsaw and one in Sopot, Szczecin, Katowice, Kraków, Gdańsk and Poznań), and one in Łódź Business Center and 3 arcade games salons in Orbis S.A. hotels (Warsaw, Płock and Łódź).

As at the June 30, 2004, the Company's equity amounted to PLN 11 106 thousand and was higher by PLN 38 thousand as compared to the closing balance at the end of 2003 and by PLN 2 897 thousand as compared to the end of the semi-annual period in 2003.

As at June 30, 2004, the Company employed 699 persons. As compared to the year 2003, the employment level went up by 14 persons and by 21 persons versus employment level as at June 30, 2004.

As at June 30, 2004, the Company generated a net profit of PLN 2 438 thousand, which accounts for 113.2% of profit generated in the semi-annual period of 2003. Sales revenues totaled PLN 191 406 thousand versus PLN 177 695 thousand in the semi-annual period of 2003, i.e. by 7.7% higher

The company holds a 33.29% stake in the initial capital of Bingo Centrum Sp. z o.o. and 22.2% stake in the initial capital of the company Bookmacher Sp. z o.o. (the operational activity is scheduled to be launched in 2005).

II. EXTERNAL FACTORS AFFECTING THE PERFORMANCE OF CONSOLIDATED COMPANIES FORMING THE ORBIS GROUP

2.1 Macro-economic situation

Economic growth: during the semi-annual period of 2004, the Gross Domestic Product rose by 6.5% y/y versus 3.0% y/y growth reported in the semi-annual period of 2003. The strengthening economic recovery is contributory to the growth in the dynamics of the business and tourist traffic for the benefit of which the Group renders its services.

Domestic demand: growth in domestic demand at the end of June 2004 stood at 5.4% as compared to 2.2% in the semi-annual period of the past year. It was observable in a different way on markets of services rendered by the Group.

Inflation: The inflation index (of consumer goods and services' prices) in June 2004 stood at 4.4% (0.8% in June 2003). The mounting inflationary pressure, triggered somewhat by Poland's access to the European Union and having an effect of reducing the purchasing power of the Polish zloty is a limiting factor as regards the demand for services provided by the Group.

Labor market: The semi-annual period of 2004 ended with the registered unemployment rate standing at 19.5% against 19.7% as at the end of June 2003, while the average gross monthly wages and salaries in the corporate sector went up by 5.1% as compared to the semi-annual period of 2003. The present GDP growth is not enough to bring about a considerable improvement on the labor market and will, therefore, remain to be the factor limiting the demand for services offered by the Group.

Exchange rate: During the semi-annual period of 2004, the Polish Zloty continued to depreciate against foreign currencies of the Group's main markets, i.e. the dollar and the Euro, translating on the one hand into Polish Zloty-denominated revenues from exports (incoming traffic) and imports of services (outgoing traffic) and, on the other hand, into liabilities denominated in foreign currencies.

Interest rates: As of July 1, 2004, the Monetary Policy Council one again this year increased the interest rates of the National Bank of Poland by 0.5 percentage points, which means that the restrictive bias of the Council in the monetary policy will continue. The effects of this decision upon the price of money at the commercial market will surface in the third quarter of 2004.

2.2 Dynamics of individual tourist traffic

Incoming traffic: During the semi-annual period of 2004, the number of foreigners' arrivals into Poland registered by the Border Guards totaled 27.2 million persons and was higher by 21% as compared to the semi-annual period of 2003 and by 17.1% as compared to the compared to the semi-annual period of 2002.

The analysis of changes in foreign incoming traffic by the country of origin indicates that:

- the number of arrivals from Slovakia, Canada, South Korea, Luxembourg, Portugal, Australia, Germany, Hungary, Ireland, Japan, Finland, Sweden, Israel and Turkey has increased substantially (by more than 20%),
- the number of arrivals from Cyprus, Norway, Malta, Romania, the Czech Republic, Slovenia, Great Britain, Spain, United States, the Netherlands and Belgium grew to a lesser extent (by 10% to 20%)
- traffic from Germany and new European Union member states increased substantially; one-day visits to areas close to the border (of Germany, Slovakia, the Czech Republic and Lithuania) are predominant within this group,
- traffic from Denmark decreased (by 27%), and so did traffic from Ukraine and Russia (by 14% each), Byelorussia and Estonia (by 11% each) and Greece (by 9.5%).

Introduction as of October 1, 1003, the visa requirement for citizens of the Russian Federation, Ukraine and Byelorussia has reduced incoming from these countries.

In accordance with the estimates of the Institute of Tourism, the total volume of foreign incoming traffic referred to above comprised 6.3 million tourists' arrivals, which represents a growth by some 2.0%.

Foreign incoming traffic in Poland



Total (+ 2%)
7000
6000
5000
4000
3000
2000
1000
0
360
810
710
2390
1870
430
820
760
2110
2160
2003 Semi-Annual
2004 Semi-Annual
Other countries in the world – growth by 13%
New EU Member States – growth by 1%
15-Member EU (excl. Germany) – growth by 7%
Russia, Byelorussia, Ukraine – decline by 12%
Germany – growth by 16%

Source: Institute of Tourism

The basis segment of foreign incoming traffic still include tourism (holidays, leisure), business trips and visits, accounting in overall for over twenty percent of the total volume of incoming traffic.

The Institute of Tourism estimates that during the semi-annual period of 2004, an average tourist spent on the territory of Poland the amount of USD 160 per person and USD 35 per day, which reflects the growth of these amounts accordingly by 40.4% and 45.8% versus the corresponding period of the year 2003.

Outgoing traffic: During the semi-annual period of 2004, the number Poles crossing the border totaled 16.8 million and was by 6.5% lower than in the corresponding period of the past year.

Forecasts for tourist traffic: The forecast of the Institute of Tourism as regards **foreign incoming traffic** in the years 2004 – 2007 takes into account (apart from other phenomena) two major factors:

Poland's accession to the European Union in May 2004 and the introduction of a visa requirement for the citizens of the Russian Federation, Ukraine and Byelorussia beginning from October 1, 2003.

As regards foreign tourist availing of hotel rooms or equivalent accommodation in Poland, the forecast of the Institute of Tourism estimates that the average annual rate of change during the years 2003-2007 would come to 4.2%.

2.3 Competition

Hotel market

Following the six months of 2004, the situation on the main hotel markets in Poland is as follows.

The share of Orbis Hotel Group in the semi-annual period of 2004

Market	Fair Share*
Warsaw	38.2%
Kraków	28.1%
Katowice	43.8%
Tri-city	47.1%
Poznań	67.0%
Wrocław	35.6%
Szczecin	49.0%
Lublin	25.2%
Toruń	73.8%

The Warsaw market

In 2003 and in the 1st half of 2004, 10 hotels, with a total of 2 000 rooms were opened or expanded (including Westin, Intercontinental, Courtyard by Marriott, hotel complex of the Envergure network). Presently, 8 new hotels, with a total number of approx. 1 500 hotel rooms, are under construction and will be completed by the year 2006 (including Polonia, Hilton, Qubus, Barceló).

The Kraków market

The Kraków market has, for a few years, been characterized by unrelenting activity in terms of investing in hotel properties. In the years 2004-2006, approx. 550 new rooms are scheduled to be opened. In the first half of 2004, the Sheraton hotel was rendered operational.

The Katowice market

In the first half of 2004, the number of rooms available on the market went up by 242 rooms of 5-star and 4-star standard. Presently, no information is available on new hotel investment projects.

The Tri-city market

As many as 12 new hotels, with a total of approx. 1 400 rooms, predominantly of a 3-star and 4-star standard (including Radisson SAS) are planned to be opened in the years 2004-2006.

The Poznań market

In the years 2004-2006, approx. 800 new rooms of a 3-star and 4-star standard are planned to be opened on the market.

The Wrocław market

In the year 2005 1 hotel is planned to be opened - 108 rooms.

---

* *In connection with the merger of hotels of the Hekon company (operating under the brand names of the French hotel network of Accor: Ibis, Novotel) with Orbis S.A. hotels, that now form one Orbis Hotel Group, the Group's share on individual markets changed as compared to the semi-annual period of 2003.*

The Szczecin market

In the semi-annual period of 2004, one hotel of a 3-star standard, with 30 rooms, was opened on the Szczecin market. Two subsequent hotels are scheduled to be opened in the nearest future.

Travel agents' market

The travel agents' market is governed by the provisions of the Act on Tourist Services. As at August 29, 2004, there were 2 946 entities authorized to run tourist operations registered in the Central Register of Permits, as compared to 3 503 entities registered as at the end of December 2003. The prevailing part of these entities are those authorized to organize and offer agency services in tourism (63.34% of total number of entities registered), 35.06% entities focus exclusively on organization while 1.6% of authorized entities deal with agency services only. As a matter of fact, approx. 10 travel agents, generating total revenues of about PLN 1 billion, i.e. 20% share of the market, enjoy a significant position on such a segmented market.

Entry into force, as of May 1, 2004, of the amended Act of Tourist Services, providing for stricter guarantee requirements, accelerated the "sorting out" of the market: by August 29, 2004, 706 travel agents that could not comply with statutory requirements, lost their permits due to revoking (33.7%) or expiry (66.2%), on the other hand, however, the PeBePe brand (9 travel agents) offering the product named *Przystanek Wakacje* joined the ALIANS brand, comprising of 16 travel agents. As of the date of entry into force of the Act on Economic Freedom (August 21, 2004), the obligation to receive a permit was relieved, organization of tourist events (tour operator's activities) and agency in the sales thereof are deemed to be regulated activities within the meaning of the said Act, subject exclusively to the entry to the register.

The principles for taxation of tourist services with the VAT have changed: in lieu of the zero-rated VAT on incoming traffic and 7% VAT rate, calculated on the price, on other tourist services, as of May 1, 2004 a 22% VAT rate on tourist services rendered within the EU, calculated on the margin of profit and a 0% VAT rate on services rendered outside the Community, were introduced.

The air transport market has undergone considerable changes: entrance on the market of „cheap carriers" forced airline companies to alter their pricing policy manifested by a decrease in tariffs and, first, diminishing the agency commission down to 1%, and next, replacing it with a transaction fee payable directly by the client.

PBP Orbis is a travel agent whose operating all over Poland, combining the functions of a tour operator (outgoing and domestic traffic) with those of an agent (travel services, incoming traffic). PBP Orbis is the leader on the markets of airline ticket sales and foreign traffic reception, and competes, among others, with the *Travel Time* brand (economy travels), to win the position of a leader on the foreign departures market.

Passenger transport and rental of vehicles market

The passenger transport market is governed by the provisions, accordingly, of the Polish Act on Road Transport and EU regulations, and a permit is required to run this type of operations. The most serious competitors of Orbis Transport on regular international transport market (19% market share) include: Eurolines Group (28% market share) and Grupa Intercars (8%). Unfair competition, manifested, among others, in the organization of regular transport my mini-buses (by-passing of laws regulating passenger transport in Europe and avoiding the payment of taxes) as well as in running lines in a manner inconsistent with possessed permits (additional stops not covered by the permit), reduce the demand for services offered by legally operating carriers. On the passenger car rental market, operated under the brand name of HERTZ (license), the share of Orbis Transport amounts to 30%, this figure being equal to the share held by the company AVIS. The company EUROPCAR is the third operator, with a 20% market share. The biggest entity, specializing in long-term rentals (leasing) is ARVAL (approx. 23%), followed by Daimler Chrysler Fleet Management (15% share in the market), Transpost (13%), Futura Prima - Prime Car (13%), Lease Plan (10%) and Orbis Transport, operating under the brand name of Hertz Lease, with 6% market share.

Games market

The games market is regulated by the Act on Games of Chance and Mutual Betting and has been open for operators from the European Union since May 1, 2004. Economic operation on that market is restricted by the scope of the closed games catalogue laid down in the Act, as from June 15, 2003 expanded to include video-lotteries, telebingo and games on slot machines with low wins and location-related limits for games centers. Moreover, a permit (most frequently granted in the course of a tendering procedure) is required, and, apart from the corporate income tax, a linear games tax, with rates ranging from 10% to 45% depending on the type of game, or a lump-sum monthly tax on games in the case of games with low wins, with a rate equivalent to EUR 75 on each machine in 2004, are imposed.

The largest share in the games market is held by the state monopoly represented by Totalizator Sportowy and Polski Monopol Loteryjny, followed by: Zjednoczone Przedsiębiorstwa Rozrywkowe, Casinos Poland and Orbis Casino.

III. SIGNIFICANT EVENTS IN COMPANIES FORMING THE ORBIS GROUP AFTER THE BALANCE SHEET DATE

PBP Orbis Group: the ownership structure of the controlling company PBP Orbis Sp. z o.o. changed as a result of buy-back, on September 29, 2004, of a block of 26 640 shares for the price of PLN 532 800 per block, i.e. at PLN 20 per share from a shareholder Beton Stal S.A. in bankruptcy; the share that Orbis S.A. holds in the initial capital and in the total number of votes at the General Assembly of Shareholders of that subsidiary company went up to 86.72%.

Orbis Transport Group: the ownership structure of the controlling company Orbis Transport Sp. z o.o. changes as a result of buy-back, on September 29, 2004, of a block of 19 510 shares for the price of PLN 1 836 000 per block, i.e. at PLN 94.11 per share, from the shareholder Nordea Finance Polska S.A.; the share held by Orbis S.A. in the initial capital and the total number of votes at the General Assembly of Shareholders of that subsidiary company went up to 98.30%.

IV. PLANS OF GROUP'S CONSOLIDATED COMPANIES FOR THE SECOND HALF OF 2004

PBP Orbis Sp. z o.o.: marketing of a winter offer, acquisition of premises in Zabrze, currently leased, where services are directly rendered to clients.

Orbis Transport Sp. z o.o.: acquisition of the company PPKS in Gdańsk in purpose of creating local communication hub in Gdańsk within the framework of implementation of strategy of entering the market of domestic passenger transport and establishment of a single-person company for the purposes of pursuing the business taken over as well as the introduction of procedures necessary for obtaining EU permits, authorizing to run international routes without the participation of foreign partners.

Orbis Casino Sp. z o.o.: applying, in the tendering procedure, to obtain a permit from Minister of Finance to run new games centers and modernization of existing centers, repair works in casino in Katowice and Salon in Poznań.

V. ANALYSIS OF THE BALANCE SHEET OF THE ORBIS GROUP

The balance sheet total of assets and liabilities for the first half of 2004 closed with the amount of PLN 1 824 206 thousand, which translates into a growth by 18.9% as compared to the first half of 2003. The growth is to a largest extent attributable to the transaction of purchase of shares Hekon - Hotele Ekonomiczne S.A. by Orbis S.A., that was executed in the 4th quarter of 2003.

5.1 Assets

In the consolidated balance sheet, the dominant asset item includes the fixed assets, the share of which in the overall assets amounted to 88.9% in the first half of 2004. A major share in the structure of fixed

assets was contributed by tangible fixed assets (89.9%), which grew in value by PLN 226 468 thousand, i.e. by 18.4% as compared to the corresponding figure in the first half of 2003. The increase in the assets value significantly related to the purchase of shares in the Hekon company.

Long-term investments accounting for 1.4% of fixed assets totaled PLN 25 673 thousand and increased by PLN 16 143 thousand as compared to June 30, 2003.

Long-term deferred costs and prepayments (1.0% contribution to fixed assets) were dominated, alike in the corresponding period of the past year, by deferred income tax (99.7%).

In the semi-annual period of 2004, the value of current assets wend down by PLN 60 416 thousand, i.e. by 23.0% as compared to the corresponding period of 2003. Furthermore, their share in the total assets declined from 17.1% to 11.1%. The main underlying reason was the fall in short-term investments by 46.7%.

5.2 Liabilities

In the semi-annual period of 2004, the equity grew by 1.6% as compared to the corresponding period of the past year and totaled PLN 1 220 940. This growth has been brought about by an increase of the reserve capital. In the semi-annual period of 2004, the share of equity to total liabilities fell by 11.4 percentage point as compared to the corresponding figure in 2003.

Reserve capital rose by 4.3% and its share in the total liabilities decreased by 5.9 percentage point and totaled 42.5%. The growth of reserve capital was mainly attributable to distribution of profits for 2003, to the sale of titles to perpetual usufruct of land, and, to a lesser extent, to the sale of fixed assets and consolidation of Orbis Polish Travel. Revaluation reserve declined by 1.6% as compared to the end of 2003 as a result of revaluation of liquidated fixed assets and sale of fixed assets.

Creditors and provisions for creditors went up by 83.5%. As compared to the preceding year, changes were reported in the following items:

- increase in provisions for creditors by PLN 2 096 thousand (by 2.5%), of which provisions for pension and equivalent benefits declined by 11.5%, while other provisions, comprising of provisions for liabilities towards employees, provisions for franchise fees, provisions for liabilities of public law, provision for restructuring of employment in Europejski hotel in Orbis S.A. and other, went up by 35.2%.
- growth in the balance of short-term creditors by PLN 1 164 thousand (drop in the share in overall sum of creditors from 42.5% in the semi-annual period of 2003 to 23.4% in the semi-annual period of 2004),
- growth in long-term creditors by 327.2%, related, first and foremost, to the long-term credit and other liabilities incurred by Orbis S.A. for the purposes of purchase of shares in Hekon.

VI. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

On the basis of the financial statements (the balance sheet and the profit and loss account), an analysis of the Group's performance has been made based on the following categories of ratios: profitability, turnover and financial ratios.

6.1 Profitability ratios

Return on sales (ROS)

Return on sales (ROS) in the semi-annual period of 2004 reached the level of 6.03% and was by 2.44 percentage points lower than in the semi-annual period of 2003 (8.46%)

Gross profit / Net sales ratio

The gross profit to net sales ratio in the semi-annual period of 2004 grew by 7.49%, while in the corresponding period of the past year it totaled 12.27%. The fall of this ratio by 4.78 percentage points

is attributable to both the lower level of gross profit as well as higher level of revenues from the sale of products, goods and materials.

6.2 Turnover Ratios

Debtor collection period ratio

Debtor turnover period ratio in the semi-annual period of 2004 decreased by 5 days as compared to the corresponding period of past year and equaled 28 days. The ratio of trade debtors to the total short-term debtors went up from 76.3% at the end of the semi-annual period of 2003 to 73.6% at the end of the first six months of 2004. As of the end of 2004 semi-annual period, trade debtors accounted for 100.1% of their value in the first six months of 2003, while revenues from the sale of products and goods went up by 19.4%.

Creditor turnover period ratio

In the semi-annual period of 2004, the creditor turnover period ratio was 25 days as compared to 24 days in mid-2003. The ratio of trade creditors to the total short-term creditors grew from 35.5% at the end of the first half of 2003 to 44.1% at the end of the first half of 2004. At mid- 2004, the value of trade creditors was by 25.3% higher than in the corresponding period of the past year.

Inventory turnover ratio

In the semi-annual period of 2004, the inventory turnover ratio equaled 6 days, which is the same level compared to the corresponding period of the year 2003. The lower the inventory turnover ratio, the shorter the cycle of stock use-up and the lower the costs related to investment in raw materials, work in progress and finished goods.

6.3 Financial ratios

Debt to equity ratio

At the end of the semi-annual period of 2004, the debt to equity ratio grew from 21.06% to 32.51%. This results predominantly from a growth in the sum of creditors, as at the end of the first half of 2004, creditors and provisions were by 83.5% higher as compared to the first half of the past year.

Fixed asset cover ratio

In the semi-annual period of 2004, the fixed asset cover ratio was by 19.16 percentage points lower than in the corresponding period of the year 2003 and amounted to 75.3%, which is considered a safe level. The balance of fixed assets increased throughout the first half of 2004 27.5% as compared to the balance as at mid-2003, equity by 1.6%.

Current Ratio (CR) and Quick Ratio (QR), i.e. the so-called Acid-Test Ratio

The evaluation of the Group's ability to meet its current liabilities was made with the use of the Current Ratio (Working-Capital Ratio) - CR and the Quick Ratio - QR, which is also called the Acid-Test Ratio.

Current Ratio (CR) reflects the ratio of current assets to current liabilities. In mid-2004, the ratio reached a level CR=1.59, while the Quick Ratio (QR) representing the ratio of the liquid (current) assets less the stocks to the current liabilities equaled QR=1.48 in the semi-annual period of 2004.

The value of both the ratios went down as compared to mid-2003 due to a decline in current assets, especially short-term investments.

6.4 Other ratios measuring the performance of the Orbis Group

Working capital turnover ratio

The working capital turnover ratio measures the rate of turnover of working (circulating) assets. The higher the ratio, the better the company's financial standing. In the first six months of 2004, the ratio

equaled 2.18, while in the corresponding period of 2003, it was 1.4, which means the said ratio grew by 0.78.

Fixed assets turnover ratio

The fixed asset turnover ratio measures the effective use of fixed assets for the purpose of generating sales revenues. In mid-2004, the ratio totaled 0.27, which means that each PLN 1 worth of fixed assets engaged in the business contributed, on average, PLN 0.27 to the total sales revenues. In the first six months of 2003, the fixed assets turnover ratio equaled 0.29.

Assets turnover ratio

The asset turnover (productivity) ratio is the most comprehensive index measuring the performance of all the company's assets. The ratio did not change as compared to mid-2003 and equaled 0.24.

Debt cover ratio

The debt cover ratio measures the direct proportion between total debt of a company and its assets that could be liquidated in order to cover the debt. Hence, this ratio demonstrates the extent to which the net (depreciation-adjusted) profit after taxation covers a solvent payment of the company's liabilities. In mid-2004, this ratio equaled 0.15 as compared to 0.30 in the first six months of 2003.

VII. CASH FLOW ACCOUNT

The net cash flows from operating activities equaled PLN 73 712 thousand in mid-2004 and accounted for 200.9% of the result reported in the corresponding period of the past year. The accrual-based net cash flow of PLN 26 500 thousand generated in mid-2004 was lower than the net cash flow from operating activities. This means that the value of cash exceeded the profits reported in the profit and loss account. The cash productivity ratio equaled 36.0% in mid-2004.

In the semi-annual period of 2004 the net profit equaled PLN 26 500 thousand and was by 15% lower than the net profit generated in the corresponding period of the past year (PLN 31 169 thousand). The gross profit at the end of the first half of 2004 totaled PLN 32 929 thousand as compared to PLN 45 203 thousand generated in the corresponding period of the past year. The value of the gross profit at the end of both the periods was greatly affected by one-time events, occurring both on the side of revenues as well as costs. If the gross profit were to be adjusted to eliminate the impact of these events, it would total PLN 25 291 thousand in the semi-annual period of 2003 and PLN 35 532 thousand in the semi-annual period of 2004. The most important event in 2003 that affected the revenues was the income from the sale of Polcard and setting up a provision for litigation against Prenad, which affected the costs. As regards the year 2004, the most important one-time events on the revenue side that affected the value of gross profit in the semi-annual period of 2004 comprised other operating revenues related to dissolution of a provision for liabilities to the Tax Office in Orbis Travel and financial revenues derived from positive foreign exchange differences on a loan to finance the acquisition of the company Hekon and Accor loan. On the expenditure side, costs included provisions for the Europejski Hotel, interest on loans and financial costs related to valuation of collateral.

Investment operations of Orbis S.A. during the period in question have been related to the purchase of short-term securities and additional settlement of transaction of acquisition of the company Hekon (PLN 24 222 thousand). Moreover, a small loan was granted to a group company. Investment operations generated a negative cash flow balance.

Receipts from financial activities were derived mainly from credits and loans incurred by the Group, while expenditure consisted of repayment of bank credits and loans, interest paid as well as the repayment of financial lease. Both receipts and expenditure from financial activities were lower than in mid-2003, by 44.8% and 51.1%, respectively.

Despite a negative net cash flow from investment operations, the level of cash in the Group equaled PLN 68 279 thousand at the end of first half of 2004.

The ratio analysis based on the cash flow account supplements the ratio analysis of the remaining sections of the financial statements. The basic information for the analysis is contained in the cash flow statement. However, in order to enhance the applicability of the analytical results, figures from the balance sheet and profit and loss account are used as well.

Cash Productivity Ratios

Ratios of this category reflect the company's cash productivity. Ratio no 1 defines the ratio of net profits disclosed in the profit and loss account to cash flow from operating activities (CF op.). The second ratio shows the proportion of net cash flow from operating activities (CF op.) to sales.

Ratio of net profits to net cash flow from operating activities

$$\frac{netprofit}{CF\ op.} = \frac{26\ 500}{73\ 712} = 36.0\%$$

The greater the ratio of profit in cash flow from operating activities, the greater the role of profit as a source of financing investment and financial operations.

Ratio of net cash flow from operating activities to net sales revenues

$$\frac{CF\ op.}{net\ sales\ revenues} = \frac{73\ 712}{439\ 663} = 16.8\%$$

The ratio of sales productivity in terms of cash generated is complimentary towards the traditional measure of sales profitability. It measures the quality of sales revenues i.e. degree to which revenues have been collected in cash. The higher the ratio, the better.

According to the above calculations, every PLN 100 in sales revenue generates PLN 16.8 in cash and cash equivalents.

In mid-2004, sales revenues generated 16.8% of the net cash flows from operating activities, as compared to 10.0% in the semi-annual period of 2003.